Form 10-K, Exhibit 13
period 1996-03-30
THERMO REMEDIATION INC
filed 1996-05-31
CIK 913771

Exhibit 13
























                             THERMO REMEDIATION INC.

             Consolidated Financial Statements as of March 30, 1996
PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Income
                                                         Year Ended
                                               -----------------------------
                                               March 30,  April 1,  April 2,
   (In thousands except per share amounts)          1996      1995      1994
   -------------------------------------------------------------------------
   Revenues (Note 11):
     Service revenues                            $66,957   $51,504   $42,882
     Revenues from related party (Note 10)             -         -       606
                                                 -------   -------   -------
                                                  66,957    51,504    43,488
                                                 -------   -------   -------
   Costs and Operating Expenses:
     Cost of service revenues                     49,114    33,764    27,109
     Cost of revenues from related party (Note 10)     -         -       606
     Selling, general and administrative
       expenses (Note 10)                          8,903     8,299     7,437
     New business development expenses             1,084       883       447
                                                 -------   -------   -------
                                                  59,101    42,946    35,599
                                                 -------   -------   -------
   Operating Income                                7,856     8,558     7,889

   Interest Income                                 2,539     1,002       443
   Interest Expense                               (1,850)      (68)      (73)
   Interest Expense, Related Party (Note 3)         (149)     (171)     (100)
   Gain on Sale of Investments (Note 2)              180         -         -
   Unrealized Loss on Investments (Note 2)             -         -       (92)
                                                 -------    ------   -------
   Income Before Provision for Income Taxes,
     Minority Interest and Cumulative Effect of
     Change in Accounting Principle                8,576     9,321     8,067
   Provision for Income Taxes (Note 8)             3,132     3,576     3,241
   Minority Interest Expense (Note 3)                  -     2,102     2,316
                                                 -------   -------   -------
   Income Before Cumulative Effect of Change
     in Accounting Principle                       5,444     3,643     2,510
   Cumulative Effect of Change in Accounting
     Principle, Net of Tax (Note 2)                    -         -        57
                                                 -------   -------   -------
   Net Income                                    $ 5,444   $ 3,643   $ 2,567
                                                 =======   =======   =======
   Earnings per Share:
     Primary                                     $   .44   $   .36
                                                 =======   =======
     Fully diluted                               $   .42   $   .35
                                                 =======   =======
   Weighted Average Shares:
     Primary                                      12,394    10,234
                                                 =======   =======
     Fully diluted                                13,156    10,559
                                                 =======   =======

   The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

   Thermo Remediation Inc.
   Consolidated Balance Sheet

                                                    March 30,        April 1,
   (In thousands)                                        1996            1995
   --------------------------------------------------------------------------
   Assets
   Current Assets:
     Cash and cash equivalents                       $ 26,247       $    792
     Short-term available-for-sale investments,
       at quoted market value (amortized cost
       of $7,007 and $5,179) (Note 2)                   7,004          5,155
     Accounts receivable, less allowances of
       $786 and $394                                   15,115          7,078
     Unbilled contract costs and fees                   2,094          1,867
     Prepaid income taxes (Note 8)                      2,836          1,011
     Prepaid expenses                                   2,196          1,858
     Due from parent company and Thermo Electron          564              -
                                                     --------       --------
                                                       56,056         17,761
                                                     --------       --------

   Property, Plant and Equipment, at Cost, Net         37,603         31,238
                                                     --------       --------
   Long-term Available-for-sale Investments,
     at Quoted Market Value (amortized cost of
     $2,108 and $10,687) (Note 2)                       2,098         10,564
                                                     --------       --------

   Other Assets                                        11,724         11,294
                                                     --------       --------
   Cost in Excess of Net Assets of Acquired
     Companies (Note 3)                                28,321          8,299
                                                     --------       --------
                                                     $135,802       $ 79,156
                                                     ========       ========












                                        3PAGE

   Thermo Remediation Inc.
   Consolidated Balance Sheet (continued)

                                                    March 30,        April 1,
   (In thousands except share amounts)                   1996            1995
   --------------------------------------------------------------------------
   Liabilities and Shareholders' Investment
   Current Liabilities:
     Note payable due to Thermo Electron (Note 3)    $      -       $  4,000
     Accounts payable                                   3,362          2,285
     Billings in excess of revenues earned              1,566          1,340
     Accrued payroll and employee benefits              2,539          1,697
     Accrued income taxes                                  57            911
     Accrued interest                                     776              -
     Other accrued expenses (Note 3)                    1,413          1,138
     Due to parent company and Thermo Electron              -          3,006
                                                     --------       --------
                                                        9,713         14,377
                                                     --------       --------

   Deferred Income Taxes (Note 8)                       2,137          1,809
                                                     --------       --------

   Long-term Obligations:
     4 7/8% Subordinated convertible
       debentures (Note 4)                             37,950              -
     3 7/8% Subordinated convertible note,
       due to parent company (Note 3)                   2,650          2,650
                                                     --------       --------

                                                       40,600          2,650
                                                     --------       --------

   Commitments and Contingencies (Note 9)

   Shareholders' Investment (Notes 5 and 6):
     Common stock, $.01 par value, 20,000,000
       shares authorized; 12,800,189 and 11,796,252
       shares issued                                      128            118
     Capital in excess of par value                    81,353         61,333
     Retained earnings (accumulated deficit)            1,910         (1,043)
     Treasury stock at cost, 2,154 shares in
       fiscal 1996                                        (31)             -
     Net unrealized loss on available-for-sale
       investments (Note 2)                                (8)           (88)
                                                     --------       --------
                                                       83,352         60,320
                                                     --------       --------
                                                     $135,802       $ 79,156
                                                     ========       ========


   The accompanying notes are an integral part of these consolidated financial statements.


                                        4PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Cash Flows
                                                        Year Ended
                                               -----------------------------
                                               March 30,  April 1,  April 2,
   (In thousands)                                   1996      1995      1994
   -------------------------------------------------------------------------
   Operating Activities:
     Net income                                 $  5,444  $  3,643  $  2,567
     Adjustments to reconcile net income
       to net cash provided by operating
       activities:
         Cumulative effect of change in
           accounting principle (Note 2)               -         -       (57)
         Depreciation and amortization             4,392     3,411     2,870
         Gain on sale of investments (Note 2)       (180)        -         -
         Minority interest expense                     -     2,102     2,316
         Provision for losses on accounts
           receivable                               (184)       15       298
         Other noncash expenses                    1,669     1,264       831
         Increase (decrease) in deferred
           income taxes                              328       (70)      818
         Changes in current accounts, excluding
           the effects of acquisitions:
             Accounts receivable                   4,755     1,458    (2,753)
             Other current assets                    860      (705)     (547)
             Billings in excess of revenues
               earned                                 59    (1,312)     503
             Due to (from) parent company and
               Thermo Electron                    (3,570)     (117)    1,187
             Other current liabilities            (6,194)      (30)    1,049
                                                --------  --------  --------
               Net cash provided by operating
                 activities                        7,379     9,659     9,082
                                                --------  --------  --------

   Investing Activities:
     Acquisitions, net of cash acquired
       (Note 3)                                  (17,713)  (13,391)        -
     Purchases of available-for-sale
       investments                               (30,863)        -   (16,878)
     Proceeds from sale and maturities of
       available-for-sale investments             37,795     1,012         -
     Purchases of property, plant and equipment   (9,489)   (4,806)   (3,908)
     Proceeds from sale of property, plant
       and equipment                                 579         -         -
     Issuance of note receivable (Note 3)              -      (700)        -
     Purchase of other assets                     (1,090)        -         -
     Other                                          (130)     (739)     (371)
                                                --------  --------  ---------
               Net cash used in investing
                 activities                     $(20,911) $(18,624) $(21,157)
                                                --------  --------  ---------


                                        5PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Cash Flows (continued)

                                                       Year Ended
                                               -----------------------------
                                               March 30,  April 1,  April 2,
   (In thousands)                                   1996      1995      1994
   -------------------------------------------------------------------------
   Financing Activities:
     Net proceeds from issuance of subordinated
       convertible debentures (Note 4)          $ 36,889  $      -  $      -
     Net proceeds from issuance of Company
       common stock (Note 5)                       6,908       752    15,582
     Proceeds from issuance (repayment) of
       obligations to parent company and
       Thermo Electron (Note 3)                   (4,000)    4,000    (2,000)
     Repayment of debt                                 -      (975)      (14)
     Thermo Nutech transfer of cash (to) from
       parent company                                  -        82    (2,669)
     Net parent company funding                        -         -     1,753
     Dividends paid                                 (810)     (685)   (2,127)
                                                --------  --------   -------
         Net cash provided by financing
          activities                              38,987     3,174    10,525
                                                --------  --------  --------
   Increase (Decrease) in Cash and Cash
     Equivalents                                  25,455    (5,791)   (1,550)
   Cash and Cash Equivalents at Beginning
     of Year                                         792     6,583     7,846
                                                --------  --------  --------
   Cash and Cash Equivalents at End of Year     $ 26,247  $    792  $  6,296
                                                ========  ========  ========
   Cash Paid For:
     Interest                                   $  1,060  $    239  $    181
     Income taxes                               $  2,809  $  3,110  $  1,664

   Noncash Activities:
     Fair value of assets of acquired companies $ 39,349  $ 15,187  $  2,650
     Cash paid for acquired companies            (18,462)  (13,391)        -
     Issuance of common stock, stock options,
       and warrants for acquired company         (11,210)        -         -
     Issuance of notes payable for acquired
       company                                         -         -    (2,650)
                                                --------  --------  --------
       Liabilities assumed of acquired
         companies                              $  9,677  $  1,796  $      -
                                                ========  ========  ========

     Dividends reinvested in Company common
       stock (Note 5)                           $  1,681  $  1,327  $      -
     Issuance of common stock to parent
       company for acquired companies (Note 3)  $  7,713  $    840  $      -


   The accompanying notes are an integral part of these consolidated financial statements.
                                        6PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Shareholders' Investment

                                                                     Retained
                                           Common   Capital in       Earnings
                                      Stock, $.01    Excess of   (Accumulated
   (In thousands)                       Par Value    Par Value       Deficit)
   --------------------------------------------------------------------------
   Balance April 3, 1993                 $     -      $     -        $(3,114)
   Net income                                  -            -          2,567
   Dividends declared (Note 5)                 -            -         (2,127)
   Adjustment to fair value of
     the minority shareholders'
     interest in the Company (Note 1)          -            -              -
   Transfer from parent company                -            -              -
   Reorganization of the Company              52       34,800              -
   Net proceeds from private
     placement and initial public
     offering of common stock (Note 5)        14       15,568              -
   Net unrealized loss on long-term
     investments                               -            -              -
   Cumulative effect of change in
     accounting principle (Note 2)             -            -              -
                                         -------      -------        -------

   Balance April 2, 1994                      66       50,368         (2,674)
   Net income                                  -            -          3,643
   Dividends declared and partially
     reinvested in Company common
     stock (Note 5)                            1        1,326         (2,012)
   Issuance of stock under employees'
     and directors' stock plans                -           37              -
   Tax benefit related to employees'
     and directors' stock plans                -          385              -
   Net proceeds from private placement
     of common stock (Note 5)                  -          715              -
   Issuance of common stock to parent
     company (Note 3)                          1          839              -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                  -            -              -
   Effect of three-for-two stock split        34          (34)             -
                                         -------      -------        -------

   Balance April 1, 1995, as previously
     reported                                102       53,636         (1,043)
   Issuance of stock to acquire Thermo
     Nutech (Note 3)                          16        7,697              -
                                         -------      -------        -------

   Balance April 1, 1995, as restated    $   118      $61,333        $(1,043)
                                         -------      -------        -------

                                        7PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                     Retained
                                           Common   Capital in       Earnings
                                      Stock, $.01    Excess of   (Accumulated
   (In thousands)                       Par Value    Par Value       Deficit)
   --------------------------------------------------------------------------
   Net income                            $     -      $     -        $ 5,444
   Dividends declared and partially
     reinvested in Company common
     stock (Note 5)                            1        1,680         (2,491)
   Issuance of stock under employees'
     and directors' stock plans                2          312              -
   Tax benefit related to employees'
     and directors' stock plans                -          200              -
   Net proceeds from private placement
     of common stock (Note 5)                  5        6,620              -
   Issuance of common stock for acquired
     company (Note 3)                          2       11,208              -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                  -            -              -
                                         -------      -------        -------

   Balance March 30, 1996                $   128      $81,353        $ 1,910
                                         =======      =======        =======

















                                        8PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                          Net
                                                                   Unrealized
                                                                      Loss on
                                                                   Available-
                                            Treasury     Owner's     for-sale
   (In thousands)                              Stock  Investment  Investments
   --------------------------------------------------------------------------
   Balance April 3, 1993                   $      -    $ 29,714     $      -
   Net income                                     -           -            -
   Dividends declared (Note 5)                    -           -            -
   Adjustment to fair value of
     the minority shareholders'
     interest in the Company (Note 1)             -       3,235            -
   Transfer from parent company                   -       1,903            -
   Reorganization of the Company                  -     (34,852)           -
   Net proceeds from private
     placement and initial public
     offering of common stock (Note 5)            -           -            -
   Net unrealized loss on long-term
     investments                                  -           -          (65)
   Cumulative effect of change in
     accounting principle (Note 2)                -           -          (57)
                                           --------    --------     --------

   Balance April 2, 1994                          -           -         (122)
   Net income                                     -           -            -
   Dividends declared and partially
     reinvested in Company common
     stock (Note 5)                               -           -            -
   Issuance of stock under employees'
     and directors' stock plans                   -           -            -
   Tax benefit related to employees'
     and directors' stock plans                   -           -            -
   Net proceeds from private placement
     of common stock (Note 5)                     -           -            -
   Issuance of common stock to parent
     company (Note 3)                             -           -            -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                     -           -           34
   Effect of three-for-two stock split            -           -            -
                                           --------    --------     --------

   Balance April 1, 1995, as previously
     reported                                     -           -          (88)
   Issuance of stock to acquire Thermo
     Nutech (Note 3)                              -           -
                                           --------    --------     --------


   Balance April 1, 1995, as restated      $      -    $      -          (88)
                                           --------    --------     --------


                                        9PAGE

   Thermo Remediation Inc.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                          Net
                                                                   Unrealized
                                                                      Loss on
                                                                   Available-
                                            Treasury     Owner's     for-sale
   (In thousands)                              Stock  Investment  Investments
   --------------------------------------------------------------------------
   Net income                              $      -     $      -    $      -
   Dividends declared and partially
     reinvested in Company common
     stock (Note 5)                               -            -           -
   Issuance of stock under employees'
     and directors' stock plans                 (31)           -           -
   Tax benefit related to employees'
     and directors' stock plans                   -            -           -
   Net proceeds from private placement
     of common stock (Note 5)                     -            -           -
   Issuance of common stock for acquired
     company (Note 3)                             -            -           -
   Change in net unrealized loss on
     available-for-sale investments
     (Note 2)                                     -            -          80
                                           --------     --------    --------

   Balance March 30, 1996                  $    (31)    $      -    $     (8)
                                           ========     ========    ========


   The accompanying notes are an integral part of these consolidated financial statements.











                                       10PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   1.   Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations

        Thermo Remediation Inc. (the Company) is a leading national provider of services for the recycling of contaminated soils and fluids. The Company is also a major supplier of nuclear remediation and safety services at radioactively contaminated sites and provides services for on-site remediation of industrial sites, brownfields development, and cleanup of manufactured-gas and refinery wastes.

   Basis of Presentation and Relationship with Thermo TerraTech Inc.

        TPST Soil Recyclers of Southern California Inc. (TPST Southern California) was incorporated in November 1991 and commenced operation in June 1992. On October 1, 1993, pursuant to a reorganization (the Reorganization), TPST Southern California exchanged shares of its common stock for all of the outstanding shares of the capital stock of TPST Soil Recyclers of South Carolina Inc. (TPST South Carolina), TPST Soil Recyclers of Virginia Inc. (TPST Virginia), TPST Soil Recyclers of Florida Inc. (TPST Florida) held by private shareholders and by Thermo TerraTech Inc. (Thermo TerraTech, formerly Thermo Process Systems Inc.) and all of the outstanding shares of the capital stock of TPST Soil Recyclers of Oregon Inc. (TPST Oregon) held by Thermo TerraTech (collectively, the Affiliates). In connection with the Reorganization, Thermo TerraTech contributed to TPST Southern California certain assets and liabilities pertaining to its soil-remediation business (the Remediation Business). At the time of the Reorganization, TPST Southern California changed its name to Thermo Remediation Inc. Pursuant to Financial Accounting Standards Board Technical Bulletin No. 85-5, the exchange of TPST Southern California common stock has been accounted for as an acquisition using the purchase method of accounting, and $3,235,000 of cost in excess of net assets of acquired companies was recorded to adjust the minority shareholders' interest in the Company to fair value. As of March 30, 1996, Thermo TerraTech owned 8,427,657 shares of the Company's common stock, representing 66% of such stock outstanding. Thermo TerraTech is an 83%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of March 30, 1996, Thermo Electron owned 155,400 shares of the Company's common stock.

        For the periods prior to the Reorganization, the accompanying financial statements reflect the assets, liabilities, income, and expenses as included in the separate historical financial statements of TPST Southern California, the Affiliates, and the Remediation Business for the periods from the dates of their commencement of commercial operations or acquisition by Thermo TerraTech. Subsequent to the Reorganization, the accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.
                                       11PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Presentation

        The historical financial information presented for fiscal 1994 and 1995, except for weighted average shares, has been restated to reflect the acquisition of Thermo Nutech (formerly the Nuclear Services Group) from Thermo TerraTech. The acquisition has been accounted for in a manner similar to the pooling-of-interests method. Because prior to April 2, 1995, Thermo Nutech was held in a joint venture which resulted in the allocation of its operating results to a minority partner, the consolidated results reflect such allocation as minority interest through the date the joint venture was dissolved and Thermo Nutech became wholly owned by Thermo TerraTech. The restated statements of income and cash flows for fiscal 1994 have been prepared using Thermo Nutech's statements of income and cash flows for its fiscal year ended January 1, 1994. Effective January 2, 1994, Thermo Nutech's fiscal year was changed to conform to that of the Company.

        Certain amounts in fiscal 1995 have been reclassified to conform to the fiscal 1996 financial statement presentation.

   Fiscal Year

        The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1996, 1995, and 1994 are for the fiscal years ended March 30, 1996, April 1, 1995, and April 2, 1994, respectively.

   Revenue Recognition

        Revenues from soil-remediation services are recognized as soil is processed, and revenues from environmental and nuclear-remediation services are recognized upon completion of services rendered. With respect to soil-remediation services, the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet. Revenues on cost-plus-fixed-fee contracts are recognized as costs are incurred. The Company generally provides for billing of customers in accordance with contract terms, which are most commonly in the month following incurrance of costs. Revenues earned on contracts-in-process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

   New Business Development Expenses

        Costs classified as new business development expenses in the accompanying statement of income represent costs associated with the development of the Company's soil-remediation business. For the period from July 1, 1991 through October 2, 1993, these costs were funded under a development agreement with Thermo Electron and are classified as revenues and cost of revenues from related party in the accompanying fiscal 1994 statement of income (Note 10).
                                       12PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Income Taxes

        For the periods presented in the financial statements prior to December 1993, the profits of certain of the Company's Affiliates were included in Thermo TerraTech's consolidated income tax returns. Income taxes were allocated to the Company based on income taxes that such Affiliates would have provided for on a separate company basis. Certain other Affiliates were not eligible for this treatment and have filed separate returns for periods presented prior to the Company's initial public offering. Subsequent to the Company's initial public offering in December 1993, Thermo TerraTech's equity ownership of the Company was reduced below 80% and, as a result, the Company is required to file its own federal income tax return.

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in its tax returns.

   Earnings per Share

        Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Weighted average shares include the assumed exercise of stock options and warrants that were computed using the treasury stock method. Fully diluted earnings per share include the assumed exercise of stock options and warrants and the assumed effect of the conversion of the Company's subordinated convertible obligations. Earnings per share and weighted average shares for the periods prior to the Reorganization are not considered measurable and, therefore, are not reported.

   Stock Split

        All share and per share information was restated in fiscal 1995 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, that was distributed in March 1995.

   Cash and Cash Equivalents

        As of March 30, 1996, the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates fair market value.
                                       13PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Cash and Cash Equivalents (continued)

        Cash transfers between the Company and Thermo TerraTech are classified in the accompanying statement of shareholders' investment as "Transfer from parent company." Cash transfers between Thermo Nutech and Thermo TerraTech are classified in the accompanying statement of cash flows as "Thermo Nutech transfer of cash (to) from parent company."

   Available-for-sale Investments

        Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's short- and long-term debt and marketable equity securities are accounted for at market value (Note 2). Prior to fiscal 1994, these investments were carried at the lower of cost or market value.

   Property, Plant and Equipment

        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements - 20 to 30 years; machinery and equipment - 3 to 12 years; and leasehold improvements - the shorter of the term of the lease or the life of the asset. Soil-remediation units, which account for the majority of the Company's machinery and equipment, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant and equipment consist of the following:

   (In thousands)                                            1996        1995
   --------------------------------------------------------------------------
   Land                                                  $ 4,216     $ 3,727
   Buildings and leasehold improvements                   14,245       9,657
   Machinery and equipment                                33,658      29,394
                                                         -------     -------
                                                          52,119      42,778
   Less: Accumulated depreciation and amortization        14,516      11,540
                                                         -------     -------
                                                         $37,603     $31,238
                                                         =======     =======
   Other Assets

        Other assets in the accompanying balance sheet include the cost of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were $9,492,000 and $9,978,000, net of accumulated amortization of $4,785,000 and $3,211,000, at fiscal year-end 1996 and 1995, respectively.

                                       14PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements


   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Cost in Excess of Net Assets of Acquired Companies

        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $1,314,000 and $907,000 at fiscal year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset.

   Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   2.   Available-for-sale Investments

        Effective April 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments." Cumulative effect of change in accounting principle in the accompanying fiscal 1994 financial statements represents the unrealized loss, net of related tax effects, pertaining to short-term available-for-sale investments held by the Company on April 2, 1994.

        The unrealized loss on short-term investments of $92,000 in fiscal 1994 was recorded as unrealized loss on investments in the accompanying statement of income and the net unrealized loss on long-term investments of $105,000 in fiscal 1994 was recorded, net of related tax effects, as a component of shareholders' investment.

        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains recorded in the accompanying statement of income. Gain on sale of investments in fiscal 1996 resulted from gross realized gains of $180,000 relating to the sale of available-for-sale investments.

                                       15PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   2.   Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type, as of March 30, 1996 and April 1, 1995, are as follows:

   1996
                                                            Gross       Gross
                                   Market       Cost   Unrealized  Unrealized
   (In thousands)                   Value      Basis        Gains      Losses
   --------------------------------------------------------------------------
   Tax-exempt securities         $ 5,009    $ 4,998       $    11    $     -
   Corporate bonds                 1,985      2,000             -        (15)
   Money market preferred stock    2,098      2,107             -         (9)
   Other                              10         10             -          -
                                 -------    -------       -------    -------
                                 $ 9,102    $ 9,115       $    11    $   (24)
                                 =======    =======       =======    =======

   1995
                                                            Gross       Gross
                                   Market       Cost   Unrealized  Unrealized
   (In thousands)                   Value      Basis        Gains      Losses
   --------------------------------------------------------------------------

   Tax-exempt securities         $11,545    $11,594       $     -    $   (49)
   Corporate bonds                 1,980      2,000             -        (20)
   Money market preferred stock    2,087      2,165             -        (78)
   Other                             107        107             -          -
                                 -------    -------       -------    -------
                                 $15,719    $15,866       $     -    $  (147)
                                 =======    =======       =======    =======

        Short- and long-term available-for-sale investments in the accompanying fiscal 1996 balance sheet include $5,012,000 with contractual maturities of one year or less and $4,090,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company and/or the issuer to redeem these securities at an earlier date.


   3.   Acquisitions

        In December 1995, the Company acquired Remediation Technologies, Inc. (ReTec), a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of the Company's common stock and 75,750 warrants to purchase shares of the Company's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding ReTec stock options into Company stock options of equivalent intrinsic value at the date of the acquisition.
                                       16PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements


   3.   Acquisitions (continued)

        In December 1994, the Company acquired a soil-remediation facility in Baltimore County, Maryland (renamed TPST Maryland) from the principals of Bryn Awel Corporation (Bryn Awel). The purchase price for TPST Maryland was $6,820,000 in cash and the assumption of $686,000 of a net liability. In October 1994, the Company acquired a soil-remediation facility in South Tacoma, Washington (renamed TPST Woodworth) from Woodworth & Company, Inc. for $4,701,000 in cash. The Company entered into a land lease with the former owners of TPST Woodworth for the land on which TPST Woodworth operates the business. During fiscal 1995, the Company made two other acquisitions for a total of $1,870,000 in cash. In connection with the financing of acquisitions, the Company issued to Thermo Electron a $4,000,000 promissory note bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The promissory note had an average interest rate of 6.4% and 6.5% in fiscal 1996 and 1995, respectively. The Company repaid the note payable to Thermo Electron in June 1995.

        In November 1993, Thermo TerraTech acquired a fluids recovery company based in Mesa, Arizona (renamed Thermo Fluids) and immediately transferred it to the Company. Thermo Fluids collects and recycles used motor oil and provides services such as wastewater processing. In consideration of the transfer of Thermo Fluids, the Company issued to Thermo TerraTech a $2,650,000 principal amount 3 7/8% subordinated convertible note due 2000 (Note 4). In addition, due to Thermo Fluids having met certain performance criteria, on February 1, 1995, Thermo TerraTech issued to the former owner of Thermo Fluids restricted shares of its common stock valued at $840,000. The Company in turn issued to Thermo TerraTech 127,369 restricted shares of the Company's common stock valued at $840,000. In August 1994, the Company loaned $700,000, included in other assets in the accompanying balance sheet, to the former owner of Thermo Fluids in connection with his termination of employment with Thermo Fluids and the settlement of the parties' respective obligations to one another. This obligation is represented by a promissory note bearing interest at a rate equal to the rate of interest on one-year U.S. treasury notes, adjusted on an annual basis, and is secured by a pledge of the Thermo TerraTech common stock issued to the former owner. The note is payable in three equal installments due March 1997, December 1997, and December 1998.

        These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in fiscal 1996, 1995, and 1994 exceeded the estimated fair value of the acquired net assets by $22,684,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1996, is subject to adjustment upon finalization of the purchase price allocation.
                                       17PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   3.   Acquisitions (continued)

        Based on unaudited data, the following table presents selected financial information for the Company and ReTec on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1995, and the Company, TPST Maryland, and TPST Woodworth on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1994. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations and financial position.

   (In thousands except per share amounts)         1996       1995      1994
   -------------------------------------------------------------------------

   Revenues                                     $98,183    $93,176  $47,482
   Net income                                     5,855      4,987    2,984
   Earnings per share:
     Primary                                        .47        .45
     Fully diluted                                  .45        .45

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made at the beginning of fiscal 1995 or 1994, as appropriate.

        On June 30, 1995, the Company acquired Thermo Nutech from Thermo TerraTech in exchange for 1,583,360 shares of the Company's common stock, with a fair market value of $24,740,000 as of such date. Thermo Nutech provides services to remove radioactive contaminants from sand, gravel and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation instrument calibration and repair services, and radiation source production. During the fiscal year ended April 1, 1995, Thermo Nutech's assets were held in a joint venture (the Joint Venture) between Thermo TerraTech and Thermo Instrument Systems Inc. (Thermo Instrument). On Thermo TerraTech's financial statements, the assets and liabilities of the Joint Venture were consolidated as were the operations, net of minority interest related to Thermo Instrument's allocable share of operations. Effective April 2, 1995, Thermo TerraTech and Thermo Instrument agreed to dissolve the Joint Venture and Thermo TerraTech purchased the businesses formerly operated by the Joint Venture from Thermo Instrument.

        Because the Company and Thermo Nutech were deemed for accounting purposes to be under control of their common majority owner, Thermo TerraTech, the transaction has been accounted for at historical cost in a manner similar to the pooling-of-interests method, with the accounting followed by the Company conforming to that of Thermo TerraTech. Accordingly, all historical financial information presented, except for weighted average shares, has been restated to reflect the acquisition of Thermo Nutech.
                                       18PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   3.   Acquisitions (continued)

        The 1,583,360 shares of the Company's common stock issued in exchange for Thermo Nutech are considered to be outstanding as of April 2, 1995 for purposes of computing weighted average shares. Revenues and net income for the separate entities are as follows:

   (In thousands)                                             1995      1994
   -------------------------------------------------------------------------
   Revenues:
     Historical                                           $29,871   $23,945
     Thermo Nutech                                         21,633    19,543
                                                          -------   -------
                                                          $51,504   $43,488
                                                          =======   =======

   Net Income:
     Historical                                           $ 3,643   $ 2,567
     Thermo Nutech                                          2,102     2,316
     Minority interest expense not previously reported     (2,102)   (2,316)
                                                          -------   -------
                                                          $ 3,643   $ 2,567
                                                          =======   =======

        Had the dissolution of the Joint Venture occurred as of April 4, 1993, the Company would have reported the following net income and earnings per share:

   (In thousands except per share amounts)                    1995      1994
   -------------------------------------------------------------------------
   Pro forma net income                                   $ 5,745   $ 4,883
   Pro forma earnings per share                               .49


   4.   Long-term Obligations

        In May 1995, the Company issued and sold in Europe $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due 2000. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo TerraTech has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.

        In fiscal 1994, in connection with the acquisition of Thermo Fluids, the Company issued to Thermo TerraTech a $2,650,000 principal amount 3 7/8% subordinated convertible note due 2000. The note is convertible into shares of the Company's common stock at a conversion price of $9.83 per share.

        See Note 12 for fair value information pertaining to the Company's long-term obligations.
                                       19PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   5.   Owner's Investment and Common Stock

        During fiscal 1996, the Company issued 500,000 shares of its common stock at $13.25 per share in a private placement for net proceeds of $6,625,000.

        During fiscal 1995, the Company issued 75,000 shares of its common stock at $9.67 per share in a private placement for net proceeds of $715,000.

        During fiscal 1994, the Company completed an initial public offering of 1,785,000 shares of its common stock at $8.33 per share for net proceeds of $13,505,000. During fiscal 1994, the Company also completed a private placement consisting of 300,000 units, comprising an aggregate of 300,000 shares of the Company's common stock and warrants to purchase 300,000 shares of the Company's common stock, at $6.93 per unit for net proceeds of $2,077,000. The warrants expired in whole upon the closing of the Company's initial public offering at a price above the warrants' exercise price of $6.93 per share.

        Dividends to common shareholders of the Company of $2,491,000 were declared in fiscal 1996, of which $1,681,000, including $1,667,000 allocated to Thermo TerraTech, was reinvested in 118,778 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan adopted in fiscal 1995. Dividends to common shareholders of the Company of $2,012,000 were declared in fiscal 1995, of which $1,327,000, including $1,316,000 allocated to Thermo TerraTech, was reinvested in 113,491 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan. Dividends to common shareholders of the Company of $989,000 were declared in fiscal 1994, of which $648,000 was paid to Thermo TerraTech.

        Dividends to common shareholders of TPST Southern California of $984,000 were declared in fiscal 1994, of which $840,000 was paid to Thermo TerraTech. Dividends to common shareholders of TPST Virginia of $154,000 were declared in fiscal 1994, of which $120,000 was paid to Thermo TerraTech.

        At March 30, 1996, the Company had reserved 5,182,594 unissued shares of its common stock for possible issuance under stock-based compensation plans, outstanding warrants, and possible issuance upon conversion of the Company's convertible obligations.


                                       20PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   6.   Stock-based Compensation Plans

      The Company has an equity incentive plan for key employees, directors, and others. The equity incentive plan, adopted in October 1993, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over five to ten years after the first anniversary of the grant date depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the stock on the date of grant. The Company also has a directors' stock option plan, adopted in October 1993, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.

        In connection with the acquisition of ReTec in December 1995, the Company assumed certain outstanding options granted under ReTec's nonqualified and incentive stock option plans. Such options were converted into options to purchase shares of the Company's common stock, in accordance with the original terms of the options. Options issued in connection with the acquisition of ReTec vest ratably over three years from their original date of grant, and expire ten years from the date of grant.





                                       21PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements


   6.   Stock-based Compensation Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                          1996                1995               1994
                    ----------------    ----------------   -----------------
                            Range of            Range of            Range of
                              Option              Option              Option
   (In thousands    Number    Prices    Number    Prices    Number    Prices
   except per           of       per        of       per        of       per
   share amounts)   Shares     Share    Shares     Share    Shares     Share
   -------------------------------------------------------------------------
   Options
     outstanding,
     beginning               $  6.93-             $ 6.93-
     of year           695   $ 11.43       605    $ 9.43         -   $    -

      Assumed upon
        acquisition              .40-
        of ReTec       897     12.39         -         -         -        -

                               14.93-               9.09-              6.93-
      Granted          144     15.40       114     11.43       605     9.43

                                 .40-
      Exercised       (149)     6.93        (5)     6.93         -        -

      Lapsed or                 6.29-
        cancelled      (28)    12.39       (19)     6.93         -        -
                     -----                 ---                 ---

   Options
     outstanding,            $   .40-             $ 6.93-            $ 6.93-
     end of year     1,559   $ 15.40       695    $11.43       605   $ 8.43
                     =====                 ===                 ===
   Options                   $   .40-             $ 6.93-
     exercisable     1,416   $ 15.40       670    $11.43       560   $ 6.93
                     =====                 ===                 ===
   Options
     available
     for grant         449                 575                 670
                     =====                 ===                 ===



                                       22PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   7.   Employee Benefit Plans

   Employee Stock Purchase Plan

        Effective November 1994, the majority of the Company's full-time employees were eligible to participate in an employee stock purchase plan sponsored by the Company. Prior to the November 1995 plan year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1996, the Company issued 9,040 shares of its common stock under this plan. Prior to November 1994, the Company's eligible employees participated in an employee stock purchase plan sponsored by Thermo TerraTech. Employees of Thermo Nutech participated in an employee stock purchase plan sponsored by Thermo Instrument through November 1994 and participate in an employee stock purchase plan sponsored by Thermo TerraTech through November 1996.

   401(k) Savings Plan and Employee Stock Ownership Plan

        The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to January 1, 1995, in Thermo Electron's employee stock ownership plan (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. ReTec also offers a 401(k) savings plan, and a subsidiary of Thermo Nutech offers a 401(k) savings plan, separate from the Company's plan. The Company contributed and charged to expense for these plans $639,000, $472,000, and $415,000 in fiscal 1996, 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.


                                       23PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   8.   Income Taxes

        The components of the provision for income taxes are as follows:

   (In thousands)                                   1996      1995      1994
   -------------------------------------------------------------------------
   Currently payable:
     Federal                                     $3,400    $3,245    $2,155
     State                                          590       658       433
                                                 ------    ------    ------
                                                  3,990     3,903     2,588
                                                 ------    ------    ------
   Deferred (prepaid), net:
     Federal                                       (708)     (263)      527
     State                                         (150)      (64)      126
                                                 ------    ------    ------
                                                   (858)     (327)      653
                                                 ------    ------    ------
                                                 $3,132    $3,576    $3,241
                                                 ======    ======    ======

        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes, minority interest and cumulative effect of change in accounting principle due to the following:

   (In thousands)                                   1996      1995      1994
   -------------------------------------------------------------------------
   Provision for income taxes at statutory rate $2,916 $3,169 $2,742 Increases (decreases) resulting from:
     State income taxes, net of federal tax         290       392        382
     Tax-exempt investment income                  (185)     (180)         -
     Nondeductible expenses                         161        96         67
     Other                                          (50)       99         50
                                                 ------    ------     ------
                                                 $3,132    $3,576     $3,241
                                                 ======    ======     ======





                                       24PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   8.   Income Taxes (continued)

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                             1996      1995
   -------------------------------------------------------------------------
   Prepaid income taxes:
     Reserves and accruals                                 $  682    $  592
     Allowance for doubtful accounts                          756       168
     Accrued compensation                                   1,446       204
     Available-for-sale investments                             7        57
     Intangible assets                                          -        45
     Net operating loss carryforward                          106       106
     Federal tax credit carryforward                           39        39
                                                           ------    ------
                                                            3,036     1,211
     Less: Valuation allowance                                200       200
                                                           ------    ------
                                                           $2,836    $1,011
                                                           ======    ======
   Deferred income taxes:
     Depreciation                                          $2,137    $1,809
                                                           ======    ======

        The valuation allowance relates to the uncertainty surrounding the realization of the tax benefits attributable to federal operating losses, credit carryforwards, and purchase accounting reserves related to various acquisitions. The valuation allowance will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.


   9.   Commitments and Contingencies

   Operating Leases

        The Company leases land, office facilities, and equipment under operating leases expiring at various dates through fiscal 2005. The accompanying statement of income includes expenses from operating leases of $1,319,000, $543,000, and $497,000 in fiscal 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases at March 30, 1996, are $1,321,000 in fiscal 1997; $988,000 in fiscal 1998; $866,000 in fiscal 1999; $497,000 in fiscal 2000; and $213,000 in fiscal 2001 and thereafter. Total future minimum lease payments are $3,885,000.

        In March 1991, the Company's TPST Virginia affiliate entered into a seven-year agreement, terminable at the Company's option with 90 days' notice, to operate one or more of its soil-remediation units at a site owned by a third party. Under the terms of the agreement, the Company pays a fee based on the gross remediation revenues generated from the operations at the site, less certain operating costs incurred by the Company. The accompanying statement of income includes expenses relating to this agreement of $147,000, $307,000, and $410,000 in fiscal 1996, 1995, and
   1994, respectively.
                                       25PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements

   9.   Commitments and Contingencies (continued)

   Contingencies

        The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.


   10.  Related Party Transactions

   Corporate Services Agreement

        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. Prior to January 1, 1995, the Company paid an annual fee equal to 1.25% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $767,000, $637,000, and $494,000 in fiscal 1996, 1995, and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Revenues from Related Party

        In fiscal 1992, Thermo TerraTech and Thermo Electron entered into a development agreement (the Thermo Electron Development Agreement) under which Thermo Electron agreed to fund up to $4.0 million of the direct and indirect costs of Thermo TerraTech's development of soil-remediation centers. The Company provided a substantial portion of the development services contemplated under the Thermo Electron Development Agreement in exchange for reimbursement of costs incurred by the Company in performing such services. Under this agreement, the Company recorded contract revenues of $606,000 for development costs expended in fiscal 1994. As of October 2, 1993, funding under this agreement was completed.

   Short- and Long-term Obligations

        See Notes 3 and 4 for short- and long-term obligations of the Company held by Thermo Electron and Thermo TerraTech.
                                       26PAGE

   Thermo Remediation Inc.
   Notes to Consolidated Financial Statements


   10.  Related Party Transactions (continued)

   Repurchase Agreement

        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.


   11.  Significant Customers and Concentration of Credit Risk

        A substantial portion of the Company's nuclear services has been provided to the U.S. government. One subcontract for the U.S. government accounted for approximately 4%, 4%, and 10% of the Company's total revenues in fiscal 1996, 1995, and 1994, respectively, and a second accounted for 10% and 4% of the Company's total revenues in fiscal 1996 and 1995, respectively. All other U.S. government agencies accounted for 12%, 22%, and 13% of the Company's total revenues in fiscal 1996, 1995, and 1994, respectively. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.


   12.  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and long-term obligations, approximates fair value due to their short-term nature.

        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.

        Based on quoted market prices and on borrowing rates available to the Company, the fair value of the Company's long-term obligations was $42,877,000 and $2,650,000 in fiscal 1996 and 1995, respectively.







                                       27PAGE

   Report of Independent Public Accountants

   To the Shareholders and Board of Directors of Thermo Remediation Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Remediation Inc. (a Delaware corporation and 66%-owned subsidiary of Thermo TerraTech Inc.) and subsidiaries as of March 30, 1996 and April 1, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended March 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Remediation Inc. and subsidiaries as of March 30, 1996 and April 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 1996, in conformity with generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, effective April 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                           Arthur Andersen LLP



   Boston, Massachusetts
   May 7, 1996









                                       28PAGE

   Thermo Remediation Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

        The Company is a leading national provider of contaminated soil-remediation services, industrial-remediation services, nuclear-remediation services, and waste-fluids recycling services.

        The Company is a national leader in the design and operation of nonhazardous soil-remediation facilities and operates a network of such facilities serving customers in more than a dozen states along the East and West Coasts.

        In December 1995, the Company acquired Remediation Technologies, Inc. (ReTec), a provider of consulting, engineering, and on-site services to help clients manage problems associated with environmental compliance, waste management, and the remediation of industrial sites contaminated with organic wastes and residues.

        The Company's Thermo Nutech division provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, and radiation dosimetry services.

        The Company's Thermo Fluids subsidiary collects, tests, processes, and recycles used motor oil and other industrial oils.

        The Company's soil-remediation business is affected by several factors, including enactment and enforcement of environmental legislation regarding underground storage tanks, the availability of state funding for environmental cleanup, economic cycles, extreme weather variations, and local competition. Since the soil-remediation centers compete locally, these factors vary from site to site. The Company's ReTec and Thermo Nutech businesses are affected by several factors, most particularly, extreme weather variations, government spending, and deregulation of remediation activities.

   Results of Operations

   Fiscal 1996 Compared With Fiscal 1995

        Total revenues in fiscal 1996 were $66,957,000, compared with $51,504,000 in fiscal 1995, an increase of 30%. Revenues increased due to the inclusion of $21,304,000 in revenues from ReTec, acquired in December 1995, and the inclusion of revenues from soil-remediation businesses acquired or constructed in late fiscal 1995 and in fiscal 1996. These increases were offset in part by lower revenues from the Company's soil-remediation services resulting from a decrease in the volume and price of soil processed as a result of regulatory uncertainties at several sites, competitive pricing pressures, and severe weather conditions primarily in the fourth quarter of fiscal 1996. Revenues from nuclear services declined due to a decrease in radiochemistry laboratory work, reflecting a reduction in spending at the DOE and delays in federal government budget appropriations, largely offset by increased revenues from a long-term environmental restoration contract for the U.S. Department of Energy's
   (DOE) Hanford site (Hanford), which began in the second quarter of fiscal
   1995.
                                       29PAGE

   Thermo Remediation Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1996 Compared With Fiscal 1995 (continued)

        The gross profit margin decreased to 27% in fiscal 1996 from 34% in fiscal 1995. The gross profit margin on soil-remediation services revenues decreased primarily due to competitive pricing pressures, offset in part by operational savings. The gross profit margin on nuclear services decreased primarily due to lower revenues from higher-margin radiochemistry laboratory work and increased revenues from the lower-margin Hanford contract. The gross profit margin on fluids-recycling services improved to 40% during fiscal 1996 from 29% in fiscal 1995, primarily due to operational efficiencies. The addition of the ReTec business is expected to negatively affect the Company's gross profit margin as margins on ReTec's revenues are typically lower than the margins obtained from the Company's existing soil-remediation services business.

        Selling, general and administrative expenses as a percentage of revenues decreased to 13% in fiscal 1996 from 16% in fiscal 1995, due to an increase in total revenues and, to a lesser extent, operational efficiencies.

        Interest income increased to $2,539,000 in fiscal 1996 from $1,002,000 in fiscal 1995 as a result of interest income earned on invested proceeds from the issuance of the 4 7/8% subordinated convertible debentures and shares of the Company's common stock in May 1995 (Notes 4 and 5). Interest expense increased to $1,850,000 in fiscal 1996 from $68,000 in fiscal 1995 primarily due to the issuance of the subordinated convertible debentures in May 1995 (Note 4). Interest expense, related party, decreased in fiscal 1996 due to the repayment of the $4,000,000 promissory note to Thermo Electron Corporation (Thermo Electron) in June 1995 and a decrease in the average interest rate related to this note.

        The effective tax rate was 37% in fiscal 1996, compared with 38% in fiscal 1995. The effective tax rates were higher than the statutory federal income tax rate primarily due to the impact of state income taxes, offset in part by tax-exempt investment income.

        Minority interest expense in fiscal 1995 represents Thermo Nutech's net income which was allocated to the joint venture partner (Note 3).

   Fiscal 1995 Compared With Fiscal 1994

        Total revenues in fiscal 1995 were $51,504,000, compared with $43,488,000 in fiscal 1994. Service revenues increased 20% to $51,504,000 in fiscal 1995 from $42,882,000 in fiscal 1994. Higher revenues resulted primarily from an increase in the volume of soil processed at the Company's soil-remediation centers located in Southern California and Florida and, to a lesser extent, additional revenues of $1,620,000 from businesses acquired in late fiscal 1994 and in fiscal 1995. These increases were offset in part by competitive pricing pressures at several of the Company's soil-remediation centers.
                                       30PAGE

   Thermo Remediation Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Fiscal 1995 Compared With Fiscal 1994 (continued)

        Revenues from related party in fiscal 1994 represent reimbursements for services provided by the Company under an agreement between Thermo Electron and Thermo TerraTech Inc. (Thermo TerraTech) to develop new soil-remediation centers (Note 10). The Company earned no profit from this funding. As of October 2, 1993, funding under this agreement was completed. Expenses incurred in connection with the development of additional soil-remediation centers subsequent to October 2, 1993 are classified as new business development expenses in the accompanying statement of income.

        The gross profit margin on service revenues was 34% in fiscal 1995, compared with 37% in fiscal 1994. The decline was primarily due to a decrease in the higher-margin radiochemistry laboratory revenues in the nuclear services business, offset in part by higher-margin revenue associated with the start-up of the Hanford contract.

        Selling, general and administrative expenses as a percentage of service revenues decreased to 16% in fiscal 1995 from 17% in fiscal 1994, due to the efficiencies associated with increased revenues.

        Interest income increased to $1,002,000 in fiscal 1995 from $443,000 in fiscal 1994 as a result of higher average invested balances. Interest expense in fiscal 1995 and fiscal 1994 represents interest on promissory notes with an original aggregate principal amount of $1,000,000 issued in connection with the acquisition of a soil-remediation center in Portland, Oregon. The Company repaid the remaining balance of $975,000 relating to these promissory notes in full in March 1995. Interest expense, related party in fiscal 1995 represents interest on the $2,650,000 subordinated convertible note issued to Thermo TerraTech in November 1993 in connection with the acquisition of Thermo Fluids and interest on the $4,000,000 promissory note issued to Thermo Electron in December 1994 in connection with acquisitions completed during fiscal 1995.

        The effective tax rate was 38% in fiscal 1995, compared with 40% in fiscal 1994. The effective tax rates were higher than the statutory federal income tax rate primarily due to the impact of state income taxes in fiscal 1995 and 1994, offset in part by tax-exempt investment income in fiscal 1995.

        Minority interest expense in fiscal 1995 and 1994 represents Thermo Nutech's net income which was allocated to the joint venture partner (Note 3).

   Liquidity and Capital Resources

        Working capital, including cash, cash equivalents, and short-term available-for-sale investments, increased to $46,343,000 at March 30, 1996 from $3,384,000 at April 1, 1995. Cash, cash equivalents, and short- and long-term available-for-sale investments were $35,349,000 at March 30, 1996 from $16,511,000 at April 1, 1995. During the year ended March 30, 1996, cash provided by operating activities was $7,379,000. Cash used to reduce current liabilities was offset in part by cash provided by a decrease in accounts receivable.
                                       31PAGE

   Thermo Remediation Inc.

   Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   Liquidity and Capital Resources (continued)

        During fiscal 1996, the Company expended $17,713,000, net of cash acquired, for the acquisition of ReTec and $9,489,000 for purchases of property, plant and equipment, primarily relating to two soil-remediation sites constructed in fiscal 1996.

        In May 1995, the Company issued and sold $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due 2000. In addition, in May 1995, the Company sold 500,000 shares of its common stock in a private placement for net proceeds of $6,625,000. In June 1995, the Company repaid a $4,000,000 note payable to Thermo Electron with proceeds from the offerings.

        On September 15, 1995, and March 20, 1996, the Company paid cash dividends of $.10 per share of common stock to shareholders of record as of August 30, 1995, and March 1, 1996, respectively. The Company paid approximately $418,000 and $392,000, respectively, in connection with such dividends. The amount of cash paid by the Company was dependent on the number of shareholders participating in the Company's Dividend Reinvestment Plan.

        Although the Company has no material commitments for capital expenditures, such expenditures will largely be affected by the number of soil-remediation centers and fluid-collection businesses that can be developed or acquired during the year. The Company believes that it has adequate resources to meet its financial needs for the foreseeable future.








                                       32PAGE

   Thermo Remediation Inc.


   Quarterly Information (Unaudited)

   (In thousands except per share amounts)

   Fiscal 1996                             First    Second  Third(b)    Fourth
   ---------------------------------------------------------------------------
   Revenues                            $ 13,181  $ 14,466  $ 16,308  $ 23,002
   Gross profit                           4,024     4,244     4,540     5,035
   Net income                             1,180     1,330     1,533     1,401
   Earnings per share:
     Primary                                .10       .11       .12       .11
     Fully diluted                          .09       .11       .12       .11

   Fiscal 1995 (a)                         First    Second  Third(c)    Fourth
   ---------------------------------------------------------------------------
   Revenues                            $ 11,541  $ 12,559  $ 13,933  $ 13,471
   Gross profit                           4,161     4,361     4,860     4,358
   Net income                               781       866       984     1,012
   Earnings per share:
     Primary                                .08       .08       .10       .10
     Fully diluted                          .08       .08       .09       .10

   (a)Financial data has been restated to reflect the June 1995 acquisition of Thermo Nutech, accounted for in a manner similar to the pooling-of-interests method.
   (b)Reflects the December 1995 acquisition of Remediation Technologies,
      Inc.
   (c)Reflects the October 1994 acquisition of TPST Woodworth and the December 1994 acquisition of TPST Maryland.














                                       33PAGE

   Thermo Remediation Inc.


   Selected Financial Information (a)

   (In thousands except
   per share amounts)       1996(b)(c)   1995(d) 1994(e)(f)  1993(g)      1992
   ---------------------------------------------------------------------------
   Statement of Income Data:
     Revenues                $ 66,957  $ 51,504  $ 43,488  $ 34,615  $ 23,359
     Income (loss) before
       cumulative effect of
       change in accounting
       principle                5,444     3,643     2,510     1,868      (75)
     Net income (loss)          5,444     3,643     2,567     1,868      (75)
     Earnings per share:
       Primary                    .44       .36
       Fully diluted              .42       .35

   Balance Sheet Data:
     Working capital           46,343     3,384    12,676     7,052     3,420
     Total assets             135,802    79,156    68,939    43,637    25,336
     Long-term obligations     40,600     2,650     2,650         -         -
     Shareholders' investment  83,352    60,320    47,638    26,600    13,161

   Other Data:
     Cash dividends declared $  2,491  $  2,012  $  2,127  $  1,586  $     69

   (a) Financial data has been restated to reflect the June 1995 acquisition of Thermo Nutech, accounted for in a manner similar to the pooling-of-interests method.
   (b) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures and a private placement of 500,000 shares of the Company's common stock for net proceeds of $6.6 million.
   (c) Reflects the December 1995 acquisition of Remediation Technologies,
       Inc.
   (d) Reflects the October 1994 acquisition of TPST Woodworth and the December 1994 acquisition of TPST Maryland.
   (e) Reflects the December 1993 initial public offering of the Company's common stock for net proceeds of $13.5 million, and the November 1993 acquisition of Thermo Fluids and issuance of a $2.7 million principal amount 3 7/8% subordinated convertible note.
   (f) Reflects the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
   (g) Reflects the December 1992 acquisitions of Oregon Hydrocarbon Inc. and Soil Remediation Company and the operations from the Company's centers in Adelanto, California and West Palm Beach, Florida, which opened in fiscal 1993.




                                       34PAGE

   Thermo Remediation Inc.

   Common Stock Market Information

        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol
   THN). Prices were restated in fiscal 1995 to reflect a three-for-two stock split distributed in March 1995.
                                      Fiscal 1996           Fiscal 1995
                                 --------------------    -----------------
   Quarter                          High          Low       High         Low
   -------------------------------------------------------------------------
   First                         $17 3/8      $12 7/8   $10 1/3   $ 8 11/12
   Second                         16 5/8       14        10 5/12    9  1/12
   Third                          15 1/2       13 1/8    11 1/6    10
   Fourth                         16 1/4       13 1/4    13 7/12   10  3/4

        As of May 24, 1996, the Company had 139 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 24, 1996, was $13 3/4 per share.

   Stock Transfer Agent

        The First National Bank of Boston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquires to:

        The First National Bank of Boston
        c/o Boston EquiServe Limited Partnership
        P.O. Box 644
        Mail Stop: 45-02-09
        Boston, Massachusetts 02102-0644
        (617) 575-3120

   Shareholder Services

        Shareholders of Thermo Remediation Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases are also available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).

   Dividend Policy

        The Company intends to pay cash dividends from time to time to the holders of the Company's common stock out of funds legally available therefor. The Company currently expects that such dividends will be paid semiannually. No assurance can be given, however, as to whether the Company will continue to pay dividends in the future. On August 1, 1995 and February 8, 1996, the Board of Directors declared semiannual dividends of $.10 per share, which were paid on September 15, 1995 and March 20, 1996, to shareholders of record on August 30, 1995 and March 1, 1996, respectively.
                                       35PAGE

   Thermo Remediation Inc.

   Dividend Reinvestment Plan

        The Thermo Remediation Inc. Dividend Reinvestment Plan permits shareholders to have their dividends reinvested automatically in additional shares of the Company's common stock without paying service charges or brokerage fees. For more details about this service, please write to:

        The First National Bank of Boston
        c/o Boston EquiServe Limited Partnership
        Investor Relations Department
        P.O. Box 644
        Mail Stop: 45-02-09
        Boston, Massachusetts 02102-0644


   Form 10-K Report

        A copy of the Annual Report on Form 10-K for the fiscal year ended March 30, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.


   Annual Meeting

        The annual meeting of shareholders will be held on Wednesday, September 25, 1996, at 10:00 a.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.






                                       36