Form 10-K, Exhibit 13
period 1997-03-29
THERMO REMEDIATION INC
filed 1997-06-06
CIK 913771

Exhibit 13




















                             THERMO REMEDIATION INC.

                        Consolidated Financial Statements

                                   Fiscal 1997
PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                      Consolidated Statement of Operations


                                                         Year Ended
                                               -----------------------------
                                               March 29, March 30,  April 1,
    (In thousands except per share amounts)         1997      1996      1995
    ------------------------------------------------------------------------
    Revenues (Note 11)                          $114,849  $ 66,957  $ 51,504
                                                --------  --------  --------
    Costs and Operating Expenses:
      Cost of revenues                            96,901    49,114    33,764
      Selling, general, and administrative
        expenses (Note 8)                         12,058     8,903     8,299
      New business development expenses            1,040     1,084       883
      Nonrecurring costs (Note 12)                 7,800         -         -
                                                --------  --------  --------
                                                 117,799    59,101    42,946
                                                --------  --------  --------

    Operating Income (Loss)                       (2,950)    7,856     8,558

    Interest Income                                1,896     2,539     1,002
    Interest Expense (includes $103, $149,
      and $171 to related party; Notes 3 and 6)   (2,251)   (1,999)     (239)
    Gain on Sale of Investments, Net (Note 2)        136       180         -
    Equity in Earnings of Unconsolidated
      Subsidiary (Note 13)                           865         -         -
                                                --------  --------   -------
    Income (Loss) Before Provision for Income
      Taxes and Minority Interest                 (2,304)    8,576     9,321
    Provision for Income Taxes (Note 5)              377     3,132     3,576
    Minority Interest Expense                          -         -     2,102
                                                --------  --------  --------
    Net Income (Loss)                           $ (2,681) $  5,444  $  3,643
                                                ========  ========  ========

    Earnings (Loss) per Share:
      Primary                                   $   (.21) $    .44  $    .36
                                                ========  ========  ========
      Fully diluted                             $   (.21) $    .42  $    .35
                                                ========  ========  ========

    Weighted Average Shares:
      Primary                                     12,821    12,394    10,234
                                                ========  ========  ========
      Fully diluted                               12,821    13,156    10,559
                                                ========  ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                           Consolidated Balance Sheet


                                                      March 29,    March 30,
    (In thousands)                                         1997         1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                        $ 18,600     $ 26,247
      Short-term available-for-sale investments,
        at quoted market value (amortized cost
        of $4,096 and $7,007; Note 2)                     4,101        7,004
      Accounts receivable, less allowances of
        $1,557 and $786                                  21,631       15,115
      Unbilled contract costs and fees                    5,685        2,094
      Prepaid income taxes (Note 5)                       3,348        2,836
      Prepaid expenses                                    1,820        2,196
      Due from parent company and Thermo Electron           321          564
                                                       --------     --------
                                                         55,506       56,056
                                                       --------     --------

    Property, Plant, and Equipment, at Cost, Net         36,514       37,603
                                                       --------     --------

    Long-term Available-for-sale Investments,
      at Quoted Market Value (amortized cost of
      $2,108 in fiscal 1996; Note 2)                          -        2,098
                                                       --------     --------

    Other Assets (Note 13)                               13,403       11,724
                                                       --------     --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 12)                         29,588       28,321
                                                       --------     --------
                                                       $135,011     $135,802
                                                       ========     ========




                                        3PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                                                      March 29,    March 30,
    (In thousands except share amounts)                    1997         1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Accounts payable                                 $  7,359     $  3,362
      Accrued payroll and employee benefits               3,566        2,539
      Deferred revenue                                    1,391          936
      Billings in excess of revenues earned                 879          630
      Accrued interest                                      784          776
      Accrued income taxes                                  286           57
      Other accrued expenses                              2,281        1,413
                                                       --------     --------
                                                         16,546        9,713
                                                       --------     --------

    Deferred Income Taxes (Note 5)                        3,035        2,137
                                                       --------     --------

    Long-term Obligations (Note 6):
      4 7/8% Subordinated convertible debentures         37,950       37,950
      3 7/8% Subordinated convertible note, due to
        parent company                                    2,650        2,650
                                                       --------     --------
                                                         40,600       40,600
                                                       --------     --------

    Commitments and Contingencies (Note 7)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.01 par value, 50,000,000
        shares authorized; 13,388,073 and 12,800,189
        shares issued                                       134          128
      Capital in excess of par value                     85,402       81,353
      Retained earnings (accumulated deficit)            (3,328)       1,910
      Treasury stock at cost, 823,741 and 2,154
        shares                                           (7,382)         (31)
      Net unrealized gain (loss) on available-for-
        sale investments (Note 2)                             4           (8)
                                                       --------     --------
                                                         74,830       83,352
                                                       --------     --------
                                                       $135,011     $135,802
                                                       ========     ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                      Consolidated Statement of Cash Flows


                                                        Year Ended
                                              ------------------------------
                                              March 29, March 30,   April 1,
    (In thousands)                                 1997      1996       1995
    ------------------------------------------------------------------------
    Operating Activities:
      Net income (loss)                        $ (2,681) $  5,444   $  3,643
      Adjustments to reconcile net income
        (loss) to net cash provided by
        operating activities:
          Nonrecurring costs (Note 12)            7,800         -          -
          Depreciation and amortization           5,417     4,392      3,411
          Equity in earnings of unconsolidated
            subsidiary (Note 13)                   (865)        -          -
          Gain on sale of investments (Note 2)     (136)     (180)         -
          Minority interest expense                   -         -      2,102
          Provision for losses on accounts
            receivable                              162      (184)        15
          Other noncash expenses                  1,398     1,669      1,264
          Increase (decrease) in deferred
            income taxes                              -       328        (70)
          Changes in current accounts, excluding
            the effects of acquisitions:
              Accounts receivable                (6,008)    4,755      1,458
              Other current assets               (3,055)      860       (705)
              Billings in excess of revenues
                earned                              249        59     (1,312)
              Due to (from) parent company and
                Thermo Electron                     243    (3,570)      (117)
              Accounts payable                    2,456       505        306
              Other current liabilities          (1,333)   (6,699)      (336)
                                               --------  --------   --------
    Net cash provided by operating activities     3,647     7,379      9,659
                                               --------  --------   --------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                                 (1,681)  (17,713)   (13,391)
      Purchases of available-for-sale
        investments                             (15,753)  (30,863)         -
      Proceeds from sale and maturities of
        available-for-sale investments           20,908    37,795      1,012
      Purchases of property, plant, and
        equipment                                (6,036)   (9,489)    (4,806)
      Proceeds from sale of property, plant,
        and equipment                               113       579          -
      Issuance of note receivable                     -         -       (700)
      Purchase of other assets                     (788)   (1,090)         -
      Other                                           -      (130)      (739)
                                               --------  --------   --------
    Net cash used in investing activities      $ (3,237) $(20,911)  $(18,624)
                                               --------  --------   --------

                                        5PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                                                        Year Ended
                                              ------------------------------
                                              March 29, March 30,   April 1,
    (In thousands)                                 1997      1996       1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        subordinated convertible debentures
        (Note 6)                               $      -  $ 36,889   $      -
      Purchase of Company common stock           (8,317)        -          -
      Net proceeds from issuance of Company
        common stock (Note 9)                       313     6,908        752
      Proceeds from issuance (repayment) of
        obligations to Thermo Electron (Note 3)       -    (4,000)     4,000
      Repayment of debt                               -         -       (975)
      Dividends paid (Note 9)                      (847)     (810)      (685)
      Other                                         794         -         82
                                               --------  --------   --------
    Net cash provided by (used in) financing
      activities                                 (8,057)   38,987      3,174
                                               --------  --------   --------

    Increase (Decrease) in Cash and Cash
      Equivalents                                (7,647)   25,455     (5,791)
    Cash and Cash Equivalents at Beginning
      of Year                                    26,247       792      6,583
                                               --------  --------   --------
    Cash and Cash Equivalents at End of Year   $ 18,600  $ 26,247   $    792
                                               ========  ========   ========

    Cash Paid For:
      Interest                                 $  2,031  $  1,060   $    239
      Income taxes                             $  1,490  $  2,809   $  3,110

    Noncash Activities:
      Fair value of assets of acquired
        companies                              $  6,961  $ 39,349   $ 15,187
      Cash paid for acquired companies           (1,705)  (18,462)   (13,391)
      Issuance of common stock, stock options,
        and warrants for acquired companies      (2,006)  (11,210)         -
                                               --------  --------   --------
        Liabilities assumed of acquired
          companies                            $  3,250  $  9,677   $  1,796
                                               ========  ========   ========
      Dividends reinvested in Company common
        stock (Note 9)                         $  1,710  $  1,681   $  1,327
      Issuance of common stock to parent
        company for acquired companies (Note 3)$      -  $  7,713   $    840


    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

               Consolidated Statement of Shareholders' Investment


                                                        Year Ended
                                              ------------------------------
                                              March 29,  March 30,  April 1,
    (In thousands)                                 1997       1996      1995
    ------------------------------------------------------------------------
    Common Stock, $.10 Par Value
      Balance at beginning of year              $   128   $   118   $    66
      Dividends declared and partially
        reinvested in Company common
        stock (Note 9)                                2         1         1
      Issuance of stock under employees' and
        directors' stock plans                        1         2         -
      Net proceeds from private placement
        of common stock (Note 9)                      -         5         -
      Issuance of common stock to parent
        company                                       -         -         1
      Issuance of common stock for acquired
        companies (Note 3)                            3         2        16
      Effect of three-for-two stock split             -         -        34
                                                -------   -------   -------
      Balance at end of year                        134       128       118
                                                -------   -------   -------
    Capital in Excess of Par Value
      Balance at beginning of year               81,353    61,333    50,368
      Dividends declared and partially
        reinvested in Company common
        stock (Note 9)                            1,708     1,680     1,326
      Activity under employees' and
        directors' stock plans                     (654)      312        37
      Tax benefit related to employees'
        and directors' stock plans                  198       200       385
      Net proceeds from private placement
        of common stock (Note 9)                      -     6,620       715
      Issuance of common stock to parent
        company                                       -         -       839
      Issuance of common stock for acquired
        companies (Note 3)                        2,003    11,208     7,697
      Capital contribution from parent company      794         -         -
      Effect of three-for-two stock split             -         -       (34)
                                                -------   -------   -------
      Balance at end of year                     85,402    81,353    61,333
                                                -------   -------   -------

    Retained Earnings (Accumulated Deficit)
      Balance at beginning of year                1,910    (1,043)   (2,674)
      Net income (loss)                          (2,681)    5,444     3,643
      Dividends declared and partially
        reinvested in Company common
        stock (Note 9)                           (2,557)   (2,491)   (2,012)
                                                -------   -------   -------
      Balance at end of year                    $(3,328)  $ 1,910   $(1,043)
                                                -------   -------   -------

                                        7PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                                                        Year Ended
                                              ------------------------------
                                              March 29,  March 30,  April 1,
    (In thousands)                                 1997       1996      1995
    ------------------------------------------------------------------------
    Treasury Stock
      Balance at beginning of year              $   (31)  $     -   $     -
      Activity under employees' and
        directors' stock plans                      966       (31)        -
      Purchases of Company common stock          (8,317)        -         -
                                                -------   -------   -------
      Balance at end of year                     (7,382)      (31)        -
                                                -------   -------   -------

    Net Unrealized Gain (Loss) on Available-
      for-sale Investments
      Balance at beginning of year                   (8)      (88)     (122)
      Change in net unrealized gain (loss) on
        available-for-sale investments (Note 2)      12        80        34
                                                -------   -------   -------
      Balance at end of year                          4        (8)      (88)
                                                -------   -------   -------
    Total Shareholders' Investment              $74,830   $83,352   $60,320
                                                =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.









                                        8PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Remediation Inc. (the Company) is a national provider of environmental services, including industrial, nuclear, and soil remediation, as well as waste-fluids recycling.

    Principles of Consolidation and Relationship with Thermo TerraTech Inc.
        The Company was incorporated in November 1991 and commenced operation in June 1992. As of March 29, 1997, Thermo TerraTech Inc. (Thermo TerraTech) owned 8,621,968 shares of the Company's common stock, representing 69% of such stock outstanding. Thermo TerraTech is an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of March 29, 1997, Thermo Electron owned 185,400 shares of the Company's common stock, representing 1.5% of such stock outstanding.
        The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company accounts for its investment in a business in which it owns 50% using the equity method (Note 13).

    Presentation
        The historical financial information presented for fiscal 1995, except for weighted average shares, was restated in fiscal 1996 to reflect the acquisition of Thermo Nutech (formerly the Nuclear Services Group) from Thermo TerraTech (Note 3). The acquisition has been accounted for in a manner similar to a pooling-of-interests. Prior to April 2, 1995, Thermo Nutech was held in a joint venture resulting in the allocation of its operating results to a minority partner. The consolidated results in the accompanying statement of operations reflect such allocation as minority interest through the date the joint venture was dissolved and Thermo Nutech became wholly owned by Thermo TerraTech.
        Certain amounts in fiscal 1996 and 1995 have been reclassified to conform to the fiscal 1997 financial statement presentation.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1997, 1996, and 1995 are for the fiscal years ended March 29, 1997, March 30, 1996, and April 1, 1995, respectively.

    Revenue Recognition
        Revenues from soil-remediation services are recognized as soil is processed, and revenues from environmental and nuclear-remediation services are recognized upon completion of services rendered. With respect to soil-remediation services, the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet. The Company's industrial and nuclear services businesses perform services pursuant to long-term contracts. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method.
                                        9PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenues recorded under the percentage-of-completion method were $65,217,000 in fiscal 1997 and $2,278,000 in fiscal 1996. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts-in-process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

    New Business Development Expenses
        Costs classified as new business development expenses in the accompanying statement of operations represent costs associated with the development of the Company's soil-remediation business.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in its tax returns.

    Earnings per Share
        Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Weighted average shares in fiscal 1996 and 1995 include the assumed exercise of stock options and warrants that were computed using the treasury stock method. Because the effect of the assumed exercise of stock options and warrants would be antidilutive in fiscal 1997, they have been excluded from the earnings per share calculation. Fully diluted earnings per share has been computed, where material and dilutive, assuming the exercise of stock options and warrants and assuming the effect of the conversion of the Company's subordinated convertible obligations.

                                       10PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Stock Split
        All share and per share information was restated in fiscal 1995 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, that was distributed in March 1995.

    Cash and Cash Equivalents
        As of March 29, 1997, the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates fair market value.

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 20 to 30 years; machinery and equipment, 3 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which account for 41% and 46% of the Company's machinery and equipment at fiscal year-end 1997 and 1996, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of the following:

    (In thousands)                                          1997        1996
    ------------------------------------------------------------------------
    Land                                                 $ 4,592     $ 4,216
    Buildings and leasehold improvements                  17,833      14,245
    Machinery and equipment                               32,533      33,658
                                                         -------     -------
                                                          54,958      52,119
    Less: Accumulated depreciation and amortization       18,444      14,516
                                                         -------     -------
                                                         $36,514     $37,603
                                                         =======     =======

    Other Assets
        Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were

                                       11PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

     1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    $6,137,000 and $9,492,000, net of accumulated amortization of $5,654,000 and $4,785,000, at fiscal year-end 1997 and 1996, respectively.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquire companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $1,899,000 and $1,314,000 at fiscal year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 12). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."

                                       12PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of short- and long-term available-for-sale investments by major security type are as follows:
                                                           Gross       Gross
                                  Market       Cost   Unrealized  Unrealized
    (In thousands)                 Value      Basis        Gains      Losses
    ------------------------------------------------------------------------
    1997
    Corporate bonds               $4,021    $4,016        $    5     $    -
    Other                             80        80             -          -
                                  ------    ------        ------     ------
                                  $4,101    $4,096        $    5     $    -
                                  ======    ======        ======     ======
    1996
    Tax-exempt securities         $5,009    $4,998        $   11     $    -
    Corporate bonds                1,985     2,000             -        (15)
    Money market preferred stock   2,098     2,107             -         (9)
    Other                             10        10             -          -
                                  ------    ------        ------     ------
                                  $9,102    $9,115        $   11     $  (24)
                                  ======    ======        ======     ======

        Short-term available-for-sale investments in the accompanying fiscal 1997 balance sheet include $2,090,000 with contractual maturities of one or less and $2,011,000 with contractual maturities of one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. "Gain on sale of investments, net" resulted from gross realized gains of $145,000 and $180,000 in fiscal 1997 and 1996, respectively, and gross realized losses of $9,000 in fiscal 1997, relating to the sale of available-for-sale investments.

    3.  Acquisitions

        In September 1996, the Company acquired IEM Sealand Corporation (IEM Sealand) for 311,040 shares of the Company's common stock, valued at $2,006,000, and $1,705,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the third, fourth, and fifth anniversaries of the closing. IEM Sealand performs cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive waste.

                                       13PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        In December 1995, the Company acquired Remediation Technologies, Inc. (ReTec), a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of the Company's common stock and 75,750 warrants to purchase shares of the Company's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding ReTec stock options into Company stock options of equivalent intrinsic value at the date of the acquisition.
        In December 1994, the Company acquired a soil-remediation facility in Baltimore County, Maryland (renamed TPST Maryland) from the principals of Bryn Awel Corporation (Bryn Awel). The purchase price for TPST Maryland was $6,820,000 in cash and the assumption of $686,000 of a net liability. In October 1994, the Company acquired a soil-remediation facility in South Tacoma, Washington (renamed TPST Woodworth) from Woodworth & Company, Inc. for $4,701,000 in cash. The Company entered into a land lease with the former owners of TPST Woodworth for the land on which TPST Woodworth operates the business. During fiscal 1995, the Company made two other acquisitions for a total of $1,870,000 in cash. In connection with the financing of acquisitions, during fiscal 1995 the Company issued to Thermo Electron a $4,000,000 promissory note bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. The promissory note had an average interest rate of 6.4% and 6.5% in fiscal 1996 and 1995, respectively. The Company repaid the note payable to Thermo Electron in June 1995.
        These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions in fiscal 1997, 1996, and 1995 exceeded the estimated fair value of the acquired net assets by $24,633,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1997, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company and ReTec on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1995. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)                  1996      1995
    -----------------------------------------------------------------------
    Revenues                                              $98,183   $93,176
    Net income                                              5,855     4,987
    Earnings per share:
      Primary                                                 .47       .45
      Fully diluted                                           .45       .45


                                       14PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition been made at the beginning of fiscal 1995.
        On June 30, 1995, the Company acquired Thermo Nutech from Thermo TerraTech in exchange for 1,583,360 shares of the Company's common stock, with a fair market value of $24,740,000 as of such date. Thermo Nutech provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation instrument calibration and repair services, and radiation source production. During the fiscal year ended April 1, 1995, Thermo Nutech's assets were held in a joint venture (the Joint Venture) between Thermo TerraTech and Thermo Instrument Systems Inc. (Thermo Instrument). Thermo TerraTech's financial statements consolidated the assets and liabilities of the Joint Venture and its results of operations, net of minority interest related to Thermo Instrument's allocable share of operations. Effective April 2, 1995, Thermo TerraTech and Thermo Instrument agreed to dissolve the Joint Venture and Thermo TerraTech purchased the businesses formerly operated by the Joint Venture from Thermo Instrument.
         Because the Company and Thermo Nutech were deemed for accounting purposes to be under control of their common majority owner, Thermo TerraTech, the transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests, with the accounting followed by the Company conforming to that of Thermo TerraTech. Accordingly, all historical financial information presented, except for weighted average shares, has been restated to reflect the acquisition of Thermo Nutech.
        The 1,583,360 shares of the Company's common stock issued in exchange for Thermo Nutech are considered to be outstanding as of April 2, 1995, for purposes of computing weighted average shares. Revenues and net income for the separate entities are as follows:

    (In thousands)                                                      1995
    ------------------------------------------------------------------------
    Revenues:
      Historical                                                    $29,871
      Thermo Nutech                                                  21,633
                                                                    -------
                                                                    $51,504
                                                                    =======
    Net income:
      Historical                                                    $ 3,643
      Thermo Nutech                                                   2,102
      Minority interest expense not previously reported              (2,102)
                                                                    -------
                                                                    $ 3,643
                                                                    =======


                                       15PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        Had the Company acquired 100% of the Joint Venture as of April 3, 1994, the Company would have reported the following net income and earnings per share:

    (In thousands except per share amount)                             1995
    -----------------------------------------------------------------------
    Pro forma net income                                            $ 5,745
    Pro forma earnings per share                                        .49

    4.   Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has an equity incentive plan for key employees, directors, and others, adopted in October 1993. In February 1997, the Company also adopted an employee equity incentive plan, similar to its equity incentive plan adopted in 1993, except that neither executive officers nor directors are eligible to participate in the plan. Both plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the stock on the date of grant. The Company also has a directors' stock option plan, adopted in October 1993, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
         In connection with the acquisition of ReTec in December 1995, the Company assumed certain outstanding options granted under ReTec's nonqualified and incentive stock option plans. Such options were converted into options to purchase shares of the Company's common stock, in accordance with the original terms of the options. Options issued in connection with the acquisition of ReTec vest ratably over three years from their original date of grant, and expire ten years from the date of grant.
                                       16PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information is as follows:

                           1997                1996                1995
                     ----------------    ----------------    ----------------
                                                                     Range of
                             Weighted            Weighted              Option
                     Number   Average    Number   Average    Number    Prices
    (Shares in           of  Exercise        of  Exercise        of       per
    thousands)       Shares     Price    Shares     Price    Shares     Share
    -------------------------------------------------------------------------
    Options
      outstanding,
      beginning                                                      $ 6.93-
      of year        1,559     $ 6.95       695    $ 7.62       605  $ 9.43

       Assumed upon
         acquisition
         of ReTec        -          -       897      4.25         -       -
                                                                       9.09-
       Granted         556       8.65       144      5.74       114   11.43
       Exercised      (168)      1.47      (149)     1.59        (5)   6.93
       Forfeited       (50)      7.43       (28)     6.96       (19)   6.93
                     -----                -----               -----
    Options
      outstanding,                                                   $ 6.93-
      end of year    1,897     $ 7.92     1,559    $ 6.95       695  $11.43
                     =====                =====               =====
    Options                                                          $ 6.93-
      exercisable    1,826     $ 7.79     1,416    $ 6.58       670  $11.43
                     =====                =====               =====
    Options
      available
      for grant      1,364                  449                 575
                     =====                =====               =====
    Weighted average
      fair value per
      share of options
      granted during
      year                     $ 3.58              $ 5.58
                               ======              ======


                                       17PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at March 29, 1997, is as follows:

                                                Options Outstanding
                                         ----------------------------------
                                                                   Weighted
                                         Number  Weighted Average   Average
                                             of         Remaining  Exercise
    Range of Exercise Prices             Shares  Contractual Life     Price
    -----------------------------------------------------------------------
    (Shares in thousands)
    $ 0.68-$ 4.15                           309         3.0 years    $ 3.22
      4.16-  7.90                           907         4.8 years      6.87
      7.91- 11.65                           477         8.6 years     10.27
     11.66- 15.40                           204         6.7 years     14.20
                                          -----
    $ 0.68-$15.40                         1,897         5.7 years    $ 7.92
                                          =====

        The information disclosed above for options outstanding at March 29, 1997, does not differ materially for options exercisable.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1997 and 1996, the Company issued 5,792 and 9,040 shares, respectively, of its common stock under this program. Prior to November 1994, the Company's eligible employees participated in an employee stock purchase program sponsored by Thermo TerraTech. Employees of Thermo Nutech participated in an employee stock purchase program sponsored by Thermo Instrument through November 1994 and participated in an employee stock purchase program sponsored by Thermo TerraTech through November 1996.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       18PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                   1997      1996
    ------------------------------------------------------------------------
    Net income (loss):
      As reported                                         $(2,681)  $ 5,444
      Pro forma                                            (2,946)    5,352

    Earnings (loss) per share:
      Primary:
        As reported                                          (.21)      .44
        Pro forma                                            (.23)      .43
      Fully diluted:
        As reported                                          (.21)      .42
        Pro forma                                            (.23)      .41

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                         1997           1996
    ------------------------------------------------------------------------
    Volatility                                           29%            29%
    Risk-free interest rate                             6.3%           5.9%
    Expected life of options                       5.9 years      5.1 years

       The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan and Employee Stock Ownership Plan
        The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to January 1, 1995, in Thermo Electron's employee stock ownership plan
    (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level

                                       19PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    of employee contributions. ReTec also offers a 401(k) savings plan, and a subsidiary of Thermo Nutech offers a 401(k) savings plan, separate from the Company's plan. The Company contributed and charged to expense for these plans $704,000, $639,000, and $472,000 in fiscal 1997, 1996, and
    1995, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated and as a result, the Company's employees are no longer eligible to participate in an ESOP.

    5.  Income Taxes

        The components of the provision for income taxes are as follows:

    (In thousands)                                    1997    1996     1995
    ------------------------------------------------------------------------
    Currently (refundable) payable:
      Federal                                      $ (510)  $3,400   $3,245
      State                                           285      590      658
                                                   ------   ------   ------

                                                     (225)   3,990    3,903
                                                   ------   ------   ------
    Deferred (prepaid), net:
      Federal                                         491     (708)    (263)
      State                                           111     (150)     (64)
                                                   ------   ------   ------
                                                      602     (858)    (327)
                                                   ------   ------   ------
                                                   $  377   $3,132   $3,576
                                                   ======   ======   ======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $198,000, $200,000, and $385,000 of such benefits of the Company allocated to capital in excess of par value in fiscal 1997, 1996, and 1995, respectively.




                                       20PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The provision for income taxes in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes and minority interest due to the following:

    (In thousands)                                   1997     1996     1995
    ------------------------------------------------------------------------
    Income tax provision (benefit) at statutory
      rate                                         $ (783)  $2,916   $3,169
    Differences resulting from:
      Amortization and write-off of cost in
        excess of net assets of acquired
        companies                                     979      140       47
      State income taxes, net of federal tax          261      290      392
      Tax-exempt investment income                    (33)    (185)    (180)
      Nondeductible expenses                           27       21       49
      Other                                           (74)     (50)      99
                                                   ------   ------   ------
                                                   $  377   $3,132   $3,576
                                                   ======    ======   ======

        Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                   1997     1996
    --------------------------------------------------------------
    Prepaid income taxes:
      Reserves and accruals                        $2,750   $  682
      Allowance for doubtful accounts                 315      756
      Accrued compensation                            357    1,446
      Available-for-sale investments                   (2)       7
      Net operating loss carryforward                 103      106
      Federal tax credit carryforward                  25       39
                                                   ------   ------
                                                    3,548    3,036
      Less: Valuation allowance                       200      200
                                                   ------   ------
                                                   $3,348   $2,836
                                                   ======   ======
    Deferred income taxes:
      Depreciation                                 $3,035   $2,137
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

                                       21PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Long-term Obligations

        In May 1995, the Company issued and sold in Europe $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due 2000. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo TerraTech has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        In fiscal 1994, in connection with the acquisition of Thermo Fluids, the Company issued to Thermo TerraTech a $2,650,000 principal amount of 3 7/8% subordinated convertible note due 2000. The note is convertible into shares of the Company's common stock at a conversion price of $9.83 per share.
        See Note 10 for fair value information pertaining to the Company's long-term obligations.

    7.  Commitments and Contingencies

    Operating Leases
        The Company leases land, office facilities, and equipment under operating leases expiring at various dates through fiscal 2006. The accompanying statement of operations includes expenses from operating leases of $1,943,000, $1,319,000, and $543,000 in fiscal 1997, 1996, and
    1995, respectively. Future minimum payments due under noncancellable operating leases at March 29, 1997, are $1,647,000 in fiscal 1998; $1,315,000 in fiscal 1999; $804,000 in fiscal 2000; $387,000 in fiscal
    2001; $285,000 in fiscal 2002; and $460,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $4,898,000.
        In March 1991, the Company's TPST Virginia affiliate entered into a seven-year agreement, terminable at the Company's option with 90 days' notice, to operate one or more of its soil-remediation units at a site owned by a third party. Under the terms of the agreement, the Company pays a fee based on the gross remediation revenues generated from the operations at the site, less certain operating costs incurred by the Company. The accompanying statement of operations includes expenses relating to this agreement of $79,000, $147,000, and $307,000 in fiscal 1997, 1996, and 1995, respectively. Any future expenses related to this agreement will not be material as this facility will be closed (Note 12).

    Contingencies
        The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services,

                                       22PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related-party Transactions (continued)

    risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. Prior to January 1, 1995, the Company paid an annual fee equal to 1.25% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,148,000, $767,000, and $637,000 in fiscal 1997, 1996, and 1995, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Short- and Long-term Obligations
         See Notes 3 and 6 for obligations of the Company held by Thermo Electron and Thermo TerraTech, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    9.  Common Stock

        During fiscal 1996, the Company issued 500,000 shares of its common stock at $13.25 per share in a private placement for net proceeds of $6,625,000.
        During fiscal 1995, the Company issued 75,000 shares of its common stock at $9.67 per share in a private placement for net proceeds of $715,000.
        Dividends to common shareholders of the Company of $2,557,000 were declared in fiscal 1997, of which $1,710,000, including $1,694,000 paid to Thermo TerraTech, was reinvested in 196,806 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan, adopted in fiscal 1995. Dividends to common shareholders of the Company of $2,491,000 were declared in fiscal 1996, of which $1,681,000, including $1,667,000 paid to Thermo TerraTech, was reinvested in 118,778 shares of the Company's common stock. Dividends to common shareholders of the Company of $2,012,000 were declared in fiscal 1995, of which $1,327,000, including $1,316,000 paid to Thermo TerraTech, was reinvested in 113,491 shares of the Company's common stock.

                                       23PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Common Stock (continued)

        At March 29, 1997, the Company had reserved 4,892,565 unissued shares of its common stock for possible issuance under stock-based compensation plans, outstanding warrants, and possible issuance upon conversion of the Company's convertible obligations.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, due from parent company and Thermo Electron, accounts payable, and long-term obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and long-term obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        Based on quoted market prices and on borrowing rates available to the Company, the fair value of the Company's long-term obligations was $37,674,000 and $42,877,000 at fiscal year-end 1997 and 1996, respectively.

    11. Significant Customers and Concentration of Credit Risk

        A substantial portion of the Company's nuclear services has been provided to the U.S. government. One subcontract for the U.S. government accounted for approximately 5%, 10%, and 4% of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. All other U.S. government agencies accounted for 25%, 16%, and 26% of the Company's total revenues in fiscal 1997, 1996, and 1995, respectively. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

    12. Nonrecurring Costs

        During the fourth quarter of fiscal 1997, the Company recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, in response to a recent severe downturn in the Company's soil-recycling business which will result in the closure of two soil-remediation sites. In addition, the Company's analysis indicates that the future undiscounted cash flows from certain other soil-remediation sites that will remain open will be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets included in the $7,800,000 charge. Of the total charge, $2,206,000 is nondeductible for tax purposes.


                                       24PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Equity in Earnings of Unconsolidated Subsidiary

        The Company's equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represents the Company's proportionate share of income from a 50% investment in ReTec Tetra L.C. (ReTec Tetra), acquired in December 1995 through the acquisition of ReTec. The carrying value of this investment was $5,650,000, which is included in other assets in the accompanying fiscal 1997 balance sheet.
        Summary financial information for ReTec Tetra is as follows:

                                                       December 31,
                                                   -------------------
    (In thousands)                                    1996        1995
    ------------------------------------------------------------------
    Current assets                                 $ 3,072     $ 2,163
    Noncurrent assets                               12,644      11,653
                                                   -------     -------
      Total assets                                 $15,716     $13,816
                                                   =======     =======

    Current liabilities                            $ 2,016     $ 2,342
    Noncurrent liabilities                           2,635       2,465
    Members' equity                                 11,065       9,009
                                                   -------     -------
      Total liabilities and members' equity        $15,716     $13,816
                                                   =======     =======

                                                Year Ended
                                                  Dec. 31,
    (In thousands)                                    1996
    ------------------------------------------------------
    Revenues                                       $12,066
    Cost of revenues                                 9,040
                                                   -------
    Gross profit                                   $ 3,026
                                                   =======
    Net income                                     $   981
                                                   =======


                                       25PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    14. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                               First    Second     Third(a) Fourth(b)
    -------------------------------------------------------------------------
    Revenues                        $23,520   $27,913   $34,252   $29,164
    Gross profit                      4,482     4,428     4,714     4,324
    Net income (loss)                 1,028       974       620    (5,303)
    Earnings (loss) per share:
      Primary                           .08       .08       .05      (.42)
      Fully diluted                     .08       .07       .05      (.42)

    1996                               First    Second     Third(c) Fourth
    -------------------------------------------------------------------------
    Revenues                        $13,181   $14,466   $16,308   $23,002
    Gross profit                      4,024     4,244     4,540     5,035
    Net income                        1,180     1,330     1,533     1,401
    Earnings per share:
      Primary                           .10       .11       .12       .11
      Fully diluted                     .09       .11       .12       .11

    (a) Reflects the September 1996 acquisition of IEM Sealand.
    (b) Reflects $7,800,000 of nonrecurring costs.
    (c) Reflects the December 1995 acquisition of ReTec.




                                       26PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Remediation Inc.:

        We have audited the accompanying consolidated balance sheet of Thermo Remediation Inc. (a Delaware corporation and 69%-owned subsidiary of Thermo TerraTech Inc.) and subsidiaries as of March 29, 1997, and March 30, 1996, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended March 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Remediation Inc. and subsidiaries as of March 29, 1997, and March 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.




                                            Arthur Andersen LLP




    Boston, Massachusetts
    May 6, 1997

                                       27PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the caption "Forward-looking Statements."

    Overview

        The Company is a national provider of environmental services, including industrial, nuclear, and soil remediation, as well as waste-fluids recycling.
        The Company's Remediation Technologies, Inc. (ReTec) subsidiary, acquired in December 1995, is a provider of consulting, engineering, and on-site services to help clients manage problems associated with environmental compliance, waste management, and the remediation of industrial sites contaminated with organic wastes and residues.
        In September 1996, the Company acquired IEM Sealand Corporation (IEM Sealand; Note 3). IEM Sealand performs cleanup of hazardous waste sites for government and industry as a prime construction contractor and also completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive waste. IEM Sealand's business is traditionally strongest during the summer and fall seasons.
        The Company's Thermo Nutech subsidiary provides services to remove radioactive contaminants from sand, gravel, and soil, and also provides health physics, radiochemistry laboratory, and radiation dosimetry services.
        The Company, through its TPS Technologies Inc. subsidiary, designs and operates facilities for the remediation of nonhazardous soil and operates a network of such facilities along the East and West Coasts.
        The Company's Thermo Fluids Inc. subsidiary collects, tests, processes, and recycles used motor oil and other industrial fluids.
        The Company's businesses are affected by several factors, parti-cularly extreme weather variations, government spending, enactment and enforcement of environmental legislation, economic cycles, regulation and enforcement of remediation activities, the availability of federal and state funding for environmental cleanup, and local competition.


                                       28PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    Fiscal 1997 Compared With Fiscal 1996
        Revenues in fiscal 1997 increased 72% to $114,849,000 from $66,957,000 in fiscal 1996. Revenues increased due to the inclusion of $50,033,000 of revenues from ReTec and IEM Sealand, acquired in December 1995 and September 1996, respectively (Note 3). Revenues from soil-remediation services decreased 21% in response to a severe downturn in this business, which resulted in a decline in the volume of soil processed due to overcapacity in the industry and competitive pricing pressures. The Company also believes that several states have reduced their compliance requirements and/or relaxed their enforcement activities. The Company expects this trend to continue for the foreseeable future. Revenues from nuclear and fluids-recycling services increased $3,652,000 in fiscal 1997.
        The gross profit margin decreased to 16% in fiscal 1997 from 27% in fiscal 1996, primarily due to lower margins on soil processed as a result of competitive pricing pressures and, to a lesser extent, lower volumes of soil processed at the Company's traditionally higher-margin soil-remediation centers. The gross profit margin also decreased due to the inclusion of lower-margin revenues from ReTec and IEM Sealand.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 10% in fiscal 1997 from 13% in fiscal 1996, primarily due to lower expenses as a percentage of revenues at acquired companies.
        During fiscal 1997, the Company recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies (Note 12). The write-down was in response to the downturn in the Company's soil-recycling business discussed above, which will result in the closure of two soil-remediation sites. In addition, the Company's analysis indicates that the future undiscounted cash flows from certain other soil-remediation sites that will remain open will be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, which is included in the $7,800,000 charge. The recent severe downturn in the Company's soil-recycling business and relaxed compliance requirements and enforcement activities resulted in overcapacity in the industry and competitive pricing pressures. The Company expects that closure of two sites with small operating losses and a write-down of certain assets at two other sites, at which current volumes of soil being processed were insufficient to recover the Company's investment, will improve the operating results of the soil-recycling business beginning in fiscal 1998. Revenues and operating losses, exclusive of the write-down, at the two sites being closed aggregated $2,871,000 and $553,000, respectively, in fiscal 1997.
        Interest income decreased to $1,896,000 in fiscal 1997 from $2,539,000 in fiscal 1996 as a result of lower average invested balances following the acquisition of ReTec in December 1995 (Note 3) and the use of $8,317,000 to repurchase Company common stock in fiscal 1997. Interest expense increased to $2,251,000 in fiscal 1997 from $1,999,000 in fiscal 1996, primarily due to the issuance of the 4 7/8% subordinated convertible debentures in May 1995 (Note 6).

                                       29PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued)
        Equity in earnings of unconsolidated subsidiary represents ReTec's proportionate share of income from a joint venture (Note 13).
        The Company recorded an income tax provision on a pretax loss in fiscal 1997 primarily due to the amortization and write-off of nondeductible cost in excess of net assets of acquired companies and, to a lesser extent, the impact of state income taxes. The effective tax rate in fiscal 1996 was higher than the statutory federal income tax rate primarily due to the impact of state income taxes and the amortization of nondeductible cost in excess of net assets of acquired companies, offset in part by tax-exempt investment income.

    Fiscal 1996 Compared With Fiscal 1995
        Revenues in fiscal 1996 were $66,957,000, compared with $51,504,000 in fiscal 1995, an increase of 30%. Revenues increased due to the inclusion of $21,304,000 in revenues from ReTec, acquired in December 1995, and the inclusion of revenues from soil-remediation businesses acquired or constructed in late fiscal 1995 and in fiscal 1996. These increases were offset in part by lower revenues from the Company's soil-remediation services resulting from a decrease in the volume and price of soil processed as a result of regulatory uncertainties at several sites, competitive pricing pressures, and severe weather conditions primarily in the fourth quarter of fiscal 1996. Revenues from nuclear services declined due to a decrease in radiochemistry laboratory work, reflecting a reduction in spending at the U.S. Department of Energy
    (DOE) and delays in federal government budget appropriations, largely offset by increased revenues from a long-term environmental restoration contract for the DOE's Hanford site (Hanford), which began in the second quarter of fiscal 1995.
        The gross profit margin decreased to 27% in fiscal 1996 from 34% in fiscal 1995. The gross profit margin on soil-remediation services revenues decreased primarily due to competitive pricing pressures, offset in part by operational savings. The gross profit margin on nuclear services decreased primarily due to lower revenues from higher-margin radiochemistry laboratory work and increased revenues from the lower-margin Hanford contract. The gross profit margin on fluids-recycling services improved to 40% during fiscal 1996 from 29% in fiscal 1995, primarily due to operational efficiencies.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 13% in fiscal 1996 from 16% in fiscal 1995, due to an increase in total revenues and, to a lesser extent, operational efficiencies.
        Interest income increased to $2,539,000 in fiscal 1996 from $1,002,000 in fiscal 1995 as a result of interest income earned on invested proceeds from the issuance of the 4 7/8% subordinated convertible debentures and the issuance of shares of the Company's common stock in May 1995 (Notes 6 and 9). Interest expense increased to $1,999,000 in fiscal 1996 from $239,000 in fiscal 1995 primarily due to the issuance of the subordinated convertible debentures in May 1995.
        The effective tax rate was 37% in fiscal 1996, compared with 38% in fiscal 1995. The effective tax rates were higher than the statutory federal income tax rate primarily due to the impact of state income taxes, offset in part by tax-exempt investment income.
                                       30PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1996 Compared With Fiscal 1995 (continued)
        Minority interest expense in fiscal 1995 represents Thermo Nutech's net income which was allocated to the joint venture partner (Note 3).

    Liquidity and Capital Resources

        Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $38,960,000 at March 29, 1997, compared with $46,343,000 at March 30, 1996. Cash, cash equivalents, and short- and long-term available-for-sale investments were $22,701,000 at March 29, 1997, compared with $35,349,000 at March 30,
    1996. During the year ended March 29, 1997, cash provided by operating activities was $3,647,000. The Company used cash to fund an increase in accounts receivable and unbilled contract costs and fees of $6,008,000 and $3,055,000, respectively, as a result of higher revenues at its IEM Sealand, ReTec, and Thermo Fluids businesses.
        Excluding purchases, sales, and maturities of available-for-sale investments, the Company's investing activities in fiscal 1997 primarily consisted of an acquisition and capital additions. During fiscal 1997, the Company acquired IEM Sealand for 311,040 shares of the Company's common stock, valued at $2,006,000, and $1,681,000 in net cash. The Company also expended $6,036,000 for purchases of property, plant, and equipment in fiscal 1997.
        In fiscal 1997, the Company's financing activities used $7,859,000 of cash. The Company's Board of Directors has authorized the repurchase, through September 10, 1997, of up to $10.0 million of its own securities. Through March 29, 1997, the Company had expended $8,317,000 under this authorization. All such purchases are funded from working capital. In fiscal 1997, the Company paid $847,000 in cash dividends. The amount of cash dividends ultimately paid by the Company was dependent on the number of shareholders participating in the Company's Dividend Reinvestment Plan.
        In May 1997, the Company acquired TriTechnics Corporation, an environmental consulting and engineering firm, which provides comprehensive consulting and remedial services at refinery and chemical-plant sites, for approximately $1,600,000 in cash. Although the Company has no other material commitments for capital expenditures, such expenditures will largely be affected by the number of fluid-collection or other environmental service businesses that can be developed or acquired during the year. The Company believes that it has adequate resources to meet its financial needs for the foreseeable future.
                                       31PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for each of the Company's services, including industrial remediation services, nuclear remediation services, hazardous waste remedial construction services, soil-remediation services, and waste-fluids recycling services, and the standards governing most aspects of the construction and operation of the Company's facilities were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
        Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but also are permitted to mandate more stringent requirements than are otherwise required by federal law. Currently, many states are considering adopting a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempt to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that these policies, if implemented, will not reduce the size of the potential market addressed by the Company.

        Uncertainty of Funding. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of many individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil-remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have a material adverse effect on the

                                       32PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                           Forward-looking Statements

    Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have a more severe material adverse effect on the Company's business.
        The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, Thermo Nutech provides a large portion of its services directly or indirectly to the U.S. Department of Energy
    (DOE). Declines in spending by the DOE and other governmental agencies could have a material adverse effect on the Company's business.

        Potential Environmental Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace or curtail its operating methods, facilities, or equipment at costs which may be substantial, without any corresponding increase in revenue. The Company is also potentially subject to monetary fines, penalties, remediation, cleanup or stop orders, injunctions, or orders to cease, or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a materials adverse impact on the Company's business. In addition, the Company's divisions are subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may impose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
        The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

        Competition. The markets for many of the Company's services are regional and are characterized by intense competition from numerous local competitors. Some of the Company's competitors have greater technical and financial resources than those of the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their services than the Company. Competition could increase if new companies enter the market or if existing competitors expand their service lines. There can be no assurance that the Company's current technology, technology under development, or ability to develop new technologies will be sufficient to enable it to compete effectively with its competitors.

                                       33PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                           Forward-looking Statements

        Seasonal Influences. A majority of the Company's businesses experience seasonal fluctuations. A majority of the Company's soil-remediation sites, as well as the company's fluids-recycling sites, experience declines in severe weather conditions. Site remediation work and certain environmental testing services, such as the services provided by ReTec, IEM Sealand, and Thermo Nutech, may decline in winter months as a result of severe weather conditions.

        Possible Obsolescence Due to Technological Change. Technological developments are expected to continue at a rapid pace in the environmental services industry. The Company's technologies could be rendered obsolete or uneconomical by technological advances by one or more companies that address the Company's markets or by future entrants into the industry. There can be no assurance that the Company would have the resources to, or otherwise would be successful in, developing responses to technological advances by others.
        Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's existing services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

        No Assurance of Development and Commercialization of Technology Under Development. The Company is currently engaged in the development of several technologies which may ultimately be commercialized to provide services to customers. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Technology development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of such technology. There can be no assurance that any of the technologies currently being developed by the Company, or those to be developed in the future, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular timeframe.



                                       34PAGE

    Thermo Remediation Inc.                         1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)      1997(a)   1996(b)   1995(c)    1994(d,e)  1993(e)
    -------------------------------------------------------------------------
    Statement of Operations Data:
    Revenues            $114,849  $ 66,957  $ 51,504   $ 43,488   $ 34,615
    Income (loss)
      before cumulative
      effect of change
      in accounting
      principle           (2,681)    5,444     3,643      2,510      1,868
    Net income (loss)     (2,681)    5,444     3,643      2,567      1,868
    Earnings (loss) per
      share:
        Primary             (.21)      .44       .36
        Fully diluted       (.21)      .42       .35

    Balance Sheet Data:
    Working capital     $ 38,960  $ 46,343  $  3,384   $ 12,676   $  7,052
    Total assets         135,011   135,802    79,156     68,939     43,637
    Long-term
      obligations         40,600    40,600     2,650      2,650          -
    Shareholders'
      investment          74,830    83,352    60,320     47,638     26,600

    Other Data:
      Cash dividends
        declared        $  2,557  $  2,491  $  2,012   $  2,127   $  1,586

    (a) Reflects the September 1996 acquisition of IEM Sealand and $7.8 million of nonrecurring costs.
    (b) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures and a private placement of 500,000 shares of the Company's common stock for net proceeds of $6.6 million. Also reflects the December 1995 acquisition of ReTec.
    (c) Reflects the October 1994 acquisition of TPST Woodworth and the December 1994 acquisition of TPST Maryland.
    (d) Reflects the December 1993 initial public offering of the Company's common stock for net proceeds of $13.5 million, the November 1993 acquisition of Thermo Fluids, and issuance of a $2.7 million principal amount 3 7/8% subordinated convertible note. Also reflects the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
    (e) Financial data has been restated to reflect the June 1995 acquisition of Thermo Nutech, accounted for in a manner similar to a pooling-of-interests.


                                       35PAGE

    Thermo Remediation Inc.                         1997 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol THN).

                                     Fiscal 1997            Fiscal 1996
                                --------------------   ---------------------
    Quarter                        High         Low        High         Low
    ------------------------------------------------------------------------
    First                       $15         $11 7/8     $17 3/8     $12 7/8
    Second                       13 1/4       9 7/8      16 5/8      14
    Third                        11 1/2       7 7/8      15 1/2      13 1/8
    Fourth                        8 7/8       6 3/4      16 1/4      13 1/4

        As of May 23, 1997, the Company had 172 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 23, 1997, was $7 per share.

    Shareholder Services
        Shareholders of Thermo Remediation Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution of printed reports will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/thn.html).

    Stock Transfer Agent
        Bank of Boston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquires to:

        Bank of Boston
        c/o Boston EquiServe Limited Partnership
        P.O. Box 8040
        Boston, Massachusetts 02102-8040
        (617) 575-3120

    Dividend Policy
        The Company intends to pay cash dividends from time to time to the holders of the Company's common stock out of funds legally available therefor. The Company currently expects that such dividends will be paid semiannually. No assurance can be given, however, as to whether the Company will continue to pay dividends in the future. On August 7, 1996, and February 12, 1997, the Board of Directors declared semiannual dividends of $.10 per share, which were paid on September 5, 1996, and March 24, 1997, to shareholders of record on August 22, 1996, and March 3, 1997, respectively.
                                       36PAGE

    Thermo Remediation Inc.                         1997 Financial Statements


    Dividend Reinvestment Plan
        The Thermo Remediation Inc. Dividend Reinvestment Plan permits shareholders to have their dividends reinvested automatically in additional shares of the Company's common stock without paying service charges or brokerage fees. For more details about this service, please write to:

        Bank of Boston
        c/o Boston EquiServe Limited Partnership
        Investor Relations Department
        P.O. Box 8040
        Boston, Massachusetts 02102-8040

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended March 29, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Wednesday, September 24, 1997, at 10:00 a.m. at Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts.