Form 10-K, Exhibit 13
period 1998-04-04
THERMO REMEDIATION INC
filed 1998-06-29
CIK 913771

Exhibit 13



















                          THERMO REMEDIATION INC.

                     Consolidated Financial Statements

                                Fiscal 1998

Thermo Remediation Inc.                               1998 Financial Statements

                    Consolidated Statement of Operations


                                                      Year Ended
                                            April 4,  March 29,  March 30,
(In thousands except per share amounts)         1998       1997       1996
--------------------------------------------------------------------------
Revenues (Note 11)                          $128,409   $114,849   $ 66,957
                                            --------   --------   --------
Costs and Operating Expenses:
  Cost of revenues                           114,011     96,901     49,114
  Selling, general, and administrative
    expenses (Note 8)                         13,630     12,058      8,903
  New business development expenses            1,148      1,040      1,084
  Nonrecurring costs (Note 12)                     -      7,800          -
                                            --------   --------   --------
                                             128,789    117,799     59,101
                                            --------   --------   --------

Operating Income (Loss)                         (380)    (2,950)     7,856

Interest Income                                  970      1,896      2,539
Interest Expense (includes $259, $259,
  and $295 to related party; Note 6)          (2,209)    (2,251)    (1,999)
Gain on Sale of Unconsolidated Subsidiary
  (Note 13)                                    3,012          -          -
Other Income, Net (Note 2)                       209        136        180
Equity in Earnings of Unconsolidated
  Subsidiary (Note 13)                           174        865          -
                                            --------   --------   --------
Income (Loss) Before Provision for
  Income Taxes                                 1,776     (2,304)     8,576
Provision for Income Taxes (Note 5)            1,536        377      3,132
                                            --------   --------   --------
Net Income (Loss)                           $    240   $ (2,681)  $  5,444
                                            ========   ========   ========
Earnings (Loss) per Share (Note 14):
  Basic                                     $    .02   $   (.21)  $    .44
                                            ========   ========   ========
  Diluted                                   $    .02   $   (.21)  $    .42
                                            ========   ========   ========
Weighted Average Shares (Note 14):
  Basic                                       12,609     12,821     12,394
                                            ========   ========   ========
  Diluted                                     12,758     12,821     12,984
                                            ========   ========   ========


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Remediation Inc.                               1998 Financial Statements

                         Consolidated Balance Sheet


                                                     April 4,    March 29,
(In thousands)                                           1998         1997
--------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents (includes $8,000
    and $19,674 under repurchase agreement with
    affiliated company)                              $  8,912     $ 19,703
  Available-for-sale investments, at quoted
    market value (amortized cost of $2,008 and
    $4,096; Note 2)                                     2,003        4,101
  Accounts receivable, less allowances of $1,690
     and $1,557                                        30,529       21,631
  Unbilled contract costs and fees                      8,154        5,685
  Prepaid and refundable income taxes (Note 5)          2,256        3,348
  Prepaid expenses                                      2,257        1,820
  Due from parent company and Thermo Electron             667          321
                                                     --------     --------
                                                       54,778       56,609
                                                     --------     --------
Property, Plant, and Equipment, at Cost, Net           37,011       36,514
                                                     --------     --------
Other Assets (Note 13)                                 10,954       13,403
                                                     --------     --------
Cost in Excess of Net Assets of Acquired
  Companies (Notes 3 and 12)                           37,568       29,588
                                                     --------     --------
                                                     $140,311     $136,114
                                                     ========     ========

Thermo Remediation Inc.                               1998 Financial Statements

                                                     April 4,    March 29,
(In thousands except share amounts)                      1998         1997
--------------------------------------------------------------------------
Liabilities and Shareholders' Investment
Current Liabilities:
  Accounts payable                                   $ 10,936     $  8,462
  Accrued payroll and employee benefits                 4,875        3,566
  Deferred revenue                                      3,374        1,391
  Billings in excess of revenues earned                 1,277          879
  Other accrued expenses                                4,375        3,351
                                                     --------     --------
                                                       24,837       17,649
                                                     --------     --------
Deferred Income Taxes (Note 5)                            407        3,035
                                                     --------     --------
Subordinated Convertible Obligations (includes
  $5,650 of related-party debt; Note 6)                40,600       40,600
                                                     --------     --------
Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 3, 4, and 9):
  Common stock, $.01 par value, 50,000,000
    shares authorized; 14,019,918 and 13,388,073
    shares issued                                         140          134
  Capital in excess of par value                       89,103       85,402
  Accumulated deficit                                  (5,592)      (3,328)
  Treasury stock at cost, 1,089,085 and 823,741
    shares                                             (9,181)      (7,382)
  Net unrealized gain (loss) on available-for-sale
    investments (Note 2)                                   (3)           4
                                                     --------     --------
                                                       74,467       74,830
                                                     --------     --------
                                                     $140,311     $136,114
                                                     ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Remediation Inc.                               1998 Financial Statements

                    Consolidated Statement of Cash Flows


                                                      Year Ended
                                             April 4,   March 29,  March 30,
(In thousands)                                   1998        1997       1996
----------------------------------------------------------------------------

Operating Activities:
  Net income (loss)                          $    240    $ (2,681)  $  5,444
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
      Nonrecurring costs (Note 12)                  -       7,800          -
      Depreciation and amortization             7,278       6,815      6,061
      Gain on sale of unconsolidated
        subsidiary (Note 13)                   (3,012)          -          -
      Equity in earnings of unconsolidated
        subsidiary (Note 13)                     (174)       (865)         -
      Deferred income tax expense (benefit)    (1,243)        602       (858)
      Gain on sale of investments (Note 2)          -        (136)      (180)
      Provision for losses on accounts
        receivable                                193         162       (184)
      Other noncash items                        (263)          -          -
      Changes in current accounts,
        excluding the effects of
        acquisitions:
          Accounts receivable and unbilled
            contract costs and fees            (9,284)     (6,008)     4,755
          Other current assets                    529      (3,055)       860
          Accounts payable                        998       3,558        505
          Other current liabilities            (1,030)     (1,685)    (5,454)
          Due to (from) parent company and
            Thermo Electron                      (346)        243     (3,570)
                                             --------    --------   --------
Net  Cash Provided By (Used in)  Operating
   Activities                                  (6,114)      4,750      7,379
                                             --------    --------   --------
Investing Activities:
  Acquisitions, net of cash acquired
    (Note 3)                                   (5,163)     (1,681)   (17,713)
  Proceeds from sale and maturities of
    available-for-sale investments              2,088      20,908     37,795
  Purchases of available-for-sale
    investments                                     -     (15,753)   (30,863)
  Purchases of property, plant, and
    equipment                                  (6,318)     (6,036)    (9,489)
  Proceeds from sale of unconsolidated
    subsidiary (Note 13)                        8,825           -          -
  Increase in other assets                     (1,119)       (788)    (1,090)
  Proceeds from sale of property, plant,
    and equipment                                 455         113        579
  Other                                             -           -       (130)
                                             --------    --------   --------
Net  Cash Used in Investing Activities       $ (1,232)   $ (3,237)  $(20,911)
                                             --------    --------   --------

Thermo Remediation Inc.                               1998 Financial Statements

                                                      Year Ended
                                             April 4,   March 29,  March 30,
(In thousands)                                   1998        1997       1996
----------------------------------------------------------------------------

Financing Activities:
  Net proceeds from issuance of
    subordinated convertible debentures
    (Note 6)                                 $      -    $      -   $ 36,889
  Repurchases of Company common stock          (3,055)     (8,317)         -
  Net proceeds from issuance of Company
    common stock (Note 9)                         179         313      6,908
  Repayment of obligations to Thermo
    Electron                                        -           -     (4,000)
  Dividends paid (Note 9)                        (751)       (847)      (810)
  Other                                           182         794          -
                                             --------    --------   --------

Net  Cash Provided by (Used in) Financing
   Activities                                  (3,445)     (8,057)    38,987
                                             --------    --------   --------

Increase (Decrease) in Cash and Cash
  Equivalents                                 (10,791)     (6,544)    25,455
Cash and Cash Equivalents at Beginning
  of Year                                      19,703      26,247        792
                                             --------    --------   --------

Cash and Cash Equivalents at End of Year     $  8,912    $ 19,703   $ 26,247
                                             ========    ========   ========

Cash Paid For:
  Interest                                   $  1,996    $  2,031   $  1,060
  Income taxes                               $  2,113    $  1,490   $  2,809

Noncash Activities:
  Fair value of assets of acquired
    companies                                $ 13,772    $  6,961   $ 39,349
  Cash paid for acquired companies             (5,665)     (1,705)   (18,462)
  Issuance of common stock, stock options,
    and warrants for acquired companies        (2,850)     (2,006)   (11,210)
                                             --------    --------   --------
    Liabilities assumed of acquired
      companies                              $  5,257    $  3,250   $  9,677
                                             ========    ========   ========

  Dividends reinvested in Company common
    stock (Note 9)                           $  1,753   $  1,710    $  1,681
  Issuance of common stock to parent
    company for acquired companies           $      -   $      -    $  7,713


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Remediation Inc.                               1998 Financial Statements

             Consolidated Statement of Shareholders' Investment


                                                      Year Ended
                                           April 4,  March 29,  March 30,
(In thousands)                                 1998       1997       1996
-------------------------------------------------------------------------

Common Stock, $.01 Par Value
  Balance at beginning of year              $   134    $   128    $   118
  Dividends declared and partially
    reinvested in Company common
    stock (Note 9)                                2          2          1
  Issuance of stock under employees' and
    directors' stock plans                        -          1          2
  Net proceeds from private placement
    of common stock (Note 9)                      -          -          5
  Issuance of common stock for acquired
    companies (Note 3)                            4          3          2
                                            -------    -------    -------
  Balance at end of year                        140        134        128
                                            -------    -------    -------
Capital in Excess of Par Value
  Balance at beginning of year               85,402     81,353     61,333
  Dividends declared and partially
    reinvested in Company common
    stock (Note 9)                            1,751      1,708      1,680
  Activity under employees' and
    directors' stock plans                     (359)      (654)       312
  Tax benefit related to employees'
    and directors' stock plans                  181        198        200
  Net proceeds from private placement
    of common stock (Note 9)                      -          -      6,620
  Issuance of common stock for acquired
    companies (Note 3)                        2,128      2,003     11,208
  Capital contribution from parent
    company                                       -        794          -
                                            -------    -------    -------
  Balance at end of year                     89,103     85,402     81,353
                                            -------    -------    -------
Retained Earnings (Accumulated Deficit)
  Balance at beginning of year               (3,328)     1,910     (1,043)
  Net income (loss)                             240     (2,681)     5,444
  Dividends declared and partially
    reinvested in Company common
    stock (Note 9)                           (2,504)    (2,557)    (2,491)
                                            -------    -------    -------
  Balance at end of year                    $(5,592)   $(3,328)   $ 1,910
                                            -------    -------    -------

Thermo Remediation Inc.                               1998 Financial Statements

                                                       Year Ended
                                           April 4,  March 29,  March 30,
(In thousands)                                 1998       1997       1996
-------------------------------------------------------------------------

Treasury Stock
  Balance at beginning of year              $(7,382)   $   (31)   $     -
  Activity under employees' and
    directors' stock plans                      538        966        (31)
  Repurchases of Company common stock        (3,055)    (8,317)         -
  Issuance of common stock for acquired
    companies (Note 3)                          718          -          -
                                            -------    -------    -------
  Balance at end of year                     (9,181)    (7,382)       (31)
                                            -------    -------    -------
Net Unrealized Gain (Loss) on Available-
  for-sale Investments
  Balance at beginning of year                    4         (8)       (88)
  Change in net unrealized gain (loss)
    on available-for-sale investments
    (Note 2)                                     (7)        12         80
                                            -------    -------    -------
  Balance at end of year                         (3)         4         (8)
                                            -------    -------    -------
Total Shareholders' Investment              $74,467    $74,830    $83,352
                                            =======    =======    =======


The accompanying notes are an integral part of these consolidated financial statements.

Thermo Remediation Inc.                               1998 Financial Statements

                 Notes to Consolidated Financial Statements


1.   Nature of Operations and Summary of Significant Accounting Policies


Nature of Operations
     Thermo Remediation Inc. (the Company) is a national provider of environmental-liability management services and related consulting services, primarily in five areas: industrial remediation, nuclear remediation, waste-fluids collection and recycling, soil remediation, and environmental-management and information-technology systems.

Principles of Consolidation and Relationship with Thermo TerraTech Inc.
     The Company was incorporated in November 1991 and commenced operation in June 1992. As of April 4, 1998, Thermo TerraTech Inc. owned 8,874,551 shares of the Company's common stock, representing 69% of such stock outstanding. Thermo TerraTech is an 82%-owned subsidiary of Thermo Electron Corporation. As of April 4, 1998, Thermo Electron owned 193,900 shares of the Company's common stock, representing 1.5% of such stock outstanding.
     The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% through October 1997 using the equity method (Note 13).

Presentation
     Certain amounts in prior years have been reclassified to conform to the fiscal 1998 financial statement presentation.

Fiscal Year
     The Company has adopted a fiscal year ending the Saturday nearest March 31. References to fiscal 1998, 1997, and 1996 are for the fiscal years ended April 4, 1998, March 29, 1997, and March 30, 1996, respectively. Fiscal 1998 included 53 weeks; fiscal 1997 and 1996 each included 52 weeks.

Revenue Recognition
     Revenues from certain environmental-liability management and consulting services are recognized upon completion of services rendered. The Company's industrial- and nuclear-remediation businesses also perform services pursuant to long-term contracts. Revenues and profits on substantially all long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $77,052,000, $65,217,000, and $2,278,000 in fiscal 1998, 1997, and 1996, respectively. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is projected on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts-in-process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


existing contracts at current contract values, or that are not expected to be collected within one year. Revenues from soil-remediation services are recognized as soil is processed, and the Company bills customers upon receipt of the contaminated soil at its remediation centers. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet.

New Business Development Expenses
     Costs classified as new business development expenses in the accompanying statement of operations represent costs associated with the development of the Company's environmental-services businesses.

Stock-based Compensation Plans
     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

Income Taxes
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in its tax returns.

Earnings per Share
     During the quarter ended January 3, 1998, the Company adopted SFAS No. 128, "Earnings per Share" (Note 14). As a result, all previously reported earnings per share have been restated; however, basic and diluted earnings per share equals the Company's previously reported primary and fully diluted earnings per share, respectively, for the periods presented. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive, diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options and warrants, as well as their related income tax effects.

Cash and Cash Equivalents
     At fiscal year-end 1998 and 1997, $8,000,000 and $19,674,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates fair market value.

Property, Plant, and Equipment
     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 7 to 30 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 36% and 41% of the Company's machinery and equipment, net, at fiscal year-end 1998 and 1997, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit. Property, plant, and equipment consists of the following:

(In thousands)                                          1998           1997
---------------------------------------------------------------------------

Land                                                   $ 4,554      $ 4,592
Buildings and Leasehold Improvements                    20,108       17,833
Machinery and Equipment                                 32,378       32,533
                                                       -------      -------
                                                        57,040       54,958
Less: Accumulated Depreciation and Amortization         20,029       18,444
                                                       -------      -------
                                                       $37,011      $36,514
                                                       =======      =======

Other Assets
     Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 12 years. These assets were $5,200,000 and $6,137,000, net of accumulated amortization of $5,706,000 and $4,647,000, at fiscal year-end 1998 and 1997, respectively.

Cost in Excess of Net Assets of Acquired Companies
The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods ranging from 20 to 40 years. Accumulated amortization was $2,836,000 and $1,899,000 at fiscal year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes

1.   Nature of Operations and Summary of Significant Accounting Policies
     (continued)


in circumstances indicate that the current useful life has diminished (Note 12). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

2.   Available-for-sale Investments


     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments."
     Available-for-sale investments in the accompanying fiscal 1998 balance sheet represents corporate bonds with contractual maturities of one year or less. The difference between the market value and the cost basis of available-for-sale investments was $5,000 of gross unrealized losses and $5,000 of gross unrealized gains at fiscal year-end 1998 and 1997, respectively.
     The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gains on sales of investments resulted from gross realized gains of $145,000 and $180,000 in fiscal 1997 and 1996, respectively, and gross realized losses of $9,000 in fiscal 1997, related to the sale of available-for-sale investments.

3.   Acquisitions


     In November 1997, the Company acquired Benchmark Environmental Corporation for 85,106 shares of the Company's common stock, valued at $450,000, and $2,900,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the second, third, and fourth anniversaries of the closing. Benchmark provides nuclear-remediation and waste-management services to government agencies and private industry.

     In August 1997, the Company, through its Remediation Technologies, Inc. (RETEC) subsidiary, acquired substantially all of the assets, subject to certain liabilities, of RPM Systems, Inc. for 374,507 shares of the Company's common stock, valued at $2,400,000, and $600,000 in cash. Certain shares of the Company's common stock issued in connection with the acquisition are subject to restrictions on transfer. Thirty percent of such shares have no transfer restrictions; while the restrictions lapse with respect to one half of the remaining shares on each of the second and third anniversaries of the closing. RPM provides consulting services in the areas of environmental management, planning, and information technology.
     In May 1997, the Company, also through RETEC, acquired substantially all of the assets, subject to certain liabilities, of TriTechnics Corporation for $1,600,000 in cash. TriTechnics provides comprehensive consulting and remedial services at refinery and chemical-plant sites.
     During fiscal 1997, the Company also acquired an additional business for $565,000 in cash.
     In September 1996, the Company acquired IEM Sealand Corporation for 311,040 shares of the Company's common stock, valued at $2,006,000, and $1,705,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the third, fourth, and fifth anniversaries of the closing. IEM Sealand performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.
     In December 1995, the Company acquired RETEC, a provider of integrated environmental services such as the remediation of industrial sites contaminated with organic wastes and residues. The purchase price of $29,672,000 consisted of $18,462,000 in cash, 227,250 shares of the Company's common stock, and 75,750 warrants to purchase shares of the Company's common stock at $14.85 per share, valued in the aggregate at $3,716,000, and approximately $7,494,000 attributable to the conversion of outstanding RETEC stock options of equivalent intrinsic value at the date of the acquisition.
     In June 1995, the Company acquired Eberline Analytical Corporation (which conducts business under the name Thermo NUtech) from Thermo TerraTech in exchange for 1,583,360 shares of the Company's common stock, with a fair market value of $24,740,000 as of such date. Thermo NUtech provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation instrument calibration and repair services, and radiation source production. During the fiscal year ended April 1, 1995, Thermo NUtech's assets were held in a joint venture (the Joint Venture) between Thermo TerraTech and Thermo Instrument Systems Inc. Thermo TerraTech's financial statements consolidated the assets and liabilities of the Joint Venture and its results of operations, net of minority interest related to Thermo Instrument's allocable share of operations. Effective April 2, 1995, Thermo TerraTech and Thermo Instrument agreed to dissolve the Joint Venture and Thermo TerraTech purchased the businesses formerly operated by the Joint Venture from Thermo Instrument.
     Because the Company and Thermo NUtech were deemed for accounting purposes to be under control of their common majority owner, Thermo TerraTech, the transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests, with the accounting followed by the Company conforming to that of Thermo TerraTech. Accordingly, all historical financial information presented, except for weighted average shares, was restated to reflect the acquisition of Thermo NUtech.
     The 1,583,360 shares of the Company's common stock issued in exchange for Thermo NUtech are considered to be outstanding as of April 2, 1995, for purposes of computing weighted average shares.
     These acquisitions, except for Thermo NUtech, have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $33,550,000, which is being amortized over periods ranging from 20 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in fiscal 1998, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocation will differ materially from preliminary estimates.
     Based on unaudited data, the following table presents selected financial information for the Company and RETEC on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1996. The effect on the Company's financial statements of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                              1996
-------------------------------------------------------------------------

Revenues                                                          $98,183
Net Income                                                          5,855
Earnings per Share:
  Basic                                                               .47
  Diluted                                                             .45

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of RETEC been made at the beginning of fiscal 1996.

4.   Employee Benefit Plans


Stock-based Compensation Plans

Stock Option Plans
     The Company has an equity incentive plan for key employees, directors, and others, adopted in October 1993. In February 1997, the Company also adopted an employee equity incentive plan, similar to its equity incentive plan adopted in 1993, except that neither executive officers nor directors are eligible to participate in the plan. Both plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the stock on the date of grant. The Company also has a directors' stock option plan, adopted in October 1993, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron or Thermo TerraTech.
     In connection with the acquisition of RETEC in December 1995, the Company assumed certain outstanding options granted under RETEC's nonqualified and incentive stock option plans. Such options were converted into options to purchase shares of the Company's common stock, in accordance with the original terms of the options. Options issued in connection with the acquisition of RETEC vest ratably over three years from their original date of grant, and expire ten years from the date of grant.

     A summary of the Company's stock option information is as follows:

                      1998                  1997                 1996
                 ----------------      ----------------    ----------------
                         Weighted              Weighted            Weighted
                 Number   Average      Number   Average    Number   Average
(Shares in           of  Exercise          of  Exercise        of  Exercise
thousands)       Shares     Price      Shares     Price    Shares     Price
---------------------------------------------------------------------------
Options
  Outstanding,
  Beginning
  of Year         1,897    $ 7.92       1,559    $ 6.95       695    $ 7.62

   Granted          438      6.52         556      8.65       144      5.74
   Exercised        (61)     2.58        (168)     1.47      (149)     1.59
   Forfeited       (223)    12.18         (50)     7.43       (28)     6.96
   Assumed upon
     acquisition
      of RETEC        -         -           -         -       897      4.25
                  -----                 -----               -----
Options
  Outstanding,
  End of Year     2,051    $ 7.32       1,897    $ 7.92     1,559    $ 6.95
                  =====    ======       =====    ======     =====    ======
Options
  Exercisable     2,045    $ 7.31       1,826    $ 7.79     1,416    $ 6.58
                  =====    ======       =====    ======     =====    ======
Options
  Available
  for Grant         196                   415                 449
                  =====                 =====               =====

     A summary of the status of the Company's stock options at April 4, 1998, is as follows:

                                              Options Outstanding
                                       Number          Weighted  Weighted
                                           of           Average   Average
                                       Shares         Remaining  Exercise
Range of Exercise Prices        (In thousands) Contractual Life     Price
-------------------------------------------------------------------------
$ 2.52-$ 5.74                             279         2.5 years    $ 3.61
  5.75-  8.96                           1,302         4.3 years      6.81
  8.97- 12.18                             407         7.7 years     10.31
 12.19- 15.40                              63         4.2 years     15.04
                                        -----
$ 2.52-$15.40                           2,051         4.7 years    $ 7.32
                                        =====

     The information disclosed above for options outstanding at April 4, 1998, does not differ materially for options exercisable.

Employee Stock Purchase Program
     Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1998, 1997, and 1996, the Company issued 3,367 shares, 5,792 shares, and 9,040 shares, respectively, of its common stock under this program. Employees of the Company's Thermo NUtech subsidiary participated in an employee stock purchase program sponsored by Thermo TerraTech through November 1996.

Pro Forma Stock-based Compensation Expense
     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

(In thousands except per share amounts)       1998        1997        1996
--------------------------------------------------------------------------
Net Income (Loss):
  As reported                              $   240     $(2,681)    $ 5,444
  Pro forma                                   (286)     (2,946)      5,352

Basic Earnings (Loss) per Share:
  As reported                                  .02        (.21)        .44
  Pro forma                                   (.02)       (.23)        .43

Diluted Earnings (Loss) per Share:
  As reported                                  .02        (.21)        .42
  Pro forma                                   (.02)       (.23)        .42

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
     The weighted average fair value per share of options granted was $1.82, $3.58, and $5.58 in fiscal 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the

Black-Scholes option-pricing model with the following weighted-average assumptions:

                                              1998        1997        1996
--------------------------------------------------------------------------
Volatility                                     27%         29%         29%
Risk-free Interest Rate                       5.5%        6.3%        5.9%
Expected Life of Options                 3.4 years   5.9 years   5.1 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because CHANGES IN THE SUBJECTIVE INPUT ASSUMPTIONS CAN MATERIALLY AFFECT THE FAIR VALUE estimate , IN MANAGEMENT'S OPINION, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans
     The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo Electron. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans are based on subsidiary profits. The Company contributed and charged to expense for these plans $2,016,000, $1,572,000, and $919,000 in fiscal 1998, 1997, and 1996, respectively.

5.   Income Taxes


     The components of the provision for income taxes are as follows:

(In thousands)                                1998       1997        1996
-------------------------------------------------------------------------
Currently (Refundable) Payable:
  Federal                                  $ 1,947    $  (510)    $ 3,400
  State                                        832        285         590
                                           -------    -------     -------
                                             2,779       (225)      3,990
                                           -------    -------     -------
Deferred (Prepaid), Net:
  Federal                                   (1,074)       491        (708)
  State                                       (169)       111        (150)
                                           -------    -------     -------
                                            (1,243)       602        (858)
                                           -------    -------     -------
                                           $ 1,536    $   377     $ 3,132
                                           =======    =======     =======

     The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $181,000, $198,000, and $200,000 of such benefits of the Company allocated to capital in excess of par value in fiscal 1998, 1997, and 1996, respectively.
     The provision for income taxes in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before provision for income taxes due to the following:

(In thousands)                                     1998      1997     1996
--------------------------------------------------------------------------
Income Tax Provision (Benefit) at
  Statutory Rate                                 $  604    $ (783)  $2,916
Differences Resulting From:
  State income taxes, net of federal tax            438       261      290
  Amortization and write-off of cost in
    excess of net assets of acquired
    companies                                       267       979      140
  Nondeductible expenses                             27        27       21
  Tax-exempt investment income                        -       (33)    (185)
  Other                                             200       (74)     (50)
                                                 ------    ------   ------
                                                 $1,536    $  377   $3,132
                                                 ======    ======   ======

     Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                     1998      1997
-----------------------------------------------------------------

Prepaid Income Taxes:
  Reserves and accruals                          $1,057    $2,750
  Accrued compensation                              897       357
  Net operating loss carryforwards                  714       103
  Allowance for doubtful accounts                     9       315
  Other                                              25        23
                                                 ------    ------
                                                  2,702     3,548
  Less: Valuation allowance                         739       200
                                                 ------    ------
                                                 $1,963    $3,348
                                                 ======    ======
Deferred Income Taxes:
   Depreciation                                  $  407    $3,035
                                                 ======    ======

     The valuation allowance relates to uncertainty surrounding the realization of tax benefits attributable to federal and state operating losses and credit carryforwards. The valuation allowance increased in fiscal 1998 as a result of certain losses that arose during the year. Of the total 1998 valuation allowance, $126,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.

6.   Subordinated Convertible Obligations


     In May 1995, the Company issued and sold $37,950,000 principal amount of 4 7/8% subordinated convertible debentures due 2000, including $3,000,000 principal amount of such debentures sold to Thermo Electron. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo TerraTech has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
     In fiscal 1994, the Company issued to Thermo TerraTech $2,650,000 principal amount of a 3 7/8% subordinated convertible note due 2000. The note is convertible into shares of the Company's common stock at a conversion price of $9.83 per share.
     See Note 10 for fair value information pertaining to the Company's subordinated convertible obligations.

7.   Commitments and Contingencies


Operating Leases
     The Company leases land, office facilities, and equipment under operating leases expiring at various dates through fiscal 2006. The accompanying statement of operations includes expenses from operating leases of $2,707,000, $1,943,000, and $1,319,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under noncancellable operating leases at April 4, 1998, are $2,329,000 in fiscal 1999; $1,546,000 in fiscal 2000; $935,000 in fiscal 2001;
$662,000 in fiscal 2002; $169,000 in fiscal 2003, and $277,000 in 2004 and thereafter. Total future minimum lease payments are $5,918,000.

Contingencies
     The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material effect upon the financial position of the Company or its results of operations.

8.   Related-party Transactions


Corporate Services Agreement
     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues in calendar 1998. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.20% of the Company's revenues. For these services, the Company was charged $1,220,000, $1,148,000, and $767,000 in fiscal 1998, 1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Subordinated Convertible Obligations
     See Note 6 for obligations of the Company held by Thermo Electron and Thermo TerraTech.

Repurchase Agreement
     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9.   Common Stock


     During fiscal 1996, the Company issued 500,000 shares of its common stock at $13.25 per share in a private placement for net proceeds of $6,625,000.
      Dividends to common shareholders of the Company of $2,504,000 were declared in fiscal 1998, of which $1,753,000, including $1,736,000 paid to Thermo TerraTech, was reinvested in 257,338 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan. Dividends to common shareholders of the Company of $2,557,000 were declared in fiscal 1997, of which $1,710,000, including $1,694,000 paid to Thermo TerraTech, was reinvested in 196,806 shares of the Company's common stock. Dividends to common shareholders of the Company of $2,491,000 were declared in fiscal 1996, of which $1,681,000, including $1,667,000 paid to Thermo TerraTech, was reinvested in 118,778 shares of the Company's common stock.
     At April 4, 1998, the Company had reserved 5,067,206 unissued shares of its common stock for possible issuance under stock-based compensation plans, outstanding warrants, and possible issuance upon conversion of the Company's convertible obligations.

10.  Fair Value of Financial Instruments


     The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, due from parent company and Thermo Electron, accounts payable, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximates fair value due to their short-term nature.
     Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
     Based on quoted market prices and on borrowing rates available to the Company, the fair value of the Company's subordinated convertible obligations was $39,395,000 and $37,674,000 at fiscal year-end 1998 and 1997, respectively.

11.  Significant Customers and Concentration of Credit Risk


     A substantial portion of the Company's nuclear-remediation services has been provided to the U.S. government. One subcontract for the U.S. government accounted for approximately 5% and 10% of the Company's total revenues in fiscal 1997 and 1996, respectively. All other U.S. government agencies accounted for 10%, 25%, and 16% of the Company's total revenues in fiscal 1998, 1997, and 1996, respectively. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

12.  Nonrecurring Costs


     During fiscal 1997, the Company recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, in response to a severe downturn in the Company's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover the Company's investment in those business units, thus requiring a write-down of certain assets included in the $7,800,000 charge. Of the total charge, $2,206,000 was nondeductible for tax purposes.

13.  Equity in Earnings of Unconsolidated Subsidiary


     The Company's equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represented the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December 1995 through the acquisition of RETEC.

     Summary financial information for RETEC/TETRA as of December 31, 1996, is as follows:

(In thousands)                                                       1996
-------------------------------------------------------------------------
Current Assets                                                    $ 3,072
Noncurrent Assets                                                  12,644
                                                                  -------
  Total assets                                                    $15,716
                                                                  =======

Current Liabilities                                               $ 2,016
Noncurrent Liabilities                                              2,635
Members' Equity                                                    11,065
                                                                  -------
  Total liabilities and members' equity                           $15,716
                                                                  =======

                                                               Year Ended
                                                                 Dec. 31,
(In thousands)                                                       1996
-------------------------------------------------------------------------
Revenues                                                          $12,066
Cost of Revenues                                                    9,040
                                                                  -------
Gross Profit                                                      $ 3,026
                                                                  =======
Net Income                                                        $   981
                                                                  =======

     In October 1997, the Company sold its 50% limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc., for $8,825,000 in cash. The Company realized a pretax gain of $3,012,000 on the sale.
     The carrying value of the unconsolidated subsidiary was $5,650,000 at fiscal year-end 1997 and was included in other assets in the accompanying balance sheet.

14.  Earnings per Share


 Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)          1998      1997      1996
-------------------------------------------------------------------------

Basic
Net Income (Loss)                             $   240   $(2,681)  $ 5,444
                                              -------   -------   -------
Weighted Average Shares                        12,609    12,821    12,394
                                              -------   -------   -------
Basic Earnings (Loss) per Share               $   .02   $  (.21)  $   .44
                                              =======   =======   =======
Diluted
Net Income (Loss)                             $   240   $(2,681)  $ 5,444
Effect of convertible obligations                   -         -        62
                                              -------   -------   -------
Income (Loss) Available to Common
  Shareholders, as Adjusted                   $   240   $(2,681)  $ 5,506
                                              -------   -------   -------
Weighted Average Shares                        12,609    12,821    12,394
Effect of:
  Convertible obligations                           -         -       269
  Stock options                                   149         -       321
                                              -------   -------   -------
Weighted Average Shares, as Adjusted           12,758    12,821    12,984
                                              -------   -------   -------
Diluted Earnings (Loss) per Share             $   .02   $  (.21)  $   .42
                                              =======   =======   =======

     The computation of diluted earnings per share for fiscal 1998 and 1997 excludes the effect of assuming the exercise of certain outstanding stock options and warrants because the effect would be antidilutive. As of April 4, 1998, there were 1,768,000 of such options and warrants outstanding, with exercise prices ranging from $6.51 to $15.40 per share.
     In addition, the computation of diluted earnings per share for fiscal
1998 and 1997 excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. As of April 4, 1998, the Company had $37,950,000 principal amount of 4 7/8% subordinated convertible debentures, convertible at $17.92 per share, and $2,650,000 principal amount of a 3 7/8% subordinated convertible note, convertible at $9.83 per share, that were excluded from the calculation of diluted earnings per share.

15.  Unaudited Quarterly Information


(In thousands except per share amounts)

1998                              First(a) Second(b)   Third(c)   Fourth
------------------------------------------------------------------------
Revenues                          $28,204   $33,639    $34,620   $31,946
Gross Profit                        4,371     5,274      3,947       806
Net Income (Loss)                     576       696      1,701    (2,733)
Earnings (Loss) per Share:
  Basic                               .05       .06        .13      (.21)
  Diluted                             .05       .06        .13      (.21)

1997                                First    Second    Third(d) Fourth(e)
-------------------------------------------------------------------------
Revenues                          $23,520   $27,913    $34,252   $29,164
Gross Profit                        4,482     4,428      4,714     4,324
Net Income (Loss)                   1,028       974        620    (5,303)
Earnings (Loss) per Share:
  Basic                               .08       .08        .05      (.42)
  Diluted                             .08       .07        .05      (.42)

(a)  Reflects the May 1997 acquisition of TriTechnics.
(b)  Reflects the August 1997 acquisition of RPM.
(c) Reflects the November 1997 acquisition of Benchmark and includes a pre-tax gain of $3,012,000 from the sale of an investment in a joint venture.
(d)  Reflects the September 1996 acquisition of IEM Sealand.
(e)  Reflects
$7,800,000 of nonrecurring costs.

Thermo Remediation Inc.                               1998 Financial Statements

                  Report of Independent Public Accountants


To the Shareholders and Board of Directors of Thermo Remediation Inc.:

     We have audited the accompanying consolidated balance sheet of Thermo Remediation Inc. (a Delaware corporation and 69%-owned subsidiary of Thermo TerraTech Inc.) and subsidiaries as of April 4, 1998, and March 29, 1997, and the related consolidated statements of operations, shareholders' investment, and cash flows for each of the three years in the period ended April 4, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Remediation Inc. and subsidiaries as of April 4, 1998, and March 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 4, 1998, in conformity with generally accepted accounting principles.



                                          Arthur Andersen LLP



Boston, Massachusetts
May 12, 1998

Thermo Remediation Inc.                               1998 Financial Statements

                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

Overview


     The Company is a national provider of environmental-liability management. Through a nationwide network of offices, the Company offers these and related consulting services in five areas: industrial remediation, nuclear remediation, waste-fluids collection and recycling, soil remediation, and environmental-management and information-technology systems.
     The Company's industrial remediation businesses provide consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, waste management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. In May 1997, the Company's RETEC subsidiary acquired TriTechnics Corporation, an environmental engineering and consulting firm. The Company's IEM Sealand subsidiary, acquired in September 1996, performs the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.
     In the nuclear-remediation area, the Company provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. In November 1997, the Company acquired Benchmark Environmental Corporation, a provider of nuclear-remediation and waste-management services to government and private sector clients.
     The Company also collects, tests, processes, and recycles used motor oil and other industrial fluids.
     The Company designs and operates facilities for the remediation of nonhazardous soil and mobile equipment for the on-site remediation of such wastes. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum- contaminated soils.

     Through its RPM Systems, Inc. subsidiary, acquired in August 1997, the Company develops and implements management and computer-based systems that aid in the collection and application of environmental data, helping to establish or improve a customer's environmental-compliance program while controlling the related costs.
     The Company's businesses are affected by several factors, particularly extreme weather variations, government spending, enactment and enforcement of environmental legislation, economic cycles, regulation and enforcement of remediation activities, the availability of federal and state funding for environmental cleanup, and local competition.
     The Company has acquired a number of businesses in the last three years. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive.

Results of Operations


Fiscal 1998 Compared With Fiscal 1997
     Revenues in fiscal 1998 increased 12% to $128,409,000 from $114,849,000 in fiscal 1997. Revenues increased due to the inclusion of $20,061,000 in revenues from acquired businesses (Note 3) and, to a lesser extent, higher revenues from construction, consulting, and engineering services at RETEC. This increase was offset in part by an $11,104,000 decrease in revenues resulting from a decline in the number of contracts in process at IEM Sealand. Revenues from soil-remediation services decreased $3,461,000, resulting from the closure of two sites, as well as heavy rains, which unfavorably affected operations at certain West Coast sites, and, to a lesser extent, competitive pricing pressures. Revenues from nuclear remediation and fluids-recycling services increased $1,728,000 in fiscal 1998.
     The gross profit margin decreased to 11% in fiscal 1998 from 16% in fiscal 1997, primarily due to losses on certain remedial-construction contracts at IEM Sealand, resulting from poorly bid and executed projects, and increased lower-margin revenues at RETEC. This decrease was offset in part by a greater percentage of soil-remediation revenues earned at certain higher-margin soil-remediation facilities.
     Selling, general, and administrative expenses as a percentage of revenues remained relatively unchanged at 10.6% and 10.5% in fiscal 1998 and 1997, respectively.
     During fiscal 1997, the Company recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies (Note 12). The write-down was in response to a severe downturn in the Company's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, included in the $7,800,000 charge.
     Interest income decreased to $970,000 in fiscal 1998 from $1,896,000 in fiscal 1997 as a result of lower average invested balances due to the use of $11,372,000 to repurchase Company common stock in fiscal 1998 and 1997 and the Company's funding of an increase in accounts receivable.
     Equity in earnings of unconsolidated subsidiary represents the Company's proportionate share of income from a joint venture (Note 13). "Gain on sale of unconsolidated subsidiary" results from the Company's sale of its interest in this joint venture in October 1997.
     The effective tax rate for fiscal 1998 exceeded the statutory federal income tax rate, primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The Company recorded an income tax provision on a pretax loss in fiscal 1997 primarily due to the amortization and write-off of nondeductible costs in excess of net assets of acquired companies and, to a lesser extent, the impact of state income taxes.
     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
     The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

Fiscal 1997 Compared With Fiscal 1996
     Revenues in fiscal 1997 increased 72% to $114,849,000 from $66,957,000 in fiscal 1996. Revenues increased due to the inclusion of $50,033,000 of revenues from RETEC and IEM Sealand, acquired in December 1995 and September 1996, respectively (Note 3). Revenues from soil-remediation services decreased 21% in response to a severe downturn in this business, which resulted in a decline in the volume of soil processed due to overcapacity in the industry and competitive pricing pressures.
     The gross profit margin decreased to 16% in fiscal 1997 from 27% in fiscal 1996, primarily due to lower margins on soil processed as a result of competitive pricing pressures and, to a lesser extent, lower volumes of soil processed at the Company's traditionally higher-margin soil-remediation centers. The gross profit margin also decreased due to the inclusion of lower-margin revenues from RETEC and IEM Sealand.
     Selling, general, and administrative expenses as a percentage of revenues decreased to 10% in fiscal 1997 from 13% in fiscal 1996, primarily due to lower expenses as a percentage of revenues at acquired companies.
     During fiscal 1997, the Company recorded $7,800,000 of nonrecurring costs to write-down certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies, as described in the results of operations for fiscal 1998 compared with fiscal 1997.
     Interest income decreased to $1,896,000 in fiscal 1997 from $2,539,000 in fiscal 1996 as a result of lower average invested balances following the acquisition of RETEC in December 1995 (Note 3) and the use of $8,317,000 to repurchase Company common stock in fiscal 1997. Interest expense increased to $2,251,000 in fiscal 1997 from $1,999,000 in fiscal 1996, primarily due to the issuance of the 4 7/8% subordinated convertible debentures in May 1995 (Note 6).
     Equity in earnings of unconsolidated subsidiary represents the Company's proportionate share of income from a joint venture (Note 13).
     The Company recorded an income tax provision on a pretax loss in fiscal 1997 primarily due to the amortization and write-off of nondeductible cost in excess of net assets of acquired companies and, to a lesser extent, the impact of state income taxes. The effective tax rate in fiscal 1996 was higher than the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies, offset in part by tax-exempt investment income.

Liquidity and Capital Resources


     Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $29,941,000 at April 4, 1998, compared with $38,960,000 at March 29, 1997. Cash, cash equivalents, and available-for-sale investments were $10,915,000 at April 4, 1998, compared with $23,804,000 at March 29, 1997. During fiscal 1998, the Company used $6,114,000 of cash for operating activities. The Company used cash to fund an increase in accounts receivable of $9,284,000, primarily as a result of delays in the pursuit of collections on accounts receivable at certain of the Company's subsidiaries and, to a lesser extent, higher revenues at certain business units. The Company expects to address this matter by increasing collection efforts over the next several quarters.
     The Company's investing activities used $1,232,000 of cash during fiscal 1998. The Company expended $5,163,000, net of cash acquired, for acquisitions (Note 3) and $6,318,000 for purchases of property, plant, and equipment. The Company plans to make capital expenditures of approximately $5,000,000 during fiscal 1999. In October 1997, the Company sold its 50% limited-liability interest in RETEC/TETRA L.C. for $8,825,000 in cash (Note 13).

     In fiscal 1998, the Company's financing activities used $3,445,000 of cash. The Company's Board of Directors has authorized the repurchase, through July 1998, of up to $15,000,000 of its own securities. Through April 4, 1998, the Company had expended $11,372,000 under this authorization, of which $3,055,000 was expended during fiscal 1998. All such purchases are funded from working capital. In fiscal 1998, the Company paid $751,000 in cash dividends. The amount of cash dividends ultimately paid by the Company is dependent on the number of shareholders participating in the Company's Dividend Reinvestment Plan.
     The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance any such acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo TerraTech Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all.

Thermo Remediation Inc.                               1998 Financial Statements

                         Forward-looking Statements


     In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

     Dependence on Environmental Regulation. Federal, state, and local environmental laws govern each of the markets in which the Company conducts business, as well as many of the Company's operations. The markets for each of the Company's services, including industrial remediation services, nuclear remediation services, hazardous waste remedial construction services, soil-remediation services, and waste-fluids recycling services, and the standards governing most aspects of the construction and operation of the Company's facilities were directly or indirectly created by, and are dependent on, the existence and enforcement of those laws. There can be no assurance that these laws and regulations will not change in the future, requiring new technologies or stricter standards with which the Company must comply. In addition, there can be no assurance that these laws and regulations will not be made more lenient in the future, thereby reducing the size of the markets addressed by the Company. Any such change in such federal, state, and local environmental laws and regulations may have a material adverse effect on the Company's business.
     Responsibility for establishing and enforcing certain federal policies, such as the federal underground storage tank policy, has been delegated to the states, which are not only required to establish regulatory programs, but also are permitted to mandate more stringent requirements than are otherwise required by federal law. Recently, certain states have adopted a "risk-based" approach to prioritizing site cleanups and setting cleanup standards, which attempt to balance the costs of remediation against the potential harm to human health and the environment from leaving sites unremediated. There can be no assurance that additional states will not adopt similar policies, or that these policies will not reduce the size of the potential market addressed by the Company.

     Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial, without any corresponding increase in revenue. The

Thermo Remediation Inc.                               1998 Financial Statements

                         Forward-looking Statements

Company is also potentially subject to monetary fines, penalties, remediation, cleanup, or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company's divisions are subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may impose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
     The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.

     Uncertainty of Funding. Remediation compliance requirements and attendant costs are often beyond the financial capabilities of many individuals and small companies. To address this problem, some states have established tax-supported trust funds to assist in the financing of compliance and site remediation. As a consequence, in many of the states in which the Company markets its soil-remediation services, the majority, and in some cases virtually all, of the soil remediated by the Company is paid for by large companies and/or state trust funds. Any substantial decrease in this funding could have a material adverse effect on the Company's business and financial performance. Many states have realized that the number of sites requiring remediation and the costs of compliance are substantially higher than were originally estimated. As a result, several states have relaxed enforcement activities and others have reduced compliance requirements in order to reduce the costs of cleanup. These factors have already resulted in lower levels of cleanup activity in some states and have had a material adverse effect on the Company's business. Continued de-emphasis on enforcement activities and/or further reductions in compliance requirements will have an even more severe adverse effect on the Company's business.
     The Company depends on funding from the federal and state governments, and their agencies and instrumentalities, for compensation for its services. For example, Thermo NUtech provides a large portion of its services directly or indirectly to the U.S. Department of Energy (DOE). Declines in spending by the DOE and other governmental agencies could have a material adverse effect on the Company's business.

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

Thermo Remediation Inc.                               1998 Financial Statements

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

        Risks Associated with Acquisition Strategy. The Company's strategy has included the acquisition of businesses that complement or augment the Company's existing services. The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses. The Company may, however, acquire one or more additional businesses if they are presented to the Company on terms the Company believes to be attractive.
       Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

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

     Potential Impact of Year 2000 on Processing of Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems as well as products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.
     The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

Thermo Remediation Inc.                               1998 Financial Statements

                       Selected Financial Information



(In thousands except
per share amounts)     1998(a)    1997(b)  1996(c)    1995(d)     1994
----------------------------------------------------------------------
Statement of
Operations Data:
Revenues             $128,409   $114,849 $ 66,957   $ 51,504  $ 43,488
Income (Loss)
  Before Cumulative
  Effect of Change
  in Accounting
  Principle               240     (2,681)   5,444      3,643     2,510
Net Income (Loss)         240     (2,681)   5,444      3,643     2,567
Earnings (Loss) per
  Share:
    Basic                 .02       (.21)     .44        .36       .26
    Diluted               .02       (.21)     .42        .35       .26

Balance Sheet Data:
Working Capital      $ 29,941   $ 38,960 $ 46,343   $  3,384  $ 12,676
Total Assets          140,311    136,114  135,802     79,156    68,939
Subordinated
  Convertible
  Obligations          40,600     40,600   40,600      2,650     2,650
Shareholders'
  Investment           74,467     74,830   83,352     60,320    47,638

Other Data:
Cash Dividends
  Declared           $  2,504   $  2,557 $  2,491   $  2,012  $  2,127

(a) Reflects the November 1997 acquisition of Benchmark, the August 1997 acquisition of RPM, and the May 1997 acquisition of TriTechnics and includes a pre-tax gain of $3,012,000 from the sale of an investment in a joint venture.
(b) Reflects the September 1996 acquisition of IEM Sealand and $7.8 million of nonrecurring costs.
(c) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8% subordinated convertible debentures and a private placement of 500,000 shares of the Company's common stock for net proceeds of $6.6 million. Also reflects the December 1995 acquisition of RETEC.
(d) Reflects the October 1994 acquisition of TPST Woodworth and the December 1994 acquisition of TPST Maryland.

Thermo Remediation Inc.                               1998 Financial Statements


Common Stock Market Information
     The Company's common stock is traded on the American Stock Exchange under the symbol THN. The following table sets forth the high and low sale prices of the Company's common stock for fiscal 1998 and 1997, as reported in the consolidated transaction reporting system.


                                   Fiscal 1998             Fiscal 1997
                              -------------------     --------------------
Quarter                         High        Low        High          Low
--------------------------------------------------------------------------
First                         $7 9/16      $6 1/2     $15        $11 7/8
Second                         8 1/8        6 7/8      13 1/4      9 7/8
Third                         7 11/16       5 1/2      11 1/2      7 7/8
Fourth                         7 3/8        5 5/8       8 7/8      6 3/4

     As of May 29, 1998, the Company had 181 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on May 29, 1998, was $5 1/2 per share.

Shareholder Services
     Shareholders of Thermo Remediation Inc. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/thn1.html).

Stock Transfer Agent
     BankBoston is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquires to:

     BankBoston
     c/o Boston EquiServe Limited Partnership
     P.O. Box 8040
     Boston, Massachusetts 02266-8040
     (617) 575-3120

Dividend Policy
     The Company intends to pay cash dividends from time to time to the holders of the Company's common stock out of funds legally available therefor. The Company currently expects that such dividends will be paid semiannually. No assurance can be given, however, as to whether the Company will continue to pay dividends in the future. On July 24, 1997, and February 12, 1998, the Board of Directors declared semiannual dividends of $.10 per share, which were paid on September 10, 1997, and March 23, 1998, to shareholders of record as of August 15, 1997, and March 2, 1998, respectively.

Dividend Reinvestment Plan
     The Thermo Remediation Inc. Dividend Reinvestment Plan permits shareholders to have their dividends reinvested automatically in additional shares of the Company's common stock without paying service charges or brokerage fees. For more details about this service, please write to:

     BankBoston
     c/o Boston EquiServe Limited Partnership
     Investor Relations Department
     P.O. Box 8040
     Boston, Massachusetts 02266-8040

Form 10-K Report
     A copy of the Annual Report on Form 10-K for the fiscal year ended April 4, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Remediation Inc., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

Annual Meeting
     The annual meeting of shareholders will be held on Tuesday, September 15, 1998, at 2:00 p.m. at Thermo Electron Corporation,
81 Wyman Street, Waltham, Massachusetts.