Form 10-K, Exhibit 13
period 1999-04-03
THERMORETEC CORP
filed 1999-06-10
CIK 913771

Exhibit 13

















                             ThermoRetec Corporation

                        Consolidated Financial Statements

                                   Fiscal 1999



ThermoRetec Corporation                                                         1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                   Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands except per share amounts)                                        1999       1998       1997
------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (Notes 11 and 14)                                                 $141,946   $128,409   $114,849
                                                                           --------   --------   --------

Costs and Operating Expenses:
 Cost of revenues                                                           119,483    114,011     96,901
 Selling, general, and administrative expenses (Note 8)                      16,820     14,778     13,098
 Restructuring costs (Notes 12 and 18)                                        9,176          -      7,800
                                                                           --------   --------   --------

                                                                            145,479    128,789    117,799
                                                                           --------   --------   --------

Operating Loss                                                               (3,533)      (380)    (2,950)

Interest Income                                                                 795        970      1,896
Interest Expense (includes $264, $259, and $259 to related party; Note 6)    (2,168)    (2,209)    (2,251)
Gain on Sale of Unconsolidated Subsidiary (Note 13)                               -      3,012          -
Other Income, Net (Note 2)                                                        -        209        136
Equity in Earnings of Unconsolidated Subsidiary (Note 13)                         -        174        865
                                                                           --------   --------   --------

Income (Loss) Before Income Taxes                                            (4,906)     1,776     (2,304)
Income Tax (Provision) Benefit (Note 5)                                       1,045     (1,536)      (377)
                                                                           --------   --------   --------

Net Income (Loss)                                                          $ (3,861)   $   240   $ (2,681)
                                                                           ========    =======   ========

Basic and Diluted Earnings (Loss) per Share (Note 15)                      $   (.29)   $   .02   $   (.21)
                                                                           ========    =======   ========

Weighted Average Shares (Note 15)
 Basic                                                                       13,089     12,609     12,821
                                                                           ========    =======   ========

 Diluted                                                                     13,089     12,758     12,821
                                                                           ========    =======   ========

















The accompanying notes are an integral part of these consolidated financial statements.

ThermoRetec Corporation                                                         1999 Financial Statements

                                        Consolidated Balance Sheet
                                                                                      April 3,   April 4,
(In thousands)                                                                            1999       1998
----------------------------------------------------------------------------------- ----------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $20,607 and $8,000 under repurchase              $ 20,669    $ 8,912
   agreement with affiliated company; Note 18)
 Available-for-sale investments, at quoted market value (amortized cost                      -      2,003
   of $2,008 in 1998; Note 2)
 Accounts receivable, less allowances of $1,706 and $1,690                              32,035     30,529
 Unbilled contract costs and fees                                                        8,675      8,154
 Prepaid and refundable income taxes (Note 5)                                            3,923      2,256
 Prepaid expenses                                                                        1,454      2,257
 Due from parent company and affiliated companies                                            -        667
                                                                                      --------   --------

                                                                                        66,756     54,778
                                                                                      --------   --------

Property, Plant, and Equipment, at Cost, Net                                            31,742     37,011
                                                                                      --------   --------

Other Assets                                                                             7,589     10,954
                                                                                      --------   --------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 12)                     35,087     37,568
                                                                                      --------   --------

                                                                                      $141,174   $140,311
                                                                                      ========   ========


ThermoRetec Corporation                                                         1999 Financial Statements

                                  Consolidated Balance Sheet (continued)
                                                                                      April 3,   April 4,
(In thousands except share amounts)                                                       1999       1998
----------------------------------------------------------------------------------- ----------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Accounts payable                                                                     $ 10,048    $10,936
 Accrued payroll and employee benefits                                                   6,326      4,875
 Deferred revenue                                                                        3,908      3,374
 Billings in excess of revenues earned                                                   3,323      1,277
 Other accrued expenses                                                                  4,068      4,375
 Due to parent company and affiliated companies                                          2,109          -
                                                                                      --------   --------

                                                                                        29,782     24,837
                                                                                      --------   --------

Deferred Income Taxes (Note 5)                                                             511        407
                                                                                      --------   --------

Subordinated Convertible Obligations (includes $6,830 and                               40,600     40,600
 $5,650 of related-party debt; Note 6)
                                                                                      --------   --------

Commitments and Contingencies (Note 7)

Shareholders' Investment (Notes 4 and 9):
 Common stock, $.01 par value, 50,000,000 shares authorized;                               142        140
   14,247,572 and 14,019,918 shares issued
 Capital in excess of par value                                                         88,045     89,103
 Accumulated deficit                                                                   (12,063)    (5,592)
 Treasury stock at cost, 693,074 and 1,089,085 shares                                   (5,843)    (9,181)
 Accumulated other comprehensive items (Note 2)                                              -         (3)
                                                                                      --------   --------

                                                                                        70,281     74,467
                                                                                      --------   --------

                                                                                      $141,174   $140,311
                                                                                      ========   ========

















The accompanying notes are an integral part of these consolidated financial statements.

ThermoRetec Corporation                                                         1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                    Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income (loss)                                                          $(3,861)   $   240    $(2,681)
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Noncash restructuring costs (Note 12)                                    8,122          -      7,800
     Depreciation and amortization                                            7,889      7,066      6,603
     Gain on sale of unconsolidated subsidiary (Note 13)                          -     (3,012)         -
     Equity in earnings of unconsolidated subsidiary (Note 13)                    -       (174)      (865)
     Deferred income tax expense (benefit)                                   (1,857)    (1,243)       602
     Provision for losses on accounts receivable                              1,026        193        162
     Other noncash items                                                        469        (51)        76
     Changes in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                   (1,541)    (7,487)    (6,008)
       Unbilled contract costs and fees                                        (521)    (1,797)    (3,420)
       Other current assets                                                     814        529        365
       Accounts payable                                                        (488)       998      3,558
       Billings in excess of revenues earned                                  2,046        398        249
       Other current liabilities                                              2,338     (1,428)    (1,934)
       Due to (from) parent company and affiliated companies                  1,830       (346)       243
                                                                            -------    -------    -------

        Net cash provided by (used in) operating activities                  16,266     (6,114)     4,750
                                                                            -------    -------    -------

Investing Activities
 Acquisitions, net of cash acquired (Note 3)                                   (576)    (5,163)    (1,681)
 Proceeds from sale and maturities of available-for-sale                      2,006      2,088     20,908
investments
 Purchases of available-for-sale investments                                      -          -    (15,753)
 Purchases of property, plant, and equipment                                 (5,437)    (6,318)    (6,036)
 Proceeds from sale of property, plant, and equipment                           409        455        113
 Proceeds from sale of unconsolidated subsidiary (Note 13)                        -      8,825          -
 Increase in other assets                                                      (149)    (1,119)      (788)
 Other                                                                          122          -          -
                                                                            -------    -------    -------

        Net cash used in investing activities                                (3,625)    (1,232)    (3,237)
                                                                            -------    -------    -------

Financing Activities
 Purchases of Company common stock                                                -     (3,055)    (8,317)
 Net proceeds from issuance of Company common stock                              29        179        313
   Dividends paid (Note 9)                                                     (806)      (751)      (847)
 Other                                                                         (107)       182        794
                                                                            -------    -------    -------

        Net cash used in financing activities                               $  (884)   $(3,445)   $(8,057)
                                                                            -------    -------    -------


ThermoRetec Corporation                                                         1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                     Year Ended
                                                                           April 3,   April 4,  March 29,
(In thousands)                                                                 1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Increase (Decrease) in Cash and Cash Equivalents                            $11,757    $(10,791)  $(6,544)
Cash and Cash Equivalents at Beginning of Year                                8,912     19,703     26,247
                                                                            -------    -------    -------

Cash and Cash Equivalents at End of Year                                    $20,669    $ 8,912    $19,703
                                                                            =======    =======    =======

Cash Paid For
 Interest                                                                   $ 1,955    $ 1,996     $2,031
 Income taxes                                                               $   432    $ 2,113     $1,490

Noncash Activities
 Fair value of assets of acquired companies                                 $   576    $13,772     $6,961
 Cash paid for acquired companies                                              (576)    (5,665)    (1,705)
 Issuance of Company common stock for acquired companies                          -     (2,850)    (2,006)
                                                                            -------    -------    -------

     Liabilities assumed of acquired companies                              $     -    $ 5,257    $ 3,250
                                                                            =======    =======    =======

 Dividends reinvested in Company common stock (Note 9)                      $ 1,804    $ 1,753    $ 1,710
                                                                            =======    =======    =======



















The accompanying notes are an integral part of these consolidated financial statements.

ThermoRetec Corporation                                                         1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment
                                                                                     Year Ended
                                                                            April 3,   April 4,  March 29,
(In thousands)                                                                  1999       1998       1997
------------------------------------------------------------------------- ----------- ---------- ---------

Comprehensive Income
Net Income (Loss)                                                          $ (3,861)   $    240   $ (2,681)
                                                                           --------    --------   --------
Other Comprehensive Items:
 Unrealized gain (loss) on available-for-sale investments                         3          (7)        12
                                                                           --------   ---------   --------

                                                                           $ (3,858)   $    233   $ (2,669)
                                                                           ========    ========   ========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                              $    140    $    134   $    128
 Activity under dividend reinvestment plan (Note 9)                               2           2          2
 Issuance of stock under employees' and directors' stock plans                    -           -          1
 Issuance of Company common stock for acquired companies (Note                    -           4          3
                                                                           --------    --------   --------
3)

 Balance at end of year                                                         142         140        134
                                                                           --------    --------   --------

Capital in Excess of Par Value:
 Balance at beginning of year                                                89,103      85,402     81,353
 Activity under dividend reinvestment plan (Note 9)                          (1,457)      1,751      1,708
 Activity under employees' and directors' stock plans                           (50)       (359)      (654)
 Tax benefit related to employees' and directors' stock plans                   449         181        198
(Note 5)
 Issuance of Company common stock for acquired companies (Note 3)                 -       2,128      2,003
 Capital contribution from parent company                                         -           -        794
                                                                           --------    --------   --------

 Balance at end of year                                                      88,045      89,103     85,402
                                                                           --------    --------   --------

Accumulated Deficit:
 Balance at beginning of year                                                (5,592)     (3,328)     1,910
 Net income (loss)                                                           (3,861)        240     (2,681)
 Activity under dividend reinvestment plan (Note 9)                          (2,610)     (2,504)    (2,557)
                                                                           --------    --------   --------

 Balance at end of year                                                     (12,063)     (5,592)    (3,328)
                                                                           --------    --------   --------

Treasury Stock:
 Balance at beginning of year                                                (9,181)     (7,382)       (31)
 Activity under dividend reinvestment plan (Note 9)                           3,259           -          -
 Activity under employees' and directors' stock plans                            79         538        966
 Purchases of Company common stock                                                -      (3,055)    (8,317)
 Issuance of Company common stock for acquired companies (Note 3)                 -         718          -
                                                                           --------    --------   --------

 Balance at end of year                                                      (5,843)     (9,181)    (7,382)
                                                                           --------    --------   --------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                    (3)          4         (8)
 Other comprehensive items                                                        3          (7)        12
                                                                           --------    --------   --------

 Balance at end of year                                                           -          (3)         4
                                                                           --------    --------   --------

                                                                           $ 70,281    $ 74,467   $ 74,830
                                                                           ========    ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

ThermoRetec Corporation                                                         1999 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoRetec Corporation (the Company) is a national provider of environmental-liability and resource-management services and related consulting services. The Company operates in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. In September 1998, the Company's name was changed from Thermo Remediation Inc. to ThermoRetec
Corporation.

Relationship with Thermo TerraTech Inc. and Thermo Electron Corporation
      The Company was incorporated in November 1991 and commenced operation in June 1992. As of April 3, 1999, Thermo TerraTech Inc. owned 9,486,508 shares of the Company's common stock, representing 70% of such stock outstanding. Thermo
TerraTech is an 87%-owned subsidiary of Thermo Electron Corporation. As of April
3, 1999, Thermo Electron owned 264,700 shares of the Company's common stock, representing 2% of such stock outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of this reorganization the Company would be merged into Thermo Electron (Note 16).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company accounted for its investment in a business in which it owned 50% through October 1997 using the equity method (Note 13).

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest March
31. References to fiscal 1999, 1998, and 1997 are for the fiscal years ended
April 3, 1999, April 4, 1998, and March 29, 1997, respectively. Fiscal years
1999 and 1997 each included 52 weeks; fiscal 1998 included 53 weeks.

Revenue Recognition
      Revenues from certain environmental-liability management and consulting services are recognized upon completion of services rendered. The Company's
Consulting and Engineering and Nuclear Remediation segments also perform services pursuant to long-term contracts. Revenues and profits on substantially all long-term contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $73,557,000, $77,052,000, and $65,217,000 in fiscal 1999, 1998, and 1997, respectively. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is projected on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts-in-process in excess of billings are classified as unbilled contract costs and fees in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year. Amounts billed in excess of revenues recognized are classified as billings in excess of revenues earned in the accompanying balance sheet. Revenues from soil-remediation services are recognized as soil is processed, and the Company bills customers upon receipt of the contaminated soil at its remediation centers.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the year.
Except when antidilutive, diluted earnings (loss) per share have been computed assuming the exercise of stock options, as well as their related income tax effects. The computation of diluted earnings (loss) per share excludes the effect of assuming the conversion of convertible bonds because the effect would be antidilutive.

Cash and Cash Equivalents
      At fiscal year-end 1999 and 1998, $20,607,000 and $8,000,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day
Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter (Note 18). Cash equivalents are carried at cost, which approximates market value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property, as follows: buildings, 5 to 40 years;
machinery and equipment, 2 to 15 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Soil-remediation units, which accounted for 26% and 36% of the Company's machinery and equipment, net, at fiscal year-end 1999 and 1998, respectively, are depreciated based on an hourly rate that is computed by estimating total hours of operation for each unit.
Property, plant, and equipment consists of:

(In thousands)                                                                            1999      1998
----------------------------------------------------------------------------------- ----------- ---------

Land                                                                                   $ 4,552    $ 4,554
Buildings                                                                               15,147     18,106
Machinery, Equipment, and Leasehold Improvements                                        35,581     34,380
                                                                                       -------    -------

                                                                                        55,280     57,040
Less:  Accumulated Depreciation and Amortization                                        23,538     20,029
                                                                                       -------    -------

                                                                                       $31,742    $37,011
                                                                                       =======    =======

Other Assets
      Other assets in the accompanying balance sheet includes the costs of acquired technology and other specifically identifiable intangible assets that are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 10 years. These assets were $3,280,000 and $5,200,000, net of accumulated amortization of $6,760,000 and $5,706,000, at fiscal year-end 1999 and 1998, respectively. In fiscal 1999, the Company wrote off $1,169,000 of other assets in connection with restructuring actions (Note
12).

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods ranging from 20 to 40 years. Accumulated amortization was $3,900,000 and $2,836,000 at fiscal year-end
1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished (Note 12). The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Comprehensive Income
      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents unrealized net of tax gains and losses on available-for-sale investments, reported as a component of shareholders' investment in the accompanying balance sheet.

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

Presentation
      Certain amounts in fiscal 1998 and 1997 have been restated to conform to the presentation in the fiscal 1999 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Accumulated other comprehensive items."
      Available-for-sale investments in the accompanying fiscal 1998 balance sheet represents corporate bonds with contractual maturities of one year or less. The difference between the market value and the cost basis of available-for-sale investments was $5,000 of gross unrealized losses at fiscal year-end 1998.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. In fiscal 1997, the Company recorded gross realized gains of $145,000 and gross unrealized losses of $9,000 related to the sale of available-for-sale investments.

3.    Acquisitions

      During fiscal 1999, the Company acquired a business for $576,000 in cash.
      In November 1997, the Company acquired Benchmark Environmental Corporation for 85,106 shares of the Company's common stock, valued at $450,000, and $2,900,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer.
The restrictions lapse with respect to one-third of the shares on each of the second, third, and fourth anniversaries of the closing. Benchmark provides nuclear-remediation and waste-management services to government agencies and private industry.
      In August 1997, the Company, through its Remediation Technologies, Inc.
(RETEC) subsidiary, acquired substantially all of the assets, subject to certain liabilities, of RPM Systems, Inc. for 374,507 shares of the Company's common stock, valued at $2,400,000, and $600,000 in cash. Certain shares of the Company's common stock issued in connection with the acquisition are subject to restrictions on transfer. Thirty percent of such shares have no transfer restrictions; while the restrictions lapse with respect to one half of the remaining shares on each of the second and third anniversaries of the closing.
RPM provides consulting services in the areas of environmental management, planning, and information technology.
      In May 1997, the Company, also through RETEC, acquired substantially all of the assets, subject to certain liabilities, of TriTechnics Corporation for $1,600,000 in cash. TriTechnics provides comprehensive consulting and remedial services at refinery and chemical-plant sites.
      During fiscal 1998, the Company also acquired an additional business for $565,000 in cash. In September 1996, the Company acquired IEM Sealand
Corporation for 311,040 shares of the Company's common stock, valued at $2,006,000, and $1,705,000 in cash. The shares of the Company's common stock issued in connection with the acquisition are subject to certain restrictions on transfer. The restrictions lapse with respect to one-third of the shares on each of the third, fourth, and fifth anniversaries of the closing. IEM Sealand performs cleanups of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.
      These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
The aggregate cost of the acquisitions exceeded the estimated fair value of the acquired net assets by $15,026,000, which is being amortized over periods ranging from 20 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. Pro forma data is not included as the effect of these acquisitions was not material to the Company's results of operations.

4.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has a stock-based compensation plan for its key employees, directors, and others. The Company also adopted an employee stock-based compensation plan, similar to its stock-based compensation plan, except that neither executive officers nor directors are eligible to participate in the plan. Both plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. As of fiscal year-end 1999, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the stock on the date of grant. To date, all options have been granted at fair market value.

      The Company also has a directors' stock option plan, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron or Thermo TerraTech.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 1,119,000 shares at a weighted average exercise price of $7.46 per share elected to participate in this exchange and, as a result, received options to purchase 560,000 shares of the Company common stock at $2.66 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

      A summary of the Company's stock option activity is:

                                                       1999                 1998                1997
                                               -------------------  ------------------  ------------------

                                                          Weighted            Weighted            Weighted
                                                 Number    Average   Number    Average    Number   Average
                                                     of   Exercise       of   Exercise        of  Exercise
(Shares in thousands)                            Shares      Price   Shares      Price    Shares     Price
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            2,051     $ 7.32    1,897     $ 7.92     1,559     $6.95
 Granted                                            779       2.63      438       6.52       556      8.65
 Exercised                                           (9)      3.06      (61)      2.58      (168)     1.47
 Forfeited                                         (162)      8.61     (223)     12.18       (50)     7.43
 Canceled due to exchange                        (1,119)      7.46        -          -         -         -
                                                 ------               -----               ------

Options Outstanding, End of Year                  1,540     $ 4.74    2,051     $ 7.32     1,897     $7.92
                                                 ======     ======    =====     ======    ======     =====

Options Exercisable                               1,510     $ 4.61    2,045     $ 7.31     1,826     $7.79
                                                 ======     ======    =====     ======    ======     =====

Options Available for Grant                         609                 196                  415
                                                 ======               =====               ======

      A summary of the status of the Company's stock options at April 3, 1999, is:

                                                                      Options Outstanding
                                                      -----------------------------------------------------
Range of Exercise Prices                                   Number             Weighted            Weighted
                                                               of              Average             Average
                                                           Shares            Remaining            Exercise
                                                   (In thousands)     Contractual Life               Price
------------------------------------------------ ------------------ ------------------- -------------------

$  1.98 - $  5.22                                             936            5.5 years             $  2.75
   5.23 -    8.46                                             469            2.2 years                6.81
   8.47 -   11.69                                             114            5.6 years               10.51
  11.70 -   14.93                                              21            4.6 years               14.82
                                                            -----

$  1.98 - $ 14.93                                           1,540            5.3 years             $  4.74
                                                            =====

      The information disclosed above for options outstanding at April 3, 1999, does not differ materially for options exercisable.

Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. No shares were issued under this program in fiscal 1999. During fiscal 1998 and 1997, the Company issued 3,367 shares and 5,792 shares, respectively, of its common stock under this program. Employees of the Company's Thermo NUtech subsidiary participated in an employee stock purchase program sponsored by Thermo TerraTech through November 1996.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been:

(In thousands except per share amounts)                                      1999        1998        1997
--------------------------------------------------------------------- ------------ ----------- -----------

Net Income (Loss):
 As reported                                                              $(3,861)     $  240      $(2,681)
 Pro forma                                                                 (4,721)       (286)      (2,946)

Basic and Diluted Earnings (Loss) per Share:
 As reported                                                                 (.29)        .02        (.21)
 Pro forma                                                                   (.36)       (.02)       (.23)

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to April 2, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $2.63, $1.82, and $3.58 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                             1999         1998       1997
------------------------------------------------------------------- --------------- ----------- ----------

Volatility                                                                    36%          27%         29%
Risk-free Interest Rate                                                      4.7%         5.5%        6.3%
Expected Life of Options                                                3.6 years    3.4 years   5.9 years




4.    Employee Benefit Plans (continued)

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans
      The majority of the Company's full-time employees are eligible to participate in 401(k) savings plans sponsored by certain subsidiaries and Thermo
Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions and for certain plans are based on subsidiary profits.
The Company contributed and charged to expense for these plans $2,764,000, $2,016,000, and $1,572,000 in fiscal 1999, 1998, and 1997, respectively.

5.    Income Taxes

      The components of the income tax (provision) benefit are:

(In thousands)                                                               1999        1998        1997
--------------------------------------------------------------------- ------------ ----------- -----------

Currently Refundable (Payable):
 Federal                                                                  $  (139)    $(1,947)     $   510
 State                                                                       (673)       (832)        (285)
                                                                          -------      ------      -------

                                                                             (812)     (2,779)         225
                                                                          -------      ------      -------

Net (Deferred) Prepaid:
 Federal                                                                    1,619       1,074         (491)
 State                                                                        238         169         (111)
                                                                          -------      ------      -------

                                                                            1,857       1,243         (602)
                                                                          -------      ------      -------

                                                                          $ 1,045     $(1,536)     $ (377)
                                                                          =======     =======      =======

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's stock on the date of exercise. The income tax provision that is currently payable does not reflect $449,000, $181,000, and $198,000 of such benefits of the Company that have been allocated to capital in excess of par value in fiscal 1999, 1998, and 1997, respectively.


5.    Income Taxes (continued)

      The income tax (provision) benefit in the accompanying statement of operations differs from the amounts calculated by applying the statutory federal income tax rate of 34% to income (loss) before income taxes due to:

(In thousands)                                                               1999         1998       1997
--------------------------------------------------------------------- ------------ ------------ ----------

Income Tax (Provision) Benefit at Statutory Rate                          $ 1,668      $  (604)     $  783
Differences Resulting From:
 State income taxes, net of federal tax                                      (287)        (438)       (261)
 Amortization and write-off of cost in excess of net assets of               (341)        (267)       (979)
   acquired companies
 Nondeductible expenses                                                       (55)         (27)        (27)
 Other                                                                         60         (200)        107
                                                                          -------      -------      ------

                                                                          $ 1,045      $(1,536)     $ (377)
                                                                          =======      =======      ======

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                            1999       1998
----------------------------------------------------------------------- ----------- ----------- ----------

Prepaid Income Taxes:
 Reserves and accruals                                                                  $2,137      $1,057
 Accrued compensation                                                                    1,098         897
 Net operating loss carryforwards                                                        1,583         714
 Allowance for doubtful accounts                                                            77           9
 Other                                                                                     192          25
                                                                                        ------      ------

                                                                                         5,087       2,702
 Less:  Valuation allowance                                                              1,164         739
                                                                                        ------      ------

                                                                                        $3,923      $1,963
                                                                                        ======      ======

Deferred Income Taxes:
 Depreciation                                                                            1,094         407
 Intangible assets                                                                        (760)          -
 Other                                                                                     177           -
                                                                                        ------      ------

                                                                                        $  511      $  407
                                                                                        ======      ======

      The valuation allowance relates to uncertainty surrounding the realization of tax benefits attributable to federal and state operating losses and credit carryforwards. The valuation allowance increased in fiscal 1999 as a result of certain losses that arose during the year. Of the total fiscal 1999 valuation allowance, $117,000 will be used to reduce cost in excess of net assets of acquired companies when any portion of the related deferred tax asset is recognized.


6.    Subordinated Convertible Obligations

      In May 1995, the Company issued and sold $37,950,000 principal amount of 4
7/8% subordinated convertible debentures due May 2000, including $3,000,000 principal amount of such debentures sold to Thermo Electron. During fiscal 1999, Thermo Electron purchased an additional $1,180,000 principal amount of such debentures. The debentures are convertible into shares of the Company's common stock at a conversion price of $17.92 per share and are guaranteed on a subordinated basis by Thermo Electron. Thermo TerraTech has agreed to reimburse
Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      In fiscal 1994, the Company issued to Thermo TerraTech $2,650,000 principal amount of a 3 7/8% subordinated convertible note due November 2000.
The note is convertible into shares of the Company's common stock at a conversion price of $9.83 per share.
      See Note 10 for fair value information pertaining to the Company's subordinated convertible obligations.

7.    Commitments and Contingencies

Operating Leases
      The Company leases land, office facilities, and equipment under operating leases expiring at various dates through fiscal 2006. The accompanying statement of operations includes expenses from operating leases of $3,151,000, $2,707,000, and $1,943,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at April 3, 1999, are $2,579,000 in fiscal 2000, $2,218,000 in fiscal 2001; $1,511,000 in fiscal 2002;
$913,000 in fiscal 2003; $221,000 in fiscal 2004; and $155,000 in 2005 and thereafter. Total future minimum lease payments are $7,597,000.

Contingencies
      The Company is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its results of operations.

8.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996 the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $1,136,000, $1,220,000, and $1,148,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron
Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company. In fiscal 1999, Thermo Electron billed the Company an additional
$57,000 for certain administrative services required by the Company that were not covered by the corporate services agreement.


8.    Related-party Transactions (continued)

Subordinated Convertible Obligations
      See Note 6 for obligations of the Company held by Thermo Electron and Thermo TerraTech.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo
Electron as discussed in Notes 1 and 18.

Other Related-party Transactions
      The Company purchases and sells services in the ordinary course of business to other companies affiliated with Thermo TerraTech. Purchases of services from such affiliated companies totaled $432,000, $1,129,000, and $979,000 in fiscal 1999, 1998, and 1997, respectively. Sales of services to such affiliated companies totaled $730,000, $1,710,000, and $1,825,000 in fiscal
1999, 1998, and 1997, respectively.
      In March 1999, as settlement of a note receivable, the Company received
118,707 shares of Thermo TerraTech common stock. The Company immediately sold the shares to Thermo TerraTech at fair market value, and received proceeds of $668,000.

9.    Common Stock

       Dividends to common shareholders of the Company of $2,610,000 were declared in fiscal 1999, of which $1,804,000, including $1,798,000 paid to Thermo TerraTech, was reinvested in 614,244 shares of the Company's common stock pursuant to the Company's Dividend Reinvestment Plan. Dividends to common shareholders of the Company of $2,504,000 were declared in fiscal 1998, of which $1,753,000, including $1,736,000 paid to Thermo TerraTech, was reinvested in 257,338 shares of the Company's common stock. Dividends to common shareholders of the Company of $2,557,000 were declared in fiscal 1997, of which $1,710,000, including $1,694,000 paid to Thermo TerraTech, was reinvested in 196,806 shares of the Company's common stock.
      At April 3, 1999, the Company had reserved 4,709,734 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of the Company's subordinated convertible obligations.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, due from parent company and affiliated companies, accounts payable, due to parent company and affiliated companies, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximates fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying fiscal 1998 balance sheet. The fair value was determined based upon quoted market prices. See Note 2 for fair value information pertaining to these financial statements.
      Based on quoted market prices and on borrowing rates available to the Company, the fair value of the Company's subordinated convertible obligations was $38,728,000 and $39,395,000 at fiscal year-end 1999 and 1998, respectively.


11.   Significant Customer and Concentration of Credit Risk

      A substantial portion of the Company's Nuclear Remediation segment's services has been provided to the U.S. government. Total revenues to U.S.
government agencies accounted for 13%, 10%, and 30% of the Company's total revenues in fiscal 1999, 1998, and 1997, respectively. In fiscal 1999, the Company's Consulting and Engineering segment provided services to one customer which accounted for 12% of the Company's total revenues. Management does not believe that these concentrations of credit risk have or will have a significant negative impact on the Company.

12.   Restructuring Costs

      During fiscal 1999, the Company recorded $9,176,000 of restructuring costs, which were accounted for in accordance with Emerging Issues Task Force
Pronouncement 94-3, in connection with the closure of two soil-recycling facilities in response to a continued downturn in the Company's Soil Remediation segment. The costs include a $6,238,000 write-down of fixed assets to their estimated disposal value of $895,000 and a $1,884,000 write-off of intangible assets, including $715,000 of cost in excess of net assets of acquired companies, as well as $1,054,000 primarily for ongoing lease costs and severance for 13 employees, 6 of whom were terminated in fiscal 1999. The Company closed one of the soil-recycling facilities in March 1999 and is actively seeking a buyer for the second soil-recycling facility. If no buyer is found, the Company will close the facility.
      A summary of the changes in accrued restructuring costs, which are included in other accrued expenses in the accompanying balance sheet, is as follows:

                                                                                   Facility
(In thousands)                                                      Severance         Costs         Total
--------------------------------------------------------------- -------------- ------------- -------------

Balance at April 4, 1998                                              $     -        $    -        $     -
 Provision charged to expense                                             213           841          1,054
 Usage                                                                   (101)         (151)          (252)
                                                                      -------        ------        -------

Balance at April 3, 1999                                              $   112        $  690        $   802
                                                                      =======        ======        =======

      During fiscal 1997, the Company recorded $7,800,000 of restructuring costs to write down certain capital equipment and intangible assets, including
$2,206,000 of cost in excess of net assets of acquired companies, in response to a severe downturn in the Company's Soil Remediation segment, which resulted in the closure of two soil-recycling facilities. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-recycling facilities that remained open would be insufficient to recover the Company's investment in those business units, thus requiring a write-down of certain assets, included in the $7,800,000 charge. Of the total charge, $2,206,000 was nondeductible for tax purposes.
      In May 1999, the Company announced certain other restructuring actions
(Note 18).

13.   Equity in Earnings of Unconsolidated Subsidiary

      The Company's equity in earnings of unconsolidated subsidiary in the accompanying statement of operations represented the Company's proportionate share of income from a 50% investment in RETEC/TETRA L.C., acquired in December
1995 through an acquisition. In October 1997, the Company sold its 50%
limited-liability interest in RETEC/TETRA to TETRA Thermal, Inc., for $8,825,000 in cash. The Company realized a pretax gain of $3,012,000 on the sale.
      For the year ended December 31, 1996, RETEC/TETRA reported revenues of $12,066,000, cost of revenues of $9,040,000, gross profit of $3,026,000, and net income of $981,000.

14.   Business Segment Information

      The Company organizes and manages its business by individual functional operating entity. The Company operates in four segments: Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids Recycling. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, services, and customers.
      The Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues.
      The Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production.
      The Soil Remediation segment designs and operates facilities for the on-site remediation of nonhazardous soil and mobile equipment.
      The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids.

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------  ---------

Revenues:
 Consulting and Engineering                                                 $  73,439  $ 76,892   $  64,913
 Nuclear Remediation                                                           34,863    26,934      23,472
 Soil Remediation                                                              24,183    17,773      21,233
 Fluids Recycling                                                               9,461     6,810       5,231
                                                                            ---------  --------   ---------

                                                                            $ 141,946  $128,409   $ 114,849
                                                                            =========  ========   =========

Income (Loss) Before Income Taxes:
 Consulting and Engineering                                                 $   3,042  $ (1,854)  $   5,588
 Nuclear Remediation                                                            1,479     1,659       1,735
 Soil Remediation (a)                                                          (7,259)      236      (9,404)
 Fluids Recycling                                                               1,103       939         912
 Corporate (b)                                                                 (1,898)   (1,360)     (1,781)
                                                                            ---------  --------   ---------

 Total operating loss                                                          (3,533)     (380)     (2,950)
 Interest and other income (expense), net                                      (1,373)    2,156         646
                                                                            ---------  --------   ---------

                                                                            $  (4,906) $  1,776   $  (2,304)
                                                                            =========  ========   =========

Total Assets:
 Consulting and Engineering                                                 $  55,068  $ 59,773   $  49,229
 Nuclear Remediation                                                           18,774    16,585      10,886
 Soil Remediation                                                              27,710    36,409      36,977
 Fluids Recycling                                                              12,851    13,225      10,573
 Corporate (c)                                                                 26,771    14,319      28,449
                                                                            ---------  --------   ---------

                                                                            $ 141,174  $140,311   $ 136,114
                                                                            =========  ========   =========



14.   Business Segment Information (continued)

(In thousands)                                                                   1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Depreciation and Amortization:
 Consulting and Engineering                                                 $   1,618  $  1,453   $ 1,118
 Nuclear Remediation                                                            1,841     1,274       856
 Soil Remediation                                                               3,305     3,239     3,668
 Fluids Recycling                                                               1,120       768       501
 Corporate                                                                          5       332       460
                                                                            ---------  --------   -------

                                                                            $   7,889  $  7,066   $ 6,603
                                                                            =========  ========   =======

Capital Expenditures:
 Consulting and Engineering                                                 $   1,131  $  1,048   $   588
 Nuclear Remediation                                                            2,222     2,336       288
 Soil Remediation                                                               1,581     1,183     1,663
 Fluids Recycling                                                                 503     1,727     3,497
 Corporate                                                                          -        24         -
                                                                            ---------  --------   -------

                                                                            $   5,437  $  6,318   $ 6,036
                                                                            =========  ========   =======

(a) Includes restructuring costs of $9,176,000 and $7,800,000 in fiscal 1999 and 1997, respectively.
(b) Primarily general and administrative expenses.
(c) Primarily cash and cash equivalents.

15.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                         1999       1998      1997
------------------------------------------------------------------------- ----------- ---------- ---------

Basic
Net Income (Loss)                                                           $(3,861)   $    240    $(2,681)
                                                                            -------    --------    -------

Weighted Average Shares                                                      13,089      12,609     12,821
                                                                            -------     -------    -------

Basic Earnings (Loss) per Share                                             $  (.29)    $   .02    $  (.21)
                                                                            ========    =======    =======

Diluted
Net Income (Loss)                                                           $(3,861)    $   240    $(2,681)
                                                                            -------     -------    -------

Weighted Average Shares                                                      13,089      12,609     12,821
Effect of Stock Options                                                           -         149          -
                                                                            -------     -------    -------

Weighted Average Shares, as Adjusted                                         13,089      12,758     12,821
                                                                            -------     -------    -------

Diluted Earnings (Loss) per Share                                           $ (.29)     $   .02    $  (.21)
                                                                            =======     =======    =======

      The computation of diluted earnings (loss) per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of April 3, 1999, there were 1,547,000 of such options outstanding, with exercise prices ranging from $1.98 to $14.93 per share.

      In addition, the computation of diluted earnings (loss) per share excludes the effect of assuming the conversion of convertible obligations because the effect would be antidilutive. As of April 3, 1999, the Company had $37,950,000 principal amount of 4 7/8% subordinated convertible debentures, convertible at $17.92 per share, and $2,650,000 principal amount of a 3 7/8% subordinated convertible note, convertible at $9.83 per share, that were excluded from the calculation of diluted earnings (loss) per share.

16.    Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. Under this plan, the Company and its sister subsidiary, The Randers Killam Group Inc., as well as their parent company, Thermo TerraTech, would be merged into Thermo Electron. As a result, all three companies would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company, The Randers Killam Group, and Thermo TerraTech would receive common stock in Thermo Electron in exchange for their shares. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo TerraTech and The Randers Killam Group; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm that the transaction is fair to the Company's shareholders (other than Thermo TerraTech and Thermo Electron) from a financial point of view; the approval of the Company's Board of Directors, including its independent directors; and completion of review by the Securities and Exchange Commission of any necessary documents regarding the proposed transaction.

17.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                               First   Second (a)  Third      Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                           $34,416   $35,140    $36,907    $35,483
Gross Profit                                                        5,544      5,633      5,543      5,743
Net Income (Loss)                                                     488     (5,323)       506        468
Basic and Diluted Earnings (Loss) per Share                           .04      (.41)        .04        .04

1998                                                               First   Second (b)  Third (c)  Fourth
---------------------------------------------------------------- --------- ---------- ---------- ---------

Revenues                                                           $28,204   $33,639    $34,620    $31,946
Gross Profit                                                        4,371      5,274      3,947        806
Net Income (Loss)                                                     576        696      1,701     (2,733)
Basic and Diluted Earnings (Loss) per Share                           .05        .06        .13       (.21)

(a) Reflects a pretax charge of $9,176,000 for restructuring costs.
(b) Reflects the August 1997 acquisition of RPM.
(c) Reflects the November 1997 acquisition of Benchmark and includes a pre-tax gain of $3,012,000 from the sale of an investment in a joint venture.



18.   Subsequent Events

Restructuring Actions
      On May 24, 1999, the Company announced that it plans to sell three soil-recycling facilities in addition to those discussed in Note 12. As a result, the Company expects to incur pretax charges totaling approximately $10 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of the book value of the three facilities that will be sold over the estimated proceeds from the sale. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8,001,000 and $371,000, respectively.

Cash Management Arrangement
     Effective June 1, 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement (Note 1). Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The
Company will report amounts invested in this arrangement as "advance to affiliate" in its balance sheet, beginning in the first quarter of fiscal 2000.

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of ThermoRetec Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoRetec
Corporation (formerly Thermo Remediation, Inc.; a Delaware corporation and
70%-owned subsidiary of Thermo TerraTech Inc.) and subsidiaries as of April 3, 1999, and April 4, 1998, and the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended April 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoRetec
Corporation and subsidiaries as of April 3, 1999, and April 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts May 11, 1999 (except with respect to the matters discussed in Note 18, as to which the date is June 1, 1999)


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

Overview

      The Company is a national provider of environmental-liability and resource-management services. Through a nationwide network of offices, the Company offers these and related consulting services in four segments:
Consulting and Engineering, Nuclear Remediation, Soil Remediation, and Fluids
Recycling.
      The Company's Consulting and Engineering segment provides consultation, engineering, and on-site services to help clients manage problems associated with environmental compliance, resource management, and the remediation of industrial sites contaminated with organic and inorganic wastes and residues. In
May 1997, the Company's RETEC subsidiary acquired TriTechnics Corporation, an environmental engineering and consulting firm. The Company's eastern construction operations, acquired in September 1996, perform the cleanup of hazardous waste sites for government and industry as a prime construction contractor and completes predesigned remedial action contracts at sites containing hazardous, toxic, and radioactive wastes.
      The Company's Nuclear Remediation segment provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics services, radiochemistry laboratory services, radiation dosimetry services, radiation-instrument calibration and repair services, and radiation-source production. In November 1997, the Company acquired Benchmark Environmental
Corporation, a provider of nuclear-remediation and waste-management services to government and private sector clients.
      Through its Soil Remediation segment, the Company designs and operates facilities for the on-site remediation of nonhazardous soil and mobile equipment. The Company's soil-remediation centers are environmentally secure facilities for receiving, storing, and processing petroleum-contaminated soils.
Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities (Note 18). In connection with this action, the Company expects to incur pretax charges totaling approximately $10 million, primarily in the first quarter of fiscal 2000. These charges primarily represent the excess of the book value of the three facilities that will be sold over the estimated proceeds from the sale. For the fiscal year ended April 3, 1999, revenues and operating income from these businesses totaled $8,001,000 and $371,000, respectively.
      The Company's Fluids Recycling segment collects, tests, processes, and recycles used motor oil and other industrial fluids in certain western states
(Oregon, Idaho, Nevada, Utah, Colorado, New Mexico, and Arizona).
      The Company's businesses are affected by several factors, particularly regulation and enforcement of remediation activities, extreme weather variations, economic cycles, the availability of federal and state funding for environmental cleanup, and local competition.
      The Company has acquired a number of businesses in the last three years.
The Company does not presently intend to actively seek to make additional acquisitions in the near future, and expects instead to concentrate its resources on strengthening its core businesses.


Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Revenues increased 11% to $141.9 million in fiscal 1999 from $128.4 million in fiscal 1998. Nuclear Remediation segment revenues increased $7.9 million to $34.9 million due to the inclusion of $5.2 million in revenues from an acquired business, as well as internal growth. Soil Remediation segment revenues increased $6.4 million to $24.2 million, resulting from higher volumes of soil processed. The Company believes that the recent strength in the soil-remediation market is due in part to compliance with a December 1998 U.S.
Environmental Protection Agency deadline for modifying underground storage tanks. Although the Company expects this market to remain viable for some time after April 3, 1999, there can be no assurance that this business will not decline in future years. In May 1999, the Company announced plans to sell three additional soil-recycling facilities (Note 18). For fiscal 1999, revenues and operating income from these businesses totaled $8.0 million and $0.4 million, respectively. Fluids Recycling segment revenues increased $2.7 million to $9.5 million, primarily due to increased capacity as a result of geographical expansion. These increases in revenues were offset in part by a decrease in revenues of $3.5 million to $73.4 million at the Consulting and Engineering segment due to a decrease in revenues at the Company's eastern construction operations resulting from a decline in the number of contracts in process, offset in part by higher revenues from consulting and engineering services at RETEC and the inclusion of $1.0 million in revenues from businesses acquired in fiscal 1998.
      The gross profit margin increased to 16% in fiscal 1999 from 11% in fiscal
1998. The gross profit margin increased in fiscal 1999 primarily due to a reduction of losses at the Company's eastern construction operations on certain remedial-construction contracts and higher utilization of billable personnel at RETEC at the Consulting and Engineering segment, as well as higher volumes of soil processed at the Soil Remediation segment. These increases were offset in part by a reduction in gross profit margin at the Nuclear Remediation segment due to development costs associated with a contract for the U.S. Department of Energy.
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 12% in fiscal 1999 and 1998. Selling, general, and administrative expenses increased primarily due to higher provisions for uncollectible accounts, increased administrative costs associated with the Company's name change, the inclusion of expenses for the full year from acquired businesses, and higher insurance costs.
      During fiscal 1999, the Company recorded $9.2 million of restructuring costs in connection with the closure of two soil-recycling facilities. The costs include a write-down of fixed assets to their estimated disposal value and a write-off of intangible assets, including cost in excess of net assets of acquired companies, as well as other closure costs (Note 12). The closure was in response to changes in market conditions, which have resulted in lower-priced disposal alternatives. These facilities reported aggregate revenues and operating losses of $2.2 million and $0.8 million, respectively, in fiscal 1998 and aggregate revenues and operating losses prior to the decision to close the facilities of $1.8 million and $0.1 million, respectively, in fiscal 1999. In
May 1999, the Company announced that it would record additional pretax restructuring charges of approximately $10 million, primarily in the first quarter of fiscal 2000, as a result of the Company's decision to sell three additional soil-recycling facilities (Note 18).
      Interest income decreased to $0.8 million in fiscal 1999 from $1.0 million in fiscal 1998 as a result of lower average invested cash balances.
      Equity in earnings of unconsolidated subsidiary in fiscal 1998 represents the Company's proportionate share of income from a joint venture that was sold in fiscal 1998. "Gain on sale of unconsolidated subsidiary" resulted from the Company's sale of its interest in this joint venture (Note 13).
      The Company recorded a tax benefit in fiscal 1999 at an effective rate below the statutory federal income tax rate, primarily due to the impact of the write-off of nondeductible cost in excess of net assets of acquired companies.
The effective tax rate in fiscal 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      In July 1998, the Company filed suit against a customer, seeking payment of $2.6 million that has been billed under a contract to provide remediation services. The customer has disputed its obligation to pay the Company. While the Company generally maintains reserves for these types of matters, failure to collect this receivable would have a material adverse impact on the Company's future results of operations.


Fiscal 1998 Compared With Fiscal 1997
      Revenues in fiscal 1998 increased 12% to $128.4 million from $114.8 million in fiscal 1997. Consulting and Engineering segment revenues increased
$12.0 million to $76.9 million due to the inclusion of $16.7 million in revenues from acquired businesses and, to a lesser extent, higher revenues from consulting and engineering services at RETEC. This increase was offset in part by an $11.1 million decrease in revenues resulting from a decline in the number of contracts in process at the Company's eastern construction operations.
Revenues from the Nuclear Remediation segment increased $3.5 million to $26.9 million, primarily due to the inclusion of revenues from an acquired business.
Revenues at the Fluids Recycling segment increased $1.6 million in fiscal 1998, primarily due to increased capacity as a result of geographic expansion.
Revenues from the Soil Remediation segment decreased $3.5 million, resulting from the closure of two sites, as well as heavy rains, which unfavorably affected operations at certain West Coast sites, and, to a lesser extent, competitive pricing pressures.
      The gross profit margin decreased to 11% in fiscal 1998 from 16% in fiscal
1997, primarily due to losses on certain remedial-construction contracts at the Company's eastern construction operations, resulting from poorly bid and executed projects, and an increase in lower-margin revenues at RETEC at the Consulting and Engineering segment. These decreases were offset in part by a greater percentage of soil-remediation revenues earned at certain higher-margin soil-remediation facilities at the Soil Remediation segment.
      Selling, general, and administrative expenses as a percentage of revenues remained relatively unchanged at 11.5% and 11.4% in fiscal 1998 and 1997, respectively. Selling, general, and administrative expenses increased due to the inclusion of expenses from acquired businesses.
      During fiscal 1997, the Company recorded $7.8 million of restructuring costs in connection with the write-down of certain capital equipment and intangible assets, including cost in excess of net assets of acquired companies
(Note 12). The write-down was in response to a severe downturn in the Company's soil-recycling business, which resulted in the closure of two soil-remediation sites. In addition, the Company's analysis indicated that the future undiscounted cash flows from certain other soil-remediation sites that remained open would be insufficient to recover the Company's investment in these business units, thus requiring a write-down of certain assets, included in the $7.8 million charge.
      Interest income decreased to $1.0 million in fiscal 1998 from $1.9 million in fiscal 1997 as a result of lower average invested balances due to the use of $11.4 million to repurchase Company common stock in fiscal 1998 and 1997 and the Company's funding of an increase in accounts receivable.
      Equity in earnings of unconsolidated subsidiary represents the Company's proportionate share of income from a joint venture. "Gain on sale of unconsolidated subsidiary" resulted from the Company's sale of its interest in this joint venture in October 1997 (Note 13).
      The effective tax rate for fiscal 1998 exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies. The Company recorded an income tax provision on a pretax loss in fiscal 1997, primarily due to the amortization and write-off of nondeductible costs in excess of net assets of acquired companies and, to a lesser extent, the impact of state income taxes.


Liquidity and Capital Resources

      Consolidated working capital, including cash, cash equivalents, and short-term available-for-sale investments, was $37.0 million at April 3, 1999, compared with $29.9 million at April 4, 1998. Cash, cash equivalents, and available-for-sale investments were $20.7 million at April 3, 1999, compared with $10.9 million at April 4, 1998. During fiscal 1999, $16.3 million of cash was provided by operating activities. Cash of $3.7 million was provided by an increase in accounts payable and other current liabilities, including due to parent company and affiliated companies, primarily due to the timing of payments. An increase in billings in excess of revenues earned provided cash of $2.0 million, primarily as a result of the receipt of an advance payment related to an environmental-liability management contract at the Consulting and Engineering segment.
      Excluding available-for-sale investment activity, the Company's primary investing activity in fiscal 1999 consisted of capital expenditures. The Company expended $5.4 million for purchases of property, plant, and equipment during fiscal 1999. The Company plans to make capital expenditures of approximately
$4.5 million during fiscal 2000.
      In fiscal 1999, the Company's financing activities used $0.9 million of cash. The Company paid $0.8 million in cash dividends in fiscal 1999. The amount of cash dividends ultimately paid by the Company is dependent on the number of shareholders participating in the Company's Dividend Reinvestment Plan.
      The Company generally expects to have positive cash flow from its existing operations. Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may acquire one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. In addition, the Company's $38.0 million principal amount 4
7/8% convertible debentures mature on May 1, 2000. The maturity of this debt could adversely affect the Company's liquidity in the first quarter of fiscal
2001. The Company expects that it will finance any such acquisitions and the redemption of such debentures through a combination of internal funds and/or short-term borrowings from Thermo TerraTech Inc. or Thermo Electron Corporation, although it has no agreement with these companies to ensure that funds will be available on acceptable terms, or at all.

Market Risk

      The Company is exposed to market risk from changes in interest rates and equity prices which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates
      The Company's subordinated convertible obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these subordinated convertible obligations due to the difference between the market interest rate and the rate at the date of issuance of the subordinated convertible obligations. A 10% decrease in fiscal year-end 1999 market interest rates would result in a negative impact to the Company of $0.1 million on the fair value of its long-term obligations.

Equity Prices
      The Company's subordinated convertible obligations are sensitive to fluctuations in the price of Company common stock into which the obligations are convertible. Changes in the price of the underlying common stock would result in changes in the fair value of the Company's subordinated convertible obligations due to the difference between the current market price and the market price at the date of issuance of the obligations. A 10% increase in the fiscal year-end
1999 market equity prices would result in a negative impact to the Company of $0.3 million on the fair value of its price-sensitive equity financial instruments.


Year 2000

      The following constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Informational and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, services, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) assessing the year 2000 readiness of its key suppliers and vendors; and (iii) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company's efforts included testing the year 2000 readiness of its utility and telecommunications systems at its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. Based on its evaluations of its critical facilities, the Company does not believe that any material upgrades or modifications are required. The Company is currently upgrading or replacing its material noncompliant information technology systems, and this process was approximately 80% complete as of April 3, 1999. In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by October 1999.
        The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. To date, no significant supplier or vendor has indicated that its business operations will be materially disrupted by the year 2000 issue. The Company has started to follow-up with significant suppliers and vendors that have not responded to the Company's questionnaires.
The Company has not completed the majority of its assessment of third-party risk, but expects to be substantially completed by October 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
This plan may include identifying manual backup systems in the event of a failure of the Company's material information technology systems. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      The Company had incurred third-party expenses (external costs) related to year 2000 issues of approximately $0.2 million as of April 3, 1999, and the total external costs of year 2000 remediation are expected to be approximately
$0.5 million. All of the external costs incurred as of April 3, 1999, were spent on testing and upgrading information technology systems. In fiscal year 1999, approximately 5% of the Company's total information technology budget was spent on year 2000 issues. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been and will continue to be expensed as incurred.
      The Company does not track the internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.


Year 2000 (continued)

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that the Company experiences year 2000 issues in its material information technology systems that cause the Company to be unable to access data, to process transactions, and to maintain accurate books and records. In such an event, the Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues.
Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.




                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Potential Environmental and Regulatory Liability. The Company's operations are subject to comprehensive laws and regulations related to the protection of the environment. Among other things, these laws and regulations impose requirements to control air, soil, and water pollution, and regulate health, safety, zoning, land use, and the handling and transportation of hazardous and nonhazardous materials. Such laws and regulations also impose liability for remediation and cleanup of environmental contamination, both on-site and off-site, resulting from past and present operations. These requirements may also be imposed as conditions of operating permits or licenses that are subject to renewal, modification, or revocation. Existing laws and regulations, and new laws and regulations, may require the Company to modify, supplement, replace, or curtail its operating methods, facilities, or equipment at costs which may be substantial, without any corresponding increase in revenue. The Company is also potentially subject to monetary fines, penalties, remediation, cleanup, or stop orders, injunctions, or orders to cease or suspend certain of its practices. The outcome of any proceedings and associated costs and expenses could have a material adverse impact on the Company's business. In addition, the Company's divisions are subject to numerous laws and regulations related to the protection of human health and safety. Such laws and regulations may impose liability on the Company for exposure of its employees to radiation or other hazardous contamination or failure to isolate and remove radioactive or other hazardous contaminants from soil.
      The Company endeavors to operate its business to minimize its exposure to environmental and other regulatory liabilities. Although no claims giving rise to such liabilities have been asserted by the Company's customers or employees to date, there can be no assurance that such claims cannot or will not be asserted against the Company.



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

      Risks Associated with Cash Management Arrangement with the Parent Company.
The Company participates in a cash management arrangement with its parent company, Thermo Electron. Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under the cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secure creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Some services provided by the Company involve the delivery to clients of third-party software and hardware. In addition, certain older third-party products, which the Company no longer uses in providing its services to clients, may not be year
2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's key suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year
2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                                      Selected Financial Information

(In thousands except per share amounts)              1999 (a)   1998 (b)   1997 (c)   1996 (d)      1995
-------------------------------------------------- ---------- ----------- ---------- ---------- ---------

Statement of Operations Data
Revenues                                            $141,946   $ 128,409   $114,849   $ 66,957   $ 51,504
Net Income (Loss)                                     (3,861)        240     (2,681)     5,444      3,643
Earnings (Loss) per Share:
 Basic                                                 (.29)         .02       (.21)       .44        .36
 Diluted                                               (.29)         .02       (.21)       .42        .35

Balance Sheet Data
Working Capital                                     $ 36,974   $  29,941   $ 38,960   $ 46,343   $  3,384
Total Assets                                         141,174     140,311    136,114    135,802     79,156
Subordinated Convertible Obligations                  40,600      40,600     40,600     40,600      2,650
Shareholders' Investment                              70,281      74,467     74,830     83,352     60,320

Other Data
Cash Dividends Declared                             $  2,610   $   2,504   $  2,557   $  2,491   $  2,012

(a) Reflects a $9.2 million pretax charge for restructuring costs.
(b) Reflects the November 1997 acquisition of Benchmark, the August 1997 acquisition of RPM, and the May 1997 acquisition of TriTechnics and includes a pretax gain of $3.0 million from the sale of an investment in a joint venture.
(c) Reflects the September 1996 acquisition of IEM Sealand and $7.8 million of pretax restructuring costs.
(d) Reflects the May 1995 issuance of $38 million principal amount of 4 7/8%
    subordinated convertible debentures and a private placement of 500,000 shares of the Company's common stock for net proceeds of $6.6 million. Also reflects the December 1995 acquisition of RETEC.


Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol THN. The following table sets forth the high and low sale prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                     Fiscal 1999         Fiscal 1998
Quarter                                                              High        Low       High       Low
--------------------------------------------------------------- ---------- ---------- ---------- ---------

First                                                              $6 3/4     $4 3/8    $7 9/16    $6 1/2
Second                                                              5 1/8      2 3/8     8 1/8      6 7/8
Third                                                               3 1/8      1 3/4     7 11/16    5 1/2
Fourth                                                              3 5/8      1 7/8     7 3/8      5 5/8

      As of April 30, 1999, the Company had 166 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on April 30, 1999, was $2 5/16 per share.

Dividend Policy
      The Company intends to pay cash dividends from time to time to the holders of the Company's common stock out of funds legally available therefor. The
Company currently expects that such dividends will be paid semiannually. No assurance can be given, however, as to whether the Company will continue to pay dividends in the future. On August 4, 1998, and February 23, 1999, the Board of
Directors declared semiannual dividends of $.10 per share, which were paid on September 1, 1998, and March 25, 1999, to shareholders of record as of August
18, 1998, and March 11, 1999, respectively.

Dividend Reinvestment Plan
      The ThermoRetec Corporation Dividend Reinvestment Plan permits shareholders to have their dividends reinvested automatically in additional shares of the Company's common stock without paying service charges or brokerage fees. For more details about this service, please write to:

      BankBoston N.A.
      c/o Boston EquiServe Limited Partnership
      Investor Relations Department
      P.O. Box 8040
      Boston, Massachusetts 02266-8040



